 Exhibit 99.1

Notice of Annual and Special Meeting
of Shareholders
Friday, April 29, 2022
Management Information Circular

AGNICO EAGLE MINES LIMITED
145 King Street East, Suite 400
Toronto, Ontario
M5C 2Y7
NOTICE OF 2022 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
Date:	Friday, April 29, 2022
Time:	11:00 a.m. (Toronto time)
Place:	Hybrid Arcadian Court, 401 Bay Street, Simpson Tower, 8th Floor, Toronto, Ontario, M5H 2Y4 and online at https://meetnow.global/MX6S7HV
Business of the Meeting:	1. Receipt of the financial statements of Agnico Eagle Mines Limited (the “Company”) for the year ended December 31, 2021 and the auditors’ report on the statements;
2. Election of directors;
3. Appointment of auditors;
4. Consideration of and, if deemed advisable, the passing of an ordinary resolution approving an amendment to the Company’s Incentive Share Purchase Plan;
5. Consideration of and, if deemed advisable, the passing of a non-binding, advisory resolution accepting the Company’s approach to executive compensation; and
6. Consideration of any other business which may be properly brought before the Annual and Special Meeting of Shareholders (the “Meeting”).
IMPORTANT NOTICE
The Company is conducting a hybrid Meeting that will allow registered shareholders and duly appointed proxyholders to participate both online and in person. The Company is providing the virtual format in order to provide shareholders with an equal opportunity to attend and participate at the Meeting, regardless of the particular constraints, circumstances or risks that they may be facing as a result of COVID-19. Registered shareholders, non-registered (beneficial) shareholders and duly appointed proxyholders will be able to attend the virtual Meeting, ask questions, and vote, all in real time through an online portal, provided that they are connected to the Internet and carefully follow the instructions set out in the accompanying management information circular (the “Circular”) and form of proxy or voting instruction form, as applicable. Non-registered shareholders who do not follow the procedures set out in the Circular and related proxy materials will be able to listen to a live webcast of the Meeting as guests, but will not be able to ask questions or vote. For shareholders wishing to attend the Meeting virtually, the Company has also filed a “Virtual AGM User Guide” under the Company’s issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
Regardless of whether a shareholder plans to attend the Meeting in person or virtually, the Company encourages all shareholders to vote in advance of the Meeting. Registered shareholders may vote their proxies by mail, phone or via the Internet. To be effective at the Meeting, proxies must be deposited with Computershare Trust Company of Canada no later than 11:00 a.m. (Toronto time) on April 27, 2022, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting. Non-registered shareholders will receive a voting instruction form from their intermediaries and must carefully follow the instructions on the voting instruction form. Intermediaries may set deadlines for voting that are further in advance of the Meeting than those set out in the Circular. For additional information on how to vote in advance of the Meeting and how to attend the Meeting, whether in person or virtually, shareholders should carefully review “Section 1: Voting Information” in the Circular.
By order of the Board of Directors
Christopher Vollmershausen
Executive Vice-President, Legal,
General Counsel & Corporate Secretary
March 21, 2022

To be effective at the Meeting, proxies must be deposited with Computershare Trust Company of Canada no later than 11:00 a.m. (Toronto time) on April 27, 2022, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting.
The Company is actively monitoring the public health and travel safety concerns relating to COVID-19 and the advisories or mandates that federal, provincial and local governments, and related agencies, may issue. ln the event it is not possible or advisable to hold the Meeting in person as currently planned, the Company may be required to hold a virtual-only Meeting, in which case the Company will announce the decision to do so via a press release and by posting details on the Company’s website that will also be filed on the Company’s issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

MANAGEMENT INFORMATION CIRCULAR
This Management Information Circular (the “Circular”) and accompanying proxy materials are provided in connection with the solicitation by the management of Agnico Eagle Mines Limited (the “Company”) of proxies for use at the Annual and Special Meeting of Shareholders to be held on April 29, 2022 (the “Meeting”). Unless otherwise indicated, all information in this Circular is given as at March 21, 2022 and all dollar amounts are stated in United States dollars (“U.S. dollars”, “$” or “US$”). Certain information in this Circular is presented in Canadian dollars (“C$”).

Notes to Readers
Forward-Looking Statements
The information in this Circular has been prepared as at March 21, 2022. Certain statements contained in this Circular constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”. When used in this Circular, the words “could”, “estimate”, “expect”, “forecast”, “future”, “plan”, “possible”, “potential”, “will” and similar expressions are intended to identify forward-looking statements. In particular, this Circular contains forward-looking statements pertaining to the Company’s plans with respect to compensation plans and practices. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward-looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in the Company’s management’s discussion and analysis for the year ended December 31, 2021 (the “MD&A”) and the Company’s annual information form for the year ended December 31, 2021 dated as of March 24, 2022 (the “AIF”). Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.
Note Concerning Estimates of Mineral Reserves and Mineral Resources
The mineral reserve and mineral resource estimates contained in this Circular have been prepared in accordance with the Canadian securities administrators’ (the “CSA”) National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”). These standards are similar to those used by the United States Securities and Exchange Commission’s (the “SEC”) Industry Guide No. 7, as interpreted by Staff at the SEC (“Guide 7”). However, the definitions in NI 43-101 differ in certain respects from those under Guide 7. Accordingly, mineral reserve and mineral resource information contained in this Circular may not be comparable to similar information disclosed by United States companies. Under Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. For United States reporting purposes, the SEC has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in Guide 7. Issuers must begin to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021, though Canadian issuers that report in the United States using the Multijurisdictional Disclosure System (“MJDS”) may still use NI 43-101 rather than the SEC Modernization Rules when using the SEC’s MJDS registration statement and annual report forms.
As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended the definitions of “proven mineral reserves” and “probable mineral reserves” in the SEC Modernization Rules, with definitions that are substantially similar to those used in NI 43-101. United States investors are cautioned that while the SEC now recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” that the Company reports in this Circular are or will be economically or legally mineable. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances. Investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is or will ever be economically or legally mineable.
The mineral reserve and mineral resource data set out in this Circular are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The Company does not include equivalent gold ounces for by-product metals contained in mineral reserves in its calculation of contained ounces and mineral reserves are not reported as a subset of mineral resources. See “Mineral Reserves and Mineral Resources” in the AIF for additional information.
Note to Investors Concerning Certain Measures of Performance
This Circular discloses certain measures, including “total cash costs per ounce” and “all-in sustaining costs per ounce”, that are not standardized measures under IFRS. These data may not be comparable to data reported by other issuers. For a reconciliation of these measures to the most directly comparable financial information reported in the consolidated financial statements prepared in accordance with IFRS and an explanation of the composition of such measures and how such measures provide useful information to investors see “Non-GAAP Financial Performance Measures” in the MD&A. For scientific and technical information about the Company’s mines and projects, please refer to the AIF.

SECTION 1: VOTING INFORMATION
IMPORTANT NOTICE
The Company is conducting a hybrid Meeting that will allow registered shareholders and duly appointed proxyholders to participate both online and in person. The number of persons permitted to attend the Meeting in person may be restricted to the number permitted by applicable laws or public health protocols (including, for certainty, any orders applicable in the City of Toronto). In the event the number of persons that desire to attend the Meeting in person is greater than the number permitted by applicable laws or public health protocols, shareholders will be granted in-person access to the Meeting on a first-come, first-serve basis. In the event a shareholder is declined in-person access to the Meeting, they will be given the opportunity to leave their completed form of proxy or ballot with the scrutineer outside of the Meeting prior to leaving the premises.
The Company is providing the virtual format in order to provide shareholders with an equal opportunity to attend and participate at the Meeting, regardless of the particular constraints, circumstances or risks that they may be facing as a result of COVID-19. Registered shareholders, non-registered (beneficial) shareholders and duly appointed proxyholders will be able to attend the virtual Meeting, ask questions, and vote, all in real time through an online portal, provided that they are connected to the Internet and carefully follow the instructions set out in this Circular and form of proxy or voting instruction form, as applicable. Non-registered shareholders who do not follow the procedures set out in this Circular and related proxy materials will be able to listen to a live webcast of the Meeting as guests, but will not be able to ask questions or vote.
Please carefully read this section of the Circular, as it contains important information explaining how shareholders can vote in advance of the Meeting and how shareholders and duly appointed proxyholders can attend, ask questions and vote at the Meeting in real time. The Company has also filed a “Virtual AGM User Guide” under the Company’s issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
Physical access to the Meeting at Arcadian Court, 401 Bay Street, Simpson Tower, 8th Floor, Toronto, Ontario, M5H 2Y4 will begin at approximately 10:00 a.m. (Toronto time) and online access to the virtual Meeting will begin at approximately 10:30 a.m. (Toronto time). Shareholders and duly appointed proxyholders that wish to attend the Meeting are encouraged to arrive in person or log in at the applicable time by following the instructions below.
Your vote is important. Whether or not you plan to attend the Meeting, please vote as soon as possible by one of the methods described below to ensure that your common shares are represented and voted at the Meeting. Shareholders who have questions about voting their common shares or attending the Meeting should contact Investor Relations by telephone at 416.947.1212, by toll-free telephone at 1.888.822.6714 or by email at info@agnicoeagle.com.
Who is soliciting my proxy?
The management of the Company is soliciting your proxy for use at the Meeting.
How are proxies solicited?
The solicitation of proxies will be primarily by mail; however, proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The cost of this solicitation will be paid by the Company.
How are proxy materials delivered to shareholders?
Proxy materials are sent to registered shareholders directly. Proxy materials are sent to intermediaries to be forwarded to all non-registered (beneficial) shareholders. If you are a non-registered shareholder, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding such securities on your behalf. The Company pays the cost of delivery of proxy materials for all registered and non-registered shareholders, including to intermediaries for delivery to objecting non-registered shareholders.
What will I be voting on?
You will be voting on:
•
the election of directors (page 13);

•
the appointment of Ernst & Young LLP as the Company’s auditors (page 32);

•
an amendment to the Company’s Incentive Share Purchase Plan (the “Incentive Share Purchase Plan”) (page 33);

•
a non-binding, advisory resolution on the Company’s approach to executive compensation (page 34); and

•
other business brought before the Meeting if any other matter is put to a vote.

What else will happen at the Meeting?
The financial statements for the year ended December 31, 2021, together with the auditors’ report on such statements, will be presented at the Meeting.
How will these matters be decided at the Meeting?
A majority of votes cast, by proxy or in person (including through the virtual Meeting interface), will constitute approval of each of the matters specified in this Circular.
How many votes do I have?
You will have one vote for each common share of the Company you own at the close of business on March 18, 2022, the record date for the Meeting (the “Record Date”). To vote common shares that you acquired after the Record Date, you must, no later than the commencement of the Meeting:
•
request that the Company add your name to the list of voters; and

•
properly establish ownership of the common shares or produce properly endorsed share certificates evidencing that the common shares have been transferred to you.

How many shares are eligible to vote?
At the close of business on March 18, 2022, there were 455,586,677 common shares of the Company outstanding. Each common share held at that date entitles its holder to one vote. To the knowledge of the directors and officers of the Company, no person or corporation owns or exercises control or direction over 10% or more of the outstanding common shares.
How many shareholders are required for a quorum?
The Company must have at least two people present at the Meeting who hold, or represent by proxy, in aggregate, at least 25% of the outstanding common shares of the Company. Shareholders who participate in or vote at the Meeting virtually are deemed to be present at the Meeting for all purposes, including quorum.
Why is the Company holding a hybrid Meeting?
The Company believes the Meeting is an important occasion for the board of directors of the Company (the “Board of Directors” or the “Board”), management and shareholders to come together and participate in decisions relating to the governance and other business of the Company. The Company believes that offering the opportunity for shareholders to participate in the Meeting via live webcast in addition to hosting a physical Meeting will allow all shareholders to have an equal opportunity to attend and be heard regardless of the particular constraints, circumstances or risks that they may be facing as a result of COVID-19.
Are any special measures being taken at the Meeting as a result of the COVID-19 pandemic?
The Company is offering the ability to participate in the Meeting by virtual means, as well as in person. As the COVID-19 pandemic continues to evolve over time, the Company asks that, in considering whether to attend the Meeting in person, shareholders follow the instructions of the Public Health Agency of Canada (“PHAC”) (available at https://www.canada.ca/en/public-health/services/diseases/2019-novel-coronavirus-infection.html) including any mandatory quarantine or isolation protocols that may be in place at the time of the Meeting. The Company also strongly encourages shareholders not to attend the Meeting in person if they are experiencing any of the following COVID-19 symptoms: fever; shortness of breath, difficulty breathing or chest pain; sore throat or runny nose (not related to seasonal allergies or other known causes or conditions); new or worsening cough; muscle ache or headache (unusual or long-lasting); or new loss of sense of smell or taste. Shareholders attending the Meeting are requested to follow the hygiene instructions published by PHAC, including washing or disinfecting hands upon arrival at the Meeting, and covering their mouth and nose with their arm when coughing or sneezing, as well as any COVID-19 protocols requested by the venue hosting the Meeting.
The Company may take additional precautionary measures in relation to the Meeting in response to further and evolving developments in respect of COVID-19. See also below under the heading “How do I vote?” for more information.
How do I vote?
You can vote in advance of the Meeting, you can vote at the Meeting, both online or in person, or you can appoint a third party to attend the Meeting, both online and in person, and vote your common shares for you. How you vote depends on whether you are a registered shareholder or a non-registered shareholder. You are a registered shareholder if the common shares that you own are registered directly in your name as reflected in the records of our transfer agent, Computershare Trust Company of Canada (“Computershare”). You are a non-registered shareholder if the common shares that you own are held by an intermediary, generally being a bank, trust company, investment dealer, clearing agency or other institution.
The Company is actively monitoring the public health and travel safety concerns relating to COVID-19 and the advisories or mandates that federal, provincial and local governments, and related agencies, may issue. ln the event it is not possible or advisable to hold the Meeting in person as currently planned, the Company may be required to hold a virtual-only Meeting, in which case the Company will announce the decision to do so via a press release and by posting details on the Company’s website that will also be filed on the Company’s issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
How can I vote in advance of the Meeting as a registered shareholder?
If you were a registered shareholder at the close of business on the Record Date, you can vote in advance of the Meeting by submitting a proxy. You can vote by proxy in any of the following ways:
By Telephone:
Call Computershare toll-free in North America at 1.866.732.8683 or outside North America at 1.312.588.4290. You will need your 15-digit control number, which can be found on your form of proxy. Please note that you cannot appoint anyone other than the directors and officers named on your form of proxy as your proxyholder if you vote by telephone.

By Internet:	Access www.investorvote.com and follow the instructions on the screen. You will need your 15-digit control number, which can be found on your form of proxy.
By Mail:	Complete, sign and date your form of proxy and return it to Computershare at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, Attention: Proxy Department in the envelope provided.

If you vote by proxy, your proxy must be received no later than 11:00 a.m. (Toronto time) on April 27, 2022, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting, regardless of the method you choose. If you do not date your proxy, we will assume the date to be the date on which it is mailed by Management to the holder. If you vote by telephone or via the Internet, do not return your form of proxy.
How can I attend the Meeting as a registered shareholder?
If you were a registered shareholder at the close of business on the Record Date, you will be able to attend, ask questions and vote at the Meeting in person or virtually. The online webcast will be in real time through the virtual meeting interface. To access the virtual Meeting, visit https://meetnow.global/MX6S7HV, click on “Shareholder” button and enter your 15 digit control number found on your form of proxy. See below under the headings “How can I vote at the Meeting?” and “How can I ask questions at the Meeting?” for more information.
Can I appoint someone other than the directors and officers named in the form of proxy to represent me at the Meeting?
You may appoint a person (who need not be a shareholder), other than one of the directors or officers named in the form of proxy, to represent you and vote on your behalf at the Meeting, in person or virtually. To do so, insert that person’s name in the blank space provided in the form of proxy and follow the instructions for submitting the form of proxy.
Shareholders who wish to appoint a third party proxyholder to represent them at the virtual Meeting must take the additional step of registering their proxyholder with Computershare once their form of proxy has been submitted. To do so, shareholders must access http://www.computershare.com/AgnicoEagle no later than 11:00 a.m. (Toronto time) on April 27, 2022, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting, and provide Computershare with the required proxyholder contact information so that Computershare may register your proxyholder and provide your proxyholder with an invite code for the Meeting via email. Failure to register your proxyholder will result in your proxyholder not receiving an invite code, which will prevent them from being able to ask questions or vote at the virtual Meeting. If your third party proxyholder is attending the Meeting in person, you DO NOT need to register their appointment online.
If you appoint a third party proxyholder, please ensure that they are aware that they have been appointed as your proxyholder and confirm that they will participate at the Meeting, either online or in person. If your proxyholder will attend the virtual Meeting, you should confirm that they have received their invite code prior to the Meeting. Once your proxyholder has been registered and received their invite code, they can attend the virtual Meeting by accessing https://meetnow.global/MX6S7HV, click the “Shareholder” button and enter the invite code provided to them by Computershare. See below under the headings “How can I vote at the Meeting?” and “How can I ask questions at the Meeting?” for more information.
How will my shares be voted if I return a proxy?
On the form of proxy, you can indicate how you would like your proxyholder to vote your common shares for any matter put to a vote at the Meeting and on any ballot, and your common shares will be voted accordingly. If you have appointed the designated directors or officers of the Company as your proxyholder and you do not indicate how you want your common shares to be voted, they intend to vote your common shares in the following manner:
(i)
FOR the election of management’s nominees as directors;

(ii)
FOR the appointment of Ernst & Young LLP, as the Company’s auditors and the authorization of the directors to fix the remuneration of the auditors;

(iii)
FOR the proposed amendment to the Incentive Share Purchase Plan;

(iv)
FOR the acceptance of the Company’s approach to executive compensation; and

(v)
FOR management’s proposals generally.

What if I want to revoke my proxy?
Registered shareholders can revoke their proxy at any time prior to its use. You may revoke your proxy by requesting, or having your authorized attorney request, in writing to revoke your proxy. This request must be delivered to the Company’s address at Suite 400, 145 King Street East, Toronto, Ontario, M5C 2Y7, Attention: Corporate Secretary before the last business day preceding the day of the Meeting or any adjournment of the Meeting. In addition, if you log into the Meeting and accept the terms and conditions and you vote again at the Meeting, you will be revoking any and all previously submitted proxies. If you do not wish to revoke all previously submitted proxies, do not vote again at the virtual Meeting or only attend the virtual Meeting as a guest. See also below under the heading “How can I access the Meeting as a guest?” for more information.
If you are a non-registered shareholder and wish to revoke or change your prior instructions, you must contact your intermediary well in advance of the Meeting and follow its instructions. Intermediaries may set deadlines for the receipt of revocations that are further in advance of the Meeting than those set out elsewhere in this Circular and related proxy materials and, accordingly, any such revocation should be completed in coordination with your intermediary well in advance of the deadline for submitting forms of proxy or voting instruction forms to ensure it can be given effect to at the Meeting.
How can I vote in advance of the Meeting as a non-registered shareholder?
If your common shares are not registered in your name, they will be held by an intermediary, generally being a bank, trust company, investment dealer, clearing agency or other institution. Each intermediary has its own procedures that should be carefully followed by non-registered shareholders to ensure that your common shares are voted at the Meeting, including when and where the voting instruction form or form of proxy is to be delivered. If you are a non-registered shareholder, you should have received this Circular, together with either: (a) the voting instruction form from your intermediary to be completed and signed by you and returned to the intermediary in accordance with the instructions provided by the intermediary, or (b) a form of proxy, which has already been signed by the intermediary and is restricted as to the number of common shares beneficially owned by you, to be completed by you and returned to Computershare no later than 11:00 a.m. (Toronto time) on April 27, 2022, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting.
How can I attend the Meeting as a non-registered shareholder?
If you are a non-registered shareholder and you wish to attend the Meeting, you must insert your own name in the space provided on the voting instruction form sent to you by your intermediary and follow all of the applicable instructions provided by your intermediary. By doing so, you are instructing the intermediary to appoint you as proxyholder and you will be able to attend and vote your common shares at the Meeting, in person or virtually, subject to completing the additional steps below.
In order to attend and vote your common shares at the virtual Meeting, you must take the additional step of registering yourself as proxyholder with Computershare once you have submitted your voting instruction form. To do so, shareholders must access http://www.computershare.com/AgnicoEagle no later than 11:00 a.m. (Toronto time) on April 27, 2022, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting, and provide Computershare with your contact information so that Computershare may provide you with an invite code for the Meeting via email. Failure to register yourself will result in you not receiving an invite code, which will prevent you from being able to ask questions or vote at the virtual Meeting. If you plan to attend the Meeting in person, you DO NOT need to register your appointment online. Once you have been registered and received your invite code, you can attend the virtual Meeting by accessing https://meetnow.global/MX6S7HV, click on “Shareholder” and enter the invite code provided to you by Computershare. See below under the headings “How can I vote at the Meeting?” and “How can I ask questions at the Meeting?” for more information.
Your voting instructions must be received in sufficient time to allow your voting instruction form to be forwarded by your intermediary to Computershare. You should contact your intermediary well in advance of the Meeting and follow its instructions if you want to attend and vote at the Meeting.
Can I appoint someone other than the directors and officers named in the voting instruction form to represent me at the Meeting?
You may appoint a person (who need not be a shareholder), other than the directors or officers designated by the Company on your voting instruction form, to represent you and vote on your behalf at the Meeting, in person or virtually, subject to completing the additional steps below. To do so, insert that person’s name in the blank space provided in the voting instruction form and sent to you by your intermediary and follow all of the applicable instructions provided by your intermediary. By doing so, you are instructing the intermediary to appoint your appointee as proxyholder.
If you wish to appoint a third party proxyholder to represent you at the virtual Meeting, you must take the additional step of registering your proxyholder with Computershare once you have submitted your voting instruction form. To do so, shareholders must access http://www.computershare.com/AgnicoEagle no later than 11:00 a.m. (Toronto time) on April 27, 2022, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting, and provide Computershare with the required proxyholder contact information so that Computershare may provide your proxyholder with an invite code for the Meeting via email. Failure to register your proxyholder will result in your proxyholder not receiving an invite code, which will prevent them from being able to ask questions or vote at the Meeting. If your third party proxyholder is attending the Meeting in person, you DO NOT need to register their appointment online.
If you appoint a third party proxyholder, please ensure that they are aware that they have been appointed as your proxyholder and confirm that they will participate at the Meeting, either online or in person. If your proxyholder will attend the virtual Meeting, you should confirm that they have received their invite code prior to the Meeting. Once your proxyholder has been registered and received their invite code, they can attend the virtual Meeting by accessing https://meetnow.global/MX6S7HV, click on “Shareholder” and enter the invite code provided to you by Computershare. See below under the headings “How can I vote at the Meeting?” and “How can I ask questions at the Meeting?” for more information.
Your voting instructions must be received in sufficient time to allow your voting instruction form to be forwarded by your intermediary to Computershare. You should contact your intermediary well in advance of the Meeting and follow its instructions if you want to have a third party proxyholder attend and vote at the Meeting on your behalf.
If you are a non-registered shareholder resident in the United States and you would like to attend the virtual Meeting, you must obtain a legal proxy, executed in your favour, from the registered shareholder and submit proof of your legal proxy reflecting the number of common shares of the Company you held as of the Record Date, along with your name and email address, to Computershare and also register your details with Computershare at www.computershare.com/AgnicoEagle in order to receive an invite code. You may submit a copy of your legal proxy to Computershare by mail at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, Attention: Proxy Department or by email at uslegalproxy@computershare.com. Requests for registration must be labelled as “Legal Proxy” and be received no later than 11:00 a.m. (Toronto time) on April 27, 2022, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting. You will then receive a confirmation of your registration, with an invite code, by email from Computershare that will allow you to attend the virtual Meeting. You may also appoint someone else as the proxyholder for your common shares to represent you and vote on your behalf at the virtual Meeting by obtaining a legal proxy, executed in your proxyholder’s favour, from the holder of record and registering them with Computershare in the manner described above.

How can I vote at the Meeting?
If you are attending the Meeting as a registered shareholder or a duly appointed proxyholder (including a non-registered shareholder that has been properly appointed and registered with Computershare pursuant to the instructions above), you will be able to vote your common shares in person or through the virtual Meeting interface.
If you are a registered shareholder and plan to attend the Meeting and want to vote your common shares in person, do not complete or return the enclosed proxy. Your vote will be taken and counted at the Meeting. If you are a duly appointed proxyholder (including a non-registered shareholder that has been properly appointed and registered with Computershare pursuant to the instructions above), you must have signed and returned your voting instruction form prior to the Meeting following the instructions on the form. Your vote will be taken and counted at the Meeting so do not indicate your votes on the form. Please register with our transfer agent, Computershare, when you arrive at the Meeting to ensure your vote will be counted. If you are declined access to the Meeting due to public health concerns or protocols, you will be given an opportunity to leave your completed form of proxy or ballot with the scrutineer outside of the Meeting.
If you plan to attend the Meeting virtually and want to vote your common shares online, you must vote by using the virtual ballot provided to you during the Meeting on the virtual meeting interface. It is important that you are connected to the Internet at all times during the Meeting in order to vote when voting commences. It is the responsibility of each attendee to ensure connectivity for the duration of the Meeting. It is recommended that you log in approximately thirty minutes before the start of the Meeting. In addition, if you log into the Meeting and accept the terms and conditions and you vote again at the Meeting, you will be revoking any and all previously submitted proxies. If you do not wish to revoke all previously submitted proxies, do not vote again at the virtual Meeting or only attend the virtual Meeting as a guest. See also below under the heading “How can I access the Meeting as a guest?” for more information.
How can I ask questions at the Meeting?
If you are attending the Meeting as a registered shareholder or a duly appointed proxyholder (including a non-registered shareholder that has been properly appointed and registered with Computershare pursuant to the instructions above), questions can be submitted in person and online. Questions may be asked at the virtual Meeting by using the text box of the virtual Meeting interface throughout the Meeting.
Questions that relate to a specific motion must indicate which motion they relate to at the start of the question (e.g., “Directors”) and must be submitted prior to voting on the motion so they can be addressed at the appropriate time during the Meeting. If questions do not indicate which motion they relate to or are received after voting on the motion, they will be addressed during the general question and answer session after the formal business of the Meeting. Proper questions or comments submitted through the text box of the virtual Meeting interface will be read or summarized by a representative of the Company, after which the Chair of the Meeting will respond or direct the question to the appropriate person to respond. If several questions relate to the same or very similar topic, we may group the questions and state that we have received similar questions. The Chair of the Meeting reserves the right to edit or reject questions that he or she considers inappropriate. The Chair has broad authority to conduct the Meeting in a manner that is fair to all shareholders and may exercise discretion in the order in which questions are asked and the amount of time devoted to any one question.
What should I do if I experience technical difficulties during registration or in accessing and attending the virtual Meeting?
If you experience technical difficulties during the registration process or if you encounter difficulties while accessing and attending the Meeting, please contact Computershare, the provider of the virtual meeting interface, at 1-888-724-2416 (or at 1-781-575-2748).

How can I access the Meeting as a guest?
If you would like to access the Meeting as a guest in listen only mode, click on the “Guest” button after accessing the virtual Meeting interface at https://meetnow.global/MX6S7HV and enter the information requested on the online form. Please note that you will not have the ability to ask questions or vote during the Meeting if you access the Meeting as a guest.
Non-registered shareholders who do not follow the procedures set out above and in their form of proxy or voting instruction form (including having themselves properly appointed and registered with Computershare pursuant to the instructions above), will not be able to attend, vote or ask questions at the Meeting and will only be able to listen to a live webcast of the virtual Meeting as guests.

SECTION 2: BUSINESS OF THE MEETING
Election of Directors
The articles of the Company provide for a minimum of five and a maximum of fifteen directors. By special resolution of the shareholders of the Company approved at the annual and special meeting of the Company held on June 27, 1996, the shareholders authorized the Board of Directors to determine the number of directors within the minimum and maximum. The number of directors to be elected at the Meeting is 12, as determined by the Board of Directors by a resolution passed on March 10, 2022. The names of the proposed nominees for election as directors are set out below. Each nominee is currently a member of the Board of Directors, and has consented to serve as a director if elected at the Meeting and will hold office until the next annual meeting of shareholders of the Company or until his or her successor is elected or appointed or the position is vacated. Management of the Company does not currently know of any reason why any director nominee will be unable to serve as a director but, if any nominee should be unable to serve for any reason prior to the Meeting, the persons named on the enclosed form of proxy reserve the right to vote in their discretion for other nominees as directors.
On September 28, 2021, the Company and Kirkland Lake Gold Ltd. (“Kirkland Lake Gold”) entered into a definitive merger agreement dated September 28, 2021 (the “Merger Agreement”) to effect a merger of equals by way of a court-approved plan of arrangement of Kirkland Lake Gold under the Business Corporations Act (Ontario) (the “Merger of Equals”). The Merger of Equals closed on February 8, 2022. Pursuant to the terms of the Merger Agreement, upon closing of the Merger of Equals, the Board of Directors was composed of 13 members, comprised of seven directors of Agnico Eagle and six directors of Kirkland Lake Gold, being each of Leona Aglukkaq, Sean Boyd, Martine Celej, Robert Gemmell, Deborah McCombe and J. Merfyn Roberts, each a director of Agnico Eagle prior to the merger of Equals, and Jonathan Gill, Peter Grosskopf, Arnold Klassen, Elizabeth Lewis-Gray, Jeffrey Parr and Tony Makuch, each a director of Kirkland Lake Gold prior to the merger of Equals. Following the closing of the Merger of Equals, on February 23, 2022, (i) Arnold Klassen and Tony Makuch each resigned from the Board of Directors, and (ii) Ammar Al Joundi was appointed to the Board of Directors, resulting in a Board comprised of 12 directors. The Board of Directors has determined to nominate 12 directors for election at the Meeting after receiving feedback from certain shareholders with respect to appropriate board size, and in accordance with corporate governance best practices.
The Board of Directors does not have a mandatory retirement policy for directors based solely on age nor does it have any term limits or similar mechanisms in place for forcing the renewal or replacement of directors. Rather, while the Company acknowledges that there are benefits to adding new perspectives to the Board of Directors from time to time, the Company believes that this can happen naturally without mechanisms such as term limits. In addition, the Company believes that there are also benefits that result from continuity and the experience and knowledge that comes from longer service on a board because of the complex, critical issues that boards face.
Due in part to the Company’s practice of conducting robust annual evaluations of the Board of Directors, the committees of the Board (“Committees”) and individual directors, the Board of Directors approved and adopted a resignation policy primarily based on the directors’ performance, commitment, skills and experience. As set out in greater detail under “Board of Directors Governance Matters” and “Appendix A: Statement of Corporate Governance Practices — Assessment of Directors” below, each of the directors’ performances is evaluated annually and the Company uses a rigorous identification and selection process for any new director nominees, which includes the consideration of a variety of factors, including diversity and the desired skills, experiences, competencies and qualifications needed for potential nominees having regard to the strategies, needs and best interests of the Company, the Board of Directors and the Committees.

The persons named on the enclosed form of proxy intend to VOTE FOR the election of each of the proposed nominees whose names are set out below and who are all currently directors of the Company unless a shareholder has specified in his or her proxy that his or her common shares are to be withheld from voting for the election of a proposed nominee. The security ownership information set out below reflect ownership of (i) common shares, (ii) Restricted Share Units (“RSUs”) under the Company’s Restricted Share Unit Plan (the “RSU Plan”) (as described below), and (iii) Deferred Share Units (“DSUs”) under Kirkland Lake Gold’s deferred share unit plan, as at March 21, 2022 (the “Legacy DSU Plan”) (as described below). The common share ownership information set out below does not include common shares underlying unvested RSUs or DSUs. Following the closing of the Merger of Equals, each DSU that was held by a former Kirkland Lake Gold director remained outstanding in accordance with the terms of the Legacy DSU Plan and was adjusted to reflect the “Exchange Ratio” provided for in the Merger Agreement.

NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS
The proposed nominees for election as directors are set out below.
Leona Aglukkaq	Age: 55	Independent
Diversity Factors: Female, Aboriginal	2021 Voting Result: 99.89%	Director since 2021

Ms. Aglukkaq, of West Bay, Nova Scotia, Canada, is an experienced politician and government administrator from the Kitikmeot Region of Nunavut. She was first elected as a Member of Parliament in 2008 and, in 2009, became the first Inuk in Canadian history to be appointed to Cabinet (as Minister of Health). In addition to her Federal government experience, Ms. Aglukkaq has broad public government exposure, including international diplomatic experience as Chair of the Arctic Council (2012-2015), a leading intergovernmental forum promoting cooperation, coordination and interaction among the Arctic states, Arctic Indigenous communities and other Arctic inhabitants on common Arctic issues, in particular on issues of sustainable development and environmental protection in the Arctic. Ms. Aglukkaq also has territorial government experience as both an elected official and a public official in the governments of Nunavut and the Northwest Territories, and as a founding member of the Nunavut Impact Review Board. In 2021, Ms. Aglukkaq received the Women in Mining Canada Indigenous Trailblazer Award. Ms. Aglukkaq is a graduate of Arctic College, NWT (Public and Business Administration) and holds a Certification in Human Resources from the University of Winnipeg.

Value of At-Risk Investment(1) $501,848	Board/Committee Memberships	Attendance at Meetings during 2021
nil Common Shares 8,000 RSUs Has until March 11, 2026 (five years from joining the Board) to meet director shareholding requirements	Board of Directors Health, Safety, Environment and Sustainable Development	6/6 (100%)* 3/3 (100%) *(was appointed to the Board on March 11, 2021)
	Other Public Board Directorships	Other Public Board Committee Memberships
	—	—
Ammar Al Joundi	Age: 57	Non-Independent
Diversity Factors: Visible Minority	2021 Voting Result: n/a	Director since 2022

Mr. Al Joundi, of Toronto, Ontario, Canada, is the President and Chief Executive Officer of Agnico Eagle, a position he has held since February 23, 2022. Prior to his appointment as President and Chief Executive Officer, Mr. Al Joundi served as President from April 6, 2015. From September 2010 to June 2012, Mr. Al Joundi was Senior Vice President and Chief Financial Officer of Agnico Eagle. Prior to returning to Agnico Eagle in 2015, Mr. Al Joundi served in various roles at Barrick, including as Chief Financial Officer from July 2012 to February 2015, Senior Executive Vice President from July 2014 to February 2015 and Executive Vice President from July 2012 to July 2014. Prior to joining Agnico Eagle in 2010, Mr. Al Joundi spent 11 years at Barrick serving in various senior financial roles, including Senior Vice President of Capital Allocation and Business Strategy, Senior Vice President of Finance, and Executive Director and Chief Financial Officer of Barrick South America. Prior to joining the mining industry, Mr. Al Joundi served as Vice President, Structured Finance at Citibank, Canada. Mr. Al Joundi is a graduate of Western University (M.B.A. (Honours)) and the University of Toronto (BASc (Mechanical Engineering)).

Value of At-Risk Investment(1) $15,758,219	Board/Committee Memberships	Attendance at Meetings during 2021
153,703 Common Shares (having an At-Risk Investment value of $9,641,945) 97,500 RSUs (having an At-Risk Investment value of 6,116,274) 97,500 PSUs* Meets Executive shareholding requirements	Board of Directors	n/a (was appointed to the Board on February 23, 2022)
	Other Public Board Directorships	Other Public Board Committee Memberships
	Canadian Imperial Bank of Commerce**	Risk Management Committee

*
Performance Share Units (“PSUs”) under the Company’s Share Unit Plan (the “PSU Plan”), as described below.

**
Mr. Al Joundi is a director nominee at Canadian Imperial Bank of Commerce’s annual general meeting scheduled to be held on April 7, 2022. If Mr. Al Joundi is elected by shareholders at Canadian Imperial Bank of Commerce’s annual general meeting, Mr. Al Joundi will be appointed to the Risk Management Committee.

Sean Boyd, FCPA, FCA	Age: 63	Non-Independent
Diversity Factors: n/a	2021 Voting Result: 99.54%	Director since 1998

Mr. Boyd, of King City, Ontario, Canada, is the Executive Chair of the Board. Mr. Boyd has been with Agnico Eagle since 1985. Prior to his appointment as Executive Chair in February 2022, Mr. Boyd served as Vice-Chairman and Chief Executive Officer from 2015 to 2022, Vice-Chairman, President and Chief Executive Officer from 2012 to 2015, Vice-Chairman and Chief Executive Officer from 2005 to 2012, President and Chief Executive Officer from 1998 to 2005, Vice President and Chief Financial Officer from 1996 to 1998, Treasurer and Chief Financial Officer from 1990 to 1996, Secretary Treasurer during a portion of 1990 and Comptroller from 1985 to 1990. Prior to joining Agnico Eagle in 1985, he was a staff accountant with Clarkson Gordon (Ernst & Young). Mr. Boyd is a Chartered Accountant and a graduate of the University of Toronto (B.Comm.).

Value of At-Risk Investment(1) $21,220,020	Board/Committee Memberships	Attendance at Meetings during 2021
188,269 Common Shares (having an At-Risk Investment value of $11,810,305) 150,001 RSUs (having an At-Risk Investment value of $9,409,715) 150,000 PSUs Meets Executive shareholding requirements	Board of Directors (Executive Chair)	8/8 (100%)
	Other Public Board Directorships	Other Public Board Committee Memberships
	—	—
Martine A. Celej	Age: 56	Independent
Diversity Factors: Female	2021 Voting Result: 98.29%	Director since 2011

Ms. Celej, of Toronto, Ontario, Canada, is a Senior Portfolio Manager with RBC Dominion Securities Inc. and has been in the investment industry since 1989. Ms. Celej is a graduate of Victoria College at the University of Toronto (B.A. (Honours)).

Value of At-Risk Investment(1) $1,710,361	Board/Committee Memberships	Attendance at Meetings during 2021
15,265 Common Shares 12,000 RSUs Meets director shareholding requirements	Board of Directors Compensation Committee	8/8 (100%) 6/6 (100%)
	Other Public Board Directorships	Other Public Board Committee Memberships
	—	—

Robert J. Gemmell	Age: 65	Independent
Diversity Factors: n/a	2021 Voting Result: 96.68%	Director since 2011

Mr. Gemmell, of Oakville, Ontario, Canada, now retired, spent 25 years as an investment banker in the United States and in Canada. Most recently, he was President and Chief Executive Officer of Citigroup Global Markets Canada and its predecessor companies (Salomon Brothers Canada and Salomon Smith Barney Canada) from 1996 to 2008. In addition, he was a member of the Global Operating Committee of Citigroup Global Markets from 2006 to 2008. Mr. Gemmell is a graduate of Cornell University (B.A.), Osgoode Hall Law School (LL.B) and the Schulich School of Business (MBA).

Value of At-Risk Investment(1) $1,053,379	Board/Committee Memberships	Attendance at Meetings during 2021
4,792 Common Shares 12,000 RSUs Meets director shareholding requirements	Board of Directors Compensation Committee (Chair) Corporate Governance Committee	8/8 (100%) 6/6 (100%) n/a (was appointed to the Corporate Governance Committee as of February 8, 2022)
	Other Public Board Directorships	Other Public Board Committee Memberships
	Rogers Communications Inc. (Lead Director)	Audit and Risk Committee (Chair) Corporate Governance Committee (Chair) Executive Committee Finance Committee Nominating Committee
Jonathan Gill, P.Eng, ICD.D	Age: 77	Independent
Diversity Factors: n/a	2021 Voting Result: n/a	Director since 2022

Mr. Gill, of Toronto, Ontario, Canada, now retired, is a Professional Engineer with more than 60 years of mining experience, including holding senior mine management roles for Inco Limited in its Ontario and Manitoba divisions and for PT Inco in Indonesia, and is a former Employer Chair of Ontario’s Mining Legislative Review Committee. Mr. Gill is a graduate of Sunderland Technical College (H.N.D (Mining) and First Class Certificate in Competency (Mines Manager Certificate)) and is a certified director of the Institute of Corporate Directors (ICD.D). Mr. Gill was on the board of directors of Kirkland Lake Gold until its acquisition by the Company in February 2022.

Value of At-Risk Investment(1) $1,706,597	Board/Committee Memberships	Attendance at Meetings during 2021
nil Common Shares 27,205 DSUs Meets director shareholding requirements	Board of Directors Health, Safety, Environment and Sustainable Development Technical (Chair)	n/a (was appointed to the Board on February 8, 2022)
	Other Public Board Directorships	Other Public Board Committee Memberships
	—	—

Peter Grosskopf, CFA	Age: 56	Independent
Diversity Factors: n/a	2021 Voting Result: n/a	Director since 2022

Mr. Grosskopf, of Toronto, Ontario, Canada, has more than 30 years of experience in the financial services industry. Currently Chief Executive Officer at Sprott Inc., he is responsible for strategy and managing the firm’s private resource investment businesses. Prior to joining Sprott Inc, he was President of Cormark Securities Inc. and a co-founder of Newcrest Capital Inc. (which was acquired by the TD Bank Financial Group in 2000). Mr. Grosskopf is a CFA® charterholder and a graduate of Western University (HBA and MBA). Mr. Grosskopf was on the board of directors of Kirkland Lake Gold until its acquisition by the Company in February 2022.

Value of At-Risk Investment(1) $941,530	Board/Committee Memberships	Attendance at Meetings during 2021
7,935 Common Shares 7,074 DSUs Meets director shareholding requirements	Board of Directors Compensation Committee Corporate Governance Committee (Chair)	n/a (was appointed to the Board on February 8, 2022)
	Other Public Board Directorships	Other Public Board Committee Memberships
	Sprott Inc.	—
Elizabeth Lewis-Gray, FAusIMM, FTSE, GAICD	Age: 60	Independent
Diversity Factors: Female	2021 Voting Result: n/a	Director since 2022

Ms. Lewis-Gray, of Ballarat, Australia, is co-founder and currently Chair of technology company Gekko Systems following 25 years as Managing Director/CEO. Founder and now Patron of CEEC (Coalition for Eco-Efficient Comminution), Ms. Lewis-Gray was visionary in the establishment of this not-for-profit organization whose global vision is to reduce energy consumption and improve energy efficiency in the mining industry. Ms. Lewis-Gray has served as a member of the Australian Gold Council, the Australian Federal Government’s Innovation Australia Board and National Precincts Board and the Victorian Government’s Resources Advisory Council. She was the founding Chair of the Australian Federal Government’s Mining Equipment, Technology and Services (METS) Industry Growth Centre, METS Ignited. Ms. Lewis-Gray is a Fellow of the Australasian Institute of Mining and Metallurgy (AusIMM), the Australian Academy of Technology, Science and Engineering and the Securities Institute of Australia. Ms. Lewis-Gray is a graduate of University of Adelaide (B.Econ.), Federation University (MBA) and Securities Institute (Diploma in Financial Securities). She holds her Directors designation with the Australian Institute of Company Directors and is a recipient of an Honorary Doctorate from Federation University. Ms. Lewis-Gray was on the board of directors of Kirkland Lake Gold until its acquisition by the Company in February 2022.

Value of At-Risk Investment(1) $489,553	Board/Committee Memberships	Attendance at Meetings during 2021
745 Common Shares 7,059 DSUs Has until February 8, 2027 (five years from joining the Board) to meet Director shareholding requirements	Board of Directors Health, Safety, Environment and Sustainable Development Technical	n/a (was appointed to the Board on February 8, 2022)
	Other Public Board Directorships	Other Public Board Committee Memberships
	—	—

Deborah McCombe, P. Geo.	Age: 69	Independent
Diversity Factors: Female	2021 Voting Result: 99.91%	Director since 2014

Ms. McCombe, of Toronto, Ontario, Canada, is Technical Director, Global Mining Advisory at SLR Consulting (“SLR”). She has over 30 years’ international experience in exploration project management, feasibility studies, reserve estimation, due diligence studies and valuation studies and was President and CEO of Roscoe Postle Associates Inc. (“RPA”) when it was purchased by SLR in 2019. Prior to joining RPA, Ms. McCombe was Chief Mining Consultant for the Ontario Securities Commission and was involved in the development and implementation of NI 43-101. She is actively involved in industry associations as a member of the Committee for Mineral Reserves International Reporting Standards (CRIRSCO); President of the Association of Professional Geoscientists of Ontario (2010 – 2011); a Director of the Prospectors and Developers Association of Canada (1999 – 2011); a Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Distinguished Lecturer on NI 43-101; co-chair of the CIM Mineral Resource and Mineral Reserve Committee; is a member of the CSA Mining Technical Advisory and Monitoring Committee; and was a Guest Lecturer at the Schulich School of Business, MBA in Global Mine Management at York University. Ms. McCombe is a graduate of the University of Western Ontario (Geology).

Value of At-Risk Investment(1) $1,486,788	Board/Committee Memberships	Attendance at Meetings during 2020
11,701 Common Shares 12,000 RSUs Meets director shareholding requirements	Board of Directors Health, Safety, Environment and Sustainable Development (Chair) Technical	8/8 (100%) 4/4 (100%) n/a (was appointed to the Technical Committee as of February 8, 2022)
	Other Public Board Directorships	Other Public Board Committee Memberships
	—	—
Jeffrey Parr, CPA, CA, ICD.D	Age: 65	Independent
Diversity Factors: n/a	2021 Voting Result: n/a	Director since 2022

Mr. Parr, of Toronto, Ontario, Canada, now retired, has over 30 years of executive management experience in the mining and service provider industries. He joined Centerra Gold Inc. in 2006 and was appointed Chief Financial Officer in 2008 where he served until his retirement in 2016. From 1997 to 2006 he worked for Acres International as Chief Financial Officer and from 1988 to 1997, held progressively senior financial positions at WMC International (a subsidiary of Western Mining Corporation responsible for operations and exploration in the Americas), ultimately serving as the Company’s Executive Vice President. Mr. Parr is a Chartered Professional Accountant (CPA, CA) and is a graduate of the Western University (BA (Econ)) and McMaster University (MBA), and is a certified director of the Institute of Corporate Directors (ICD.D). Mr. Parr was the Chair of the board of directors of Kirkland Lake Gold until its acquisition by the Company in February 2022, and is also a director of Discovery Silver Corp. (a mineral exploration company traded on the TSX-V).

Value of At-Risk Investment(1) $3,169,610	Board/Committee Memberships	Attendance at Meetings during 2021
15,702 Common Shares 34,825 DSUs Meets director shareholding requirements	Board of Directors (Vice-Chair) Audit (Chair) Corporate Governance	n/a (was appointed to the Board on February 8, 2022)
	Other Public Board Directorships	Other Public Board Committee Memberships
	Discovery Silver Corp.	—

J. Merfyn Roberts, CA	Age: 71	Independent
Diversity Factors: n/a	2021 Voting Result: 97.61%	Director since 2008

Mr. Roberts, of London, England, now retired, was a fund manager and investment advisor for more than 25 years and has been closely associated with the mining industry. From 2007 until his retirement in 2011, he was a senior fund manager with CQS Management Ltd. in London. Mr. Roberts is a graduate of Liverpool University (B.Sc., Geology) and Oxford University (M.Sc., Geochemistry) and is a member of the Institute of Chartered Accountants in England and Wales.

Value of At-Risk Investment(1) $1,938,137	Board/Committee Memberships	Attendance at Meetings during 2021
18,896 Common Shares 12,000 RSUs Meets director shareholding requirements	Board of Directors Audit Technical	8/8 (100%) n/a n/a (was appointed to the Audit and Technical Committees as of February 8, 2022)
	Other Public Board Directorships	Other Public Board Committee Memberships
	Newport Exploration Limited	Audit Committee
	Rugby Mining Inc.	Audit Committee
Jamie C. Sokalsky, CPA, CA	Age: 64	Independent
Diversity Factors: n/a	2021 Voting Result: 98.08%	Director since 2015

Mr. Sokalsky, of Toronto, Ontario, Canada, now retired, served as the Chief Executive Officer and President of Barrick Gold Corporation from June 2012 to September 2014. He served as the Chief Financial Officer of Barrick Gold Corporation from 1999 to June 2012, and as its Executive Vice-President from April 2004 to June 2012. He has over 20 years of experience as a senior executive in the mining industry (in various positions of increasing responsibility at Barrick Gold Corporation), including in finance, corporate strategy, project development and mergers, acquisitions and divestitures. He also served in various financial management capacities for ten years at George Weston Limited and he began his professional career at Ernst & Whinney Chartered Accountants, a predecessor of KPMG. Mr. Sokalsky received his CA designation in 1982 and is a graduate of Lakehead University (B.Comm.).

Value of At-Risk Investment(1) $2,415,897	Board/Committee Memberships	Attendance at Meetings during 2021
26,512 Common Shares 12,000 RSUs Meets director shareholding requirements	Board of Directors (Lead Director) Audit Corporate Governance	8/8 (100%) 5/5 (100%) n/a (was appointed to the Corporate Governance Committee as of February 8, 2022)
	Other Public Board Directorships	Other Public Board Committee Memberships
	Probe Metals Inc. (Chair)	Compensation Committee (Chair) Nominating and Corporate Governance Committee (Chair)
	Royal Gold Inc.	Audit and Finance Committee (Chair)

(1)
Indicates the total market value of common shares, RSUs and/or DSUs held by a director based on the closing price of the Company’s common shares on the Toronto Stock Exchange (the “TSX”) of C$78.63 on March 21, 2022. The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2021 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7978.

Board Skills Sets and Expertise
As set out in the matrix below, the Company’s director nominees have a wide and diverse set of skills and experience which the Company believes are well suited to fulfilling the strategies, needs and best interests of the Company, its Board of Directors and Committees.
Overall Meeting Attendance
The attendance by each nominee for election as director at Board of Directors and Committee meetings in 2021 is indicated in the biography of each individual director. The overall meeting attendance in 2021 is set out below. In addition to formal board meetings, the Board of Directors also attends a series of education and other events described below under “Board of Directors Governance Matters — Director Education” and held a number of informal Board update sessions throughout 2021.
2021 Board and Committee Meetings

(1)
Board of Directors: 9 members for 2 meetings, 10 members for 6 meetings (100% attendance).

(2)
Audit Committee: 3 members for 5 meetings (100% attendance).

(3)
Compensation Committee: 3 members for 6 meetings (100% attendance).

(4)
Corporate Governance Committee: 3 members for 4 meetings (100% attendance).

(5)
Health, Safety, Environment and Sustainable Development Committee: 3 members for 1 meeting, 4 members for 3 meetings (100% attendance).

Composition of Board Committees
The following table sets out the composition of each Committee as of March 21, 2022.
Committee	Members
Audit Committee	Jeffrey Parr (Chair), John Merfyn Roberts and Jamie Sokalsky
Compensation Committee	Robert Gemmell (Chair), Martine A. Celej and Peter Grosskopf
Corporate Governance Committee	Peter Grosskopf (Chair), Robert Gemmell, Jeffrey Parr and Jamie Sokalsky
Health, Safety, Environment and Sustainable Development Committee	Deborah McCombe (Chair), Leona Aglukkaq, Jonathan Gill and Elizabeth Lewis-Gray
Technical Committee	Jonathan Gill (Chair), Elizabeth Lewis-Gray, Deborah McCombe and John Merfyn Roberts
Compensation of Directors and Other Information
Mr. Boyd, who is the Executive Chair of the Company, and Mr. Al Joundi, who is the President and Chief Executive Officer of the Company, do not receive any remuneration for their services as a director of the Company.
The table below sets out the annual retainers (annual retainers for the Chairs of the Board of Directors and other Committees are in addition to the base annual retainer) paid to the directors during the year ended December 31, 2021. Directors do not receive meeting attendance or travel fees. The value of annual retainers is specified in US$ but, for all directors other than Mr. Roberts (who was paid in US$), the annual retainer fees are converted and paid in the equivalent Canadian dollar amount (see “Director Compensation Table — 2021” on page 24 of this Circular).
Retainers payable for the year ending December 31, 2021
Annual Board of Directors retainer (base)	$100,000
Additional Annual retainer for Chair of the Board of Directors	$125,000
Additional Annual retainer for Chair of the Audit Committee	$25,000
Additional Annual retainer for Chair of the Compensation Committee	$25,000
Additional Annual retainer for Chairs of other Board Committees	$15,000
In addition to the annual retainers described above, each non-executive director was entitled to receive an annual grant of 4,000 RSUs (8,000 RSUs for the Chair of the Board) during the year ended December 31, 2021. However, if a director meets the minimum common share ownership requirement (as described under “Director Shareholding Guidelines” below), he or she can elect to receive cash in lieu of a portion of the RSUs to be granted, subject to receipt of a minimum annual grant of 1,000 RSUs. As the value of RSUs tracks the value of the Company’s common shares, the equity value of director compensation corresponds directly with share price movements, thereby closely aligning director and shareholder interests. Directors are not eligible to receive options (“Options”) to purchase common shares of the Company pursuant to the Company’s Stock Option Plan (the “Stock Option Plan”). The Legacy DSU Plan was assumed by the Company under the Merger Agreement. No additional DSUs will be issued under the Legacy DSU Plan effective as of February 8, 2022 (the closing date of the Merger of Equals), and each former Kirkland Lake Gold director who currently holds DSUs commenced participation in the RSU Plan effective as of February 8, 2022 and will receive RSUs in respect of their service as a director of the Company for 2022. Under the terms of the Legacy DSU Plan, DSUs can only be redeemed on the cessation of service or death of the director, and are settled in cash based on the “Market Price” of the Company’s common shares at the time of redemption.

Director Shareholding Guidelines
To more closely align the interests of directors with those of shareholders, the Company has adopted a Minimum Shareholding Requirement Policy for the Board of Directors. Pursuant to this policy, non-executive directors are required to own a minimum of 15,000 common shares of the Company, RSUs and/or DSUs. Directors have five years from the date of joining the Board of Directors to achieve the minimum ownership level. Mr. Boyd and Mr. Al Joundi are subject to the Executive shareholding requirements set out under “Share Ownership” on page 56 of this Circular.
As of March 21, 2022, all of the directors have satisfied the minimum share ownership requirement, other than: (i) Ms. Aglukkaq, who has until March 11, 2026 (being five years from the date of Ms. Aglukkaq becoming a director) to satisfy the minimum share ownership requirement; and (ii) Ms. Lewis-Gray, who has until February 8, 2027 (being five years from the date of Ms. Lewis-Gray becoming a director) to satisfy the minimum share ownership requirement.
The following table sets out the number and the value of common shares and RSUs/DSUs held by each director of the Company.
Director Shareholdings Table
	Aggregate common shares and RSUs owned by each director and aggregate value thereof as of March 21, 2022
Name	Aggregate Number of Common Shares	Aggregate Value of Common Shares(1)	Aggregate Number of RSUs/DSUs	Aggregate Value of RSUs/DSUs(1)	Deadline to meet Guideline
	(#)	($)	(#)	($)
Leona Aglukkaq	nil	nil	8,000	501,848	March 11, 2026
Ammar Al Joundi	153,703	9,641,945	97,500	6,116,274	Meets Executive Guideline(2)
Sean Boyd	188,269	11,810,305	150,001	9,409,715	Meets Executive Guideline(2)
Martine A. Celej	15,265	957,589	12,000	752,772	Meets Guideline
Robert J. Gemmell	4,792	300,607	12,000	752,772	Meets Guideline
Jonathan Gill	nil	nil	27,205	1,706,597	Meets Guideline
Peter Grosskopf	7,935	497,771	7,074	443,759	Meets Guideline
Elizabeth Lewis-Gray	745	46,735	7,059	442,818	February 8, 2027
Deborah McCombe	11,701	734,016	12,000	752,772	Meets Guideline
Jeffrey Parr	15,702	985,002	34,825	2,184,608	Meets Guideline
John Merfyn Roberts	18,896	1,185,365	12,000	752,772	Meets Guideline
Jamie C. Sokalsky	26,512	1,663,125	12,000	752,772	Meets Guideline

(1)
Indicates the total market value of common shares and RSUs/DSUs held by a director based on the closing price of the Company’s common shares on the TSX of C$78.63 on March 21, 2022. The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2021 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7978.

(2)
Mr. Al Joundi and Mr. Boyd are subject to the Executive shareholding requirements set out under “Share Ownership” on page 56 of this Circular.

The following table sets out the compensation provided to each director of the Company, other than Mr. Al Joundi and Mr. Boyd, for the Company’s most recently completed financial year.
Director Compensation Table — 2021
Name	Fees Earned(1)	Share- Based Awards(2)	Option- Based Awards(3)	Non-Equity Incentive Plan Compensation(4)	Pension Value	All Other Compensation	Total
	($)	($)	($)	($)	($)	($)	($)
Leona Aglukkaq(5)	83,333	230,784	n/a	nil	n/a	n/a	314,118
Martine A. Celej	100,000	291,915	n/a	nil	n/a	n/a	391,915
Robert Gemmell	125,000	291,915	n/a	nil	n/a	n/a	416,915
Jonathan Gill(5)	nil	nil	n/a	nil	n/a	n/a	nil
Peter Grosskopf(5)	nil	nil	n/a	nil	n/a	n/a	nil
Mel Leiderman(6)	100,000	72,979	n/a	230,269	n/a	n/a	403,248
Elizabeth Lewis-Gray(5)	nil	nil	n/a	nil	n/a	n/a	nil
Deborah McCombe	115,000	291,915	n/a	nil	n/a	n/a	406,915
James D. Nasso(6)	225,000	583,830	n/a	nil	n/a	n/a	808,830
Jeffrey Parr(5)	nil	nil	n/a	nil	n/a	n/a	nil
Sean Riley(6)	100,000	291,915	n/a	nil	n/a	n/a	391,915
John Merfyn Roberts	115,000	291,915	n/a	nil	n/a	n/a	406,915
Jamie C. Sokalsky	125,000	291,915	n/a	nil	n/a	n/a	416,915

(1)
All compensation was paid in Canadian dollars and is reported in U.S. dollars, except for the compensation for Mr. Roberts, which was paid and reported in U.S. dollars. The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2021 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7978.

(2)
Represents the fair value of the RSUs granted, which were calculated by multiplying the number of RSUs granted by the “Market Price” of the Company’s common shares as provided for in the RSU Plan. For each director, other than Ms. Aglukkaq, the Market Price on the TSX was C$91.48 on the grant date, being January 4, 2021. For Ms. Aglukkaq, the Market Price on the TSX was C$72.32 on the grant date, being March 11, 2021.

(3)
Option-based awards are not granted to directors.

(4)
A director who satisfies the minimum shareholding requirement may elect to receive cash in lieu of a portion of his or her grant of RSUs. The value is calculated as the number of RSUs which were elected to be received in cash multiplied by the closing price of the Company’s common shares on the TSX on the grant date, being January 4, 2021, of C$96.21.

(5)
Ms. Aglukkaq joined the Board on March 11, 2021. Mr. Gill, Mr. Grosskopf, Ms. Elizabeth Lewis-Gray and Mr. Parr each joined the Board on February 8, 2022.

(6)
Mr. Leiderman, Mr. Nasso and Mr. Riley resigned from the Board on February 8, 2022.

The following table sets out the value vested during the most recently completed financial year of the Company of incentive plan awards granted to each director of the Company, other than Mr. Al Joundi and Mr. Boyd.
Incentive Plan Awards Table — Value Vested During Fiscal Year 2021
Name	Option-Based Awards — Value Vested During the Year(1)	Share-Based Awards — Value Vested During the Year(2)	Non-Equity Incentive Plan Compensation — Value Earned During the Year(3)
	($)	($)	($)
Leona Aglukkaq(4)	nil	nil	nil
Martine A. Celej	nil	214,417	nil
Robert Gemmell	nil	214,417	nil
Jonathan Gill(4)	nil	nil	nil
Peter Grosskopf(4)	nil	nil	nil
Mel Leiderman(5)	nil	53,604	230,269
Elizabeth Lewis-Gray(4)	nil	nil	nil
Deborah McCombe	nil	214,417	nil
James D. Nasso(5)	nil	428,833	nil
Jeffrey Parr(4)	nil	nil	nil
Sean Riley(5)	nil	214,417	nil
John Merfyn Roberts	nil	214,417	nil
Jamie C. Sokalsky	nil	214,417	nil

(1)
Option-based awards are not granted to directors and no outstanding Options that vested were held by directors during 2021.

(2)
Represents the RSUs that vested in 2021. The value is calculated as the number of RSUs which vested in 2021 multiplied by C$67.19 (the price of the common shares of the Company on the TSX at the time of vesting). The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2021 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7978.

(3)
A director who satisfies the minimum shareholding requirement may elect to receive cash in lieu of a portion of his or her grant of RSUs. The value is calculated as the number of RSUs which were elected to be received in cash multiplied by the closing price of the Company’s common shares on the TSX on the grant date, being January 4, 2021, of C$96.21. The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2021 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7978.

(4)
Ms. Aglukkaq joined the Board on March 11, 2021. Mr. Gill, Mr. Grosskopf, Ms. Elizabeth Lewis-Gray and Mr. Parr each joined the Board on February 8, 2022.

(5)
Mr. Leiderman, Mr. Nasso and Mr. Riley resigned from the Board on February 8, 2022.

The following table sets out the outstanding Option awards and RSUs of each director of the Company, other than Mr. Al Joundi and Mr. Boyd, as at December 31, 2021.
Outstanding Incentive Plan Awards Table — 2021
	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options(1)	Option Exercise Price	Option Expiration Date	Value of Unexercised In-The-Money Options	Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Share-Based Awards that have not Vested(2)
	(#)	($)		($)	(#)	($)
Leona Aglukkaq	nil	nil	nil	nil	4,000	214,417
Martine A. Celej	nil	nil	nil	nil	8,000	428,833
Robert Gemmell	nil	nil	nil	nil	8,000	428,833
Jonathan Gill(3)	nil	nil	nil	nil	nil	nil
Peter Grosskopf(3)	nil	nil	nil	nil	nil	nil
Elizabeth Lewis-Gray(3)	nil	nil	nil	nil	nil	nil
Deborah McCombe	nil	nil	nil	nil	8,000	428,833
Jeffrey Parr(3)	nil	nil	nil	nil	nil	nil
John Merfyn Roberts	nil	nil	nil	nil	8,000	428,833
Jamie C. Sokalsky	nil	nil	nil	nil	8,000	428,833

(1)
Option-based awards are not granted to directors and no outstanding Options were held by directors as at December 31, 2021.

(2)
Represents the value of the RSUs granted based on the closing price of the Company’s common shares on the TSX of C$67.19 on December 31, 2021. The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2021 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7978.

(3)
Mr. Gill, Mr. Grosskopf, Ms. Elizabeth Lewis-Gray and Mr. Parr each joined the Board on February 8, 2022.

The following table sets out the attendance of each of the directors to the Board of Directors meetings and the Committee meetings held in 2021.
Director Attendance — 2021
Director	Board Meetings Attended	Committee Meetings Attended
Leona Aglukkaq	6 of 6	3 of 3
Ammar Al Joundi(1)	n/a	n/a
Sean Boyd	8 of 8	n/a
Martine A. Celej	8 of 8	10 of 10
Robert Gemmell	8 of 8	6 of 6
Jonathan Gill(1)	n/a	n/a
Peter Grosskopf(1)	n/a	n/a
Mel Leiderman(2)	8 of 8	5 of 5
Elizabeth Lewis-Gray(1)	n/a	n/a
Deborah McCombe	8 of 8	9 of 9
James D. Nasso(2)	n/a	n/a
Jeffrey Parr(3)	8 of 8	10 of 10
Sean Riley(2)	8 of 8	9 of 9
John Merfyn Roberts	6 of 6	3 of 3
Jamie Sokalsky	n/a	n/a

(1)
Ms. Aglukkaq joined the Board on March 11, 2021. Mr. Gill, Mr. Grosskopf, Ms. Elizabeth Lewis-Gray and Mr. Parr each joined the Board on February 8, 2022. Mr. Al Joundi joined the Board on February 23, 2022.

(2)
Mr. Leiderman, Mr. Nasso and Mr. Riley resigned from the Board on February 8, 2022.

Cease Trade Orders and Bankruptcies
To the Company’s knowledge, as at March 21, 2022 or within the last ten years, no proposed director of the Company is or has been:
(a)
a director, chief executive officer or chief financial officer of any company (including the Company):

(i)
subject to an order (including a cease trade order, an order similar to a cease a trade order or an order that denied the relevant company access to any exemption under securities legislation) for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)
subject to an order (including a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation) for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)
a director or executive officer of any company (including the Company), that while that person was acting in that capacity or within a year of the person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except as follows:
(i)
Ms. Aglukkaq, a director of the Company, was a director of North Bud Farms Inc. (“NBFI”) from May 7, 2018 until her resignation on February 16, 2021. On March 31, 2020, a management cease trade order was issued by the Ontario Securities Commission in respect of NBFI (the “March Order”). On June 2, 2020, the March Order was revoked and a failure-to-file cease trade order was issued by the Ontario Securities Commission in respect of NBFI (the “June Order” and, together with the March Order, the “Orders”). The Orders were issued in response to NBFI’s failure to file certain periodic disclosure documents in connection with the year ended November 30, 2019 by the applicable filing deadlines. The June Order remains outstanding.

In addition, to the Company’s knowledge, as at March 21, 2022 or within the last ten years, no proposed director of the Company has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Board of Directors Governance Matters
In addition to the discussion below, please see Appendix A: Statement of Corporate Governance Practices for additional details on the Company’s governance practices.
Majority Voting Policy
The Board of Directors has adopted a Majority Voting Policy that provides that in an uncontested election of directors, any nominee who receives a greater number of votes “withheld” than votes “for” will tender his or her resignation to the Chair of the Board of Directors immediately following the shareholders’ meeting. The Corporate Governance Committee will then consider the offer of resignation and will make a recommendation to the Board of Directors on whether to accept it. The Board of Directors will accept the resignation absent exceptional circumstances that would warrant the director continuing to serve on the Board of Directors, as determined by the Board of Directors in accordance with its fiduciary duties to the Company. A resignation shall be effective immediately upon acceptance by the Board of Directors. The Board of Directors will make its final decision and announce it in a news release (including fully stating its reasons for rejecting the resignation, if applicable) within 90 days following the shareholders’ meeting. A director who tenders his or her resignation pursuant to this policy will not participate in any meeting of the Board of Directors or the Corporate Governance Committee at which the resignation is considered.
Diversity
The Board of Directors recognizes that diversity is important to ensuring that the Board as a whole possesses the qualities, attributes, experience and skills to effectively oversee the strategic direction and management of the Company. The Board of Directors recognizes and embraces the benefits of being diverse, and has identified diversity within the Board as an essential element in attracting high caliber directors and maintaining a high functioning Board. The Board of Directors considers diversity to include different genders, ages, cultural backgrounds, races, ethnicities, geographic areas and other characteristics of its stakeholders and the communities in which the Company is present and conducts its business. To that end, in February 2015, the Board of Directors considered and, on the recommendation of the Corporate Governance Committee, adopted a Board of Directors Diversity Policy, setting out various diversity criteria the Board of Directors and Corporate Governance Committee will consider in identifying, assessing and selecting potential nominees for the Board. Pursuant to the Policy, “diversity” includes the characteristics outlined above, and provides a framework and criteria for the Corporate Governance Committee and the Board of Directors to review and assess the composition of the Board and its Committees and to identify, evaluate and recommend potential new directors. In new director appointments and ongoing evaluations of the effectiveness of the Board of Directors, its Committees and each director, the Corporate Governance Committee and the Board will take into consideration diversity (specifically including gender) as one of the factors in order to maintain an appropriate mix and balance of diversity, attributes, skills, experience and background on the Board of Directors and its Committees. Ultimately, Board appointments are based on the skills, experiences, competencies and qualifications identified by the Board of Directors as being in the best interests of the Company and with due regard to the benefits of diversity in board composition and the desire to maximize the effectiveness of corporate decision-making, having regard to the best interests of the Company and its strategies and objectives, including the interests of its shareholders and other stakeholders. The Corporate Governance Committee is charged with overseeing the implementation of the Diversity Policy and monitoring and annually reporting to the Board of Directors on the diversity of the Board and its Committees to determine the Diversity Policy’s effectiveness and the Company’s progress is fostering diversity at the board level.
The Board does not set any fixed percentages for any specific selection criteria as it believes that quotas or strict rules do not necessarily result in the identification or selection of the best candidates but, rather, all factors should be considered when assessing and determining the merits of an individual director and the composition of a high functioning Board. Assuming all nominated directors are elected at the Meeting, the proportion of women on the Board would be 40% (4 of 10) of the non-executive directors, the proportion of Aboriginal directors would be 10% (1 of 10) of the non-executive directors, the proportion of women on the entire Board of Directors would be 33% (4 of 12) of all directors, the proportion of

Aboriginal directors on the entire Board of Directors would be 8% (1 of 12) of all directors, the proportion of visible minorities on the entire Board of Directors would be 8% (1 of 12) and the proportion of women Committee chairs is currently 20% (1 of 5). The Board believes that the diversity represented by the directors seeking election at the Meeting in terms of gender, age, education, skills, geographic representation and competencies supports an efficient and effective Board.
Annual Director Assessments
The Board has a formal, comprehensive process to annually assess the performance of the Board as a whole, each Committee and each individual director, which is effected under the direction of the Corporate Governance Committee. A list of suggested topics for consideration is circulated to each director, which is followed by one-on-one meetings with the Lead Director of the Board. Various issues are reviewed and discussed, including Board and Committee structure and composition; succession planning; risk management; director skills, experience and competencies; individual director engagement and contributions; and Board and Committee process and effectiveness. These one-on-one meetings take place throughout the year and a summary of the comments is prepared. The summary is initially provided to Lead Director and the Chair of the Corporate Governance Committee and then shared with all directors and forms the basis for the annual Board/Committee/Director review and discussion at the Corporate Governance Committee meeting and the subsequent Board meeting held each December.
Resignation Policy
The Board of Directors does not have a mandatory retirement policy for directors based solely on age nor does it have any term limits or similar mechanisms in place for forcing the renewal or replacement of directors. Rather, it has determined that the best means of ensuring director effectiveness is through the rigorous annual performance evaluations described under “Annual Director Assessments” and not adherence to arbitrary timelines. In conjunction with the annual performance assessments, the Corporate Governance Committee will continue to monitor, evaluate and assess best corporate governance practices and proposals with respect to board renewal mechanisms having regard to, among other things, the performance of individual directors, the Board and to the strategies, needs and best interests of the Company. As discussed in greater detail under “Appendix A: Statement of Corporate Governance Practices — Assessment of Directors”, the Board has adopted a resignation policy primarily based on the directors’ performance, commitment, skills and experience in order to foster an appropriate level of renewal and diversity of perspectives at the board level.

Director Education
The Board believes in the importance of ongoing director education to enable directors to remain current with developments in the mining industry generally, with issues and challenges faced by the Company in particular and with evolving governance norms and practices.
In 2021, the following director education activities took place:
Date(s)	Activities	Attendance
February 11, April 29, July 28 and October 27	Comprehensive updates by senior management at the quarterly Board and Committee meetings	All directors
July 27	Director Education Session (included presentations on Bitcoin from an outside expert, the Company’s ESG practices and Climate Change policy and a cyber security update)	All directors
October 25 and 26	Site visit to the Company’s operations in the Abitibi region of Quebec	All directors
December 15 and 16	Comprehensive presentations on strategic matters, status of projects, technical matters, outlook and the merger with Kirkland Lake Gold	All directors
Shareholder Engagement
The Board and management recognize the importance of an open and consistent engagement process with the Company’s shareholders and other stakeholders. This engagement process is effected by several means, including through the Company’s annual and quarterly reports, annual information form, management proxy circular, annual general meeting of shareholders, quarterly conference calls, news releases, website, discussions with various investor stewardship or corporate governance departments of the Company’s shareholders, industry conferences and an extensive and comprehensive program for members of senior management (and, on occasion, directors) to personally meet with the Company’s existing and potential shareholders throughout the year (in 2021, meetings were held with individuals and representatives of entities holding, in aggregate, more than 60% of the outstanding shares of the Company).
Shareholders may provide comments directly to the Board by addressing correspondence to the Lead Director of the Board, Agnico Eagle Mines Limited, Suite 400, 145 King Street East, Toronto, Ontario, Canada, M5C 2Y7, which will be forwarded to the independent Lead Director (except for solicitations for purchase or sale of products or services, or similar correspondence) or by e-mail to board@agnicoeagle.com.
Diversity, Equity & Inclusion
The Board and management view diversity, equity and inclusion as essential to the growth and success of the Company. In support of this view, the Company implemented a Diversity and Inclusion Policy in December 2018. This policy values diversity and inclusion across all aspects of the Company.
Management has developed a global long-term strategy to accelerate and broaden the Company’s approach to diversity, equity and inclusion. The priorities cover four key areas: understanding the composition of the Company’s communities and workforce; increasing awareness and developing an inclusive mindset through training and resources; attracting, retaining and advancing diverse people by ensuring an equitable and inclusive workplace; and partnering for success with industry associations, suppliers and interested groups to advance diversity in mining. In addition, the Company has dedicated resources to advancing the Company’s diversity, equity and inclusion strategy.

In that context, the Company aims to create an inclusive and collaborative environment where the diversity of perspectives, experiences, cultures, genders, ages and skills of employees are valued and can be leveraged at every level. The Company believes that one of its strengths lies in its ability to leverage the diversity of its employees to drive innovation and to quickly adapt to the ongoing changes in the global market and the gold mining industry. With this in mind, management has identified increasing the number of diverse candidates in leadership positions within the Company as a priority to be achieved by focusing on the preparation and support of diverse candidates in leadership positions, rather than the attainment of quotas.
In particular, the Company continues to identify and work to mitigate the systemic barriers to the participation and advancement of women in the mining industry. In Canada, the Company is focused on its Northern Operations on eliminating systemic barriers that affect Inuit at the Company’s sites in Nunavut. In addition, the Company is increasing awareness in the context of diversity and inclusion in the North, by building inclusive leadership behaviours so that everyone has a sense of belonging.
The Company tracks and reports on the progress of advancing women though does not set any fixed percentages or quotas. The Company has continued its efforts to increase the number of women entering its workforce as well as advancement within the Company. In 2021, women represented approximately 15% of the Company’s global workforce (and 9% of the Company’s senior corporate executives). In addition, in 2021, one of the Company’s Named Executive Officers is a visible minority (20%). As the Company plans for the future, efforts have been made and will be increased to include gender diverse candidates in the Company’s succession planning and recruitment initiatives.

Appointment of Auditors
The persons named in the enclosed form of proxy intend to VOTE FOR the appointment of Ernst & Young LLP as the Company’s auditors, and for the directors to fix the remuneration of the auditors unless a shareholder has specified in his or her proxy that his or her common shares are to be withheld from voting for the appointment of Ernst & Young LLP as the Company’s auditors. Ernst & Young LLP became the Company’s auditors in 1983. Fees paid to Ernst & Young LLP for 2021 and 2020 are set out below.
	Year ended December 31, 2021(1)	Year ended December 31, 2020(2)
	($ thousands)	($ thousands)
Audit fees	2,169	2,316
Audit-related fees	85	93
Tax consulting fees	372	256
All other fees	40	175
Total	2,666	2,840

(1)
The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2021 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7978.

(2)
The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2020 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7454.

Audit fees were paid for professional services rendered by the auditors for the audit of the Company’s annual financial statements and related statutory and regulatory filings and for the quarterly review of the Company’s interim financial statements.
Audit-related fees consist of fees paid for assurance and related services performed by the auditors that are reasonably related to the performance of the audit of the Company’s financial statements. This includes consultation with respect to financial reporting, accounting standards and compliance with Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”).
Tax consulting fees were paid for professional services relating to tax compliance, tax advice and tax planning. These services included the review of tax returns and tax planning and advisory services in connection with international and domestic taxation issues.
All other fees were paid for services other than the services described above and include fees for professional services rendered by the auditors in connection with the translation of securities regulatory filings required to comply with securities laws in certain Canadian jurisdictions.
No other fees were paid to auditors in the previous two years.
The Audit Committee has adopted a policy that requires the pre-approval of all fees paid to Ernst & Young LLP prior to the commencement of the specific engagement and all fees referred to above were pre-approved in accordance with such policy.
Ernst & Young LLP has confirmed that they are independent of the Company in the context of the CPA Code of Professional Conduct of the Chartered Professional Accountants of Ontario and has complied with the SEC’s rules on auditor independence. The Audit Committee has also reviewed and assessed the independence of the auditors. Canadian auditor independence rules provide that the lead audit partner of a reporting issuer or listed entity shall rotate out of such position every seven years. The SEC’s rules on auditor independence provide that the lead audit partner of an SEC issuer shall rotate out of such position every five years. The Company’s current lead audit partner started their rotation in 2021.

Financial Statements
The audited annual financial statements for the year ended December 31, 2021 have been mailed to the Company’s shareholders with this Circular.
Three Year Burn Rate
The annual burn rate for each of the three most recently completed fiscal years for each security-based compensation arrangement (being the Stock Option Plan and the Incentive Share Purchase Plan) are as follows:
	2021	2020	2019
Weighted Average Number of Outstanding Shares	243,707,991	241,508,347	236,933,791
Number of Options Granted	1,590,750	1,583,150	2,118,850
Number of Shares issued under the Incentive Share Purchase Plan	497,767	351,086	435,420
Therefore, the burn rates for the Stock Option Plan have been: 2021 — 0.65%; 2020 — 0.66%; and 2019 — 0.89%. The burn rates for the Incentive Share Purchase Plan have been: 2021 — 0.20%; 2020 — 0.15%; and 2019 — 0.18%. The aggregate burn rates for the combined security-based compensation arrangements have been: 2021 — 0.86%; 2020 — 0.80%; and 2019 — 1.08%. The stable aggregate burn rates for all plans demonstrate management’s ongoing commitment to control the impact of compensation arrangements on dilution while fostering alignment of employee and shareholder interest.
Amendments to the Incentive Share Purchase Plan
The Incentive Share Purchase Plan provides participants with an incentive to enhance shareholder value by providing a form of compensation that is tied to increases in the market value of the Company’s common shares. Details on the Incentive Share Purchase Plan can be found on page 66 of this Circular.
The Company currently has reserved 8,100,000 common shares for issuance under the Incentive Share Purchase Plan. The Compensation Committee considers the Incentive Share Purchase Plan to be an integral part of overall compensation in order to attract and retain employees with the skills and commitment needed to lead and grow the Company’s business. The need to attract and retain skilled employees remains important in the competitive mining market. Accordingly, the Board, on the recommendation of the Compensation Committee, is recommending to increase the number of common shares reserved for issuance under the Incentive Share Purchase Plan by 1,500,000 common shares from the current 8,100,000 common shares to 9,600,000 common shares. As at March 21, 2022, 7,727,398 common shares had been issued under the Incentive Share Purchase Plan, representing 1.70% of the 455,586,677 common shares issued and outstanding as of March 21, 2022. Accordingly, if the increase is approved, the number of common shares available for future common share issuance will be 1,872,602, representing 0.41% of the 455,586,677 common shares issued and outstanding as of March 21, 2022.
At the meeting, shareholders will be asked to consider an ordinary resolution (attached to this Circular as Appendix B) to approve the above amendments to the Incentive Share Purchase Plan. A copy of the Incentive Share Purchase Plan which has been amended and restated to reflect the proposed amendments is attached to this Circular as Appendix C.
The Incentive Share Purchase Plan does not limit the participation of insiders other than non-executive directors who are prohibited from participating in the Incentive Share Purchase Plan. The maximum amount a participant is permitted to contribute to the Incentive Share Purchase Plan is 10% of the participant’s base salary and the Company is permitted to make a matching contribution of up to 50% of the participant’s contributions. The aggregate number of the Company’s common shares: (i) issued to insiders within any one year period, and (ii) issuable to insiders at any time under the Incentive Share Purchase Plan, could theoretically exceed 10% of the Company’s issued and outstanding common shares and consequently TSX Rules provide that the votes attached to the securities held by all insiders eligible to participate in the Incentive Share Purchase Plan and their associates and affiliates (the “Eligible Insiders”) must be excluded from the vote on the Incentive Share Purchase Plan resolution. Accordingly, shareholders of the Company, other than the Eligible Insiders, are being asked to approve the increase by a majority of the votes cast, by proxy or in person. As of March 21, 2022, 491,881 common shares were held by Eligible Insiders and will be excluded from the vote. In addition to shareholder approval, the increase in common shares available for future grants under the Incentive Share Purchase Plan is subject to regulatory approval. If you do not indicate how you want your common shares to be voted, the persons named in the proxy intend to vote your common shares FOR the proposed amendment to the Company’s Incentive Share Purchase Plan.
The Company has two security based compensation arrangements pursuant to which common shares may be issued from treasury:
1.   the Stock Option Plan, pursuant to which 3,449,041 common shares are available for future issuance and 5,734,586 common shares are issuable on the exercise of outstanding options, representing 2.02% of the Company’s 455,586,677 issued and outstanding common shares as of March 21, 2022; and
2.   the Incentive Share Purchase Plan, pursuant to which 1,872,602 common shares will be issuable, if the resolution is approved, representing 0.41% of the Company’s 455,586,677 issued and outstanding common shares as of March 21, 2022.
Accordingly, if the resolution is approved, an aggregate number of 11,056,229 common shares will be issuable under all security based compensation arrangements of the Company, representing 2.43% of the Company’s 455,586,677 issued and outstanding common shares as of March 21, 2022.
Advisory Vote on Approach to Executive Compensation
The Board of Directors believes that the Company’s compensation program must be competitive with companies in its peer group, provide a strong incentive to its executives to achieve the Company’s goals and align the interests of management with the interests of the Company’s shareholders. A detailed discussion of the Company’s executive compensation program is provided under “Compensation Discussion & Analysis” starting on page 37 of this Circular. In line with corporate governance best practices in respect of executive compensation, commonly known as “Say on Pay”, the Board of Directors has determined to provide shareholders with a “Say on Pay” advisory vote at the Meeting to endorse or not endorse the Company’s approach to executive compensation. At the Company’s last annual and special meeting of shareholders held on April 30, 2021, 84.92% of shareholders voted in favour of the Company’s non-binding resolution on executive compensation (as compared to the 95.42% of shares voted in favour at the May 1, 2020 meeting and the 71.77% of shares voted in favour at the April 26, 2019 meeting).
At the Meeting, shareholders will be asked to consider the following resolution, which is also attached to this Circular as Appendix D:
BE IT RESOLVED AS AN ADVISORY RESOLUTION THAT:
1.   on an advisory basis and not to diminish the role and responsibilities of the Board of Directors of the Company, the approach to executive compensation disclosed in this Circular is hereby accepted.
Because this vote is advisory, it will not be binding upon the Board of Directors. However, the Board of Directors and the Compensation Committee will take the outcome of the vote into account in their ongoing review of executive compensation and, if warranted, will refine the Company’s approach to executive compensation in an effort to continue to make the executive compensation practices of the Company acceptable to shareholders.

SECTION 3: COMPENSATION AND OTHER INFORMATION
Letter from the Compensation Committee
March 21, 2022
Dear Fellow Shareholders:
2021 was a transformational year for Agnico Eagle. In September we announced the Merger of Equals with Kirkland Lake Gold, which successfully closed in February 2022, and has established the Company as the leading low risk global gold company with a strong platform of people, assets and the financial resources to continue to build and operate a long term sustainable and self funding business. The Company also ended 2021 with record annual gold production and five consecutive quarters of over 500,000 ounces of gold production.
The Company also continued to successfully confront the unprecedented challenges presented by the COVID-19 pandemic, including implementing extraordinary measures with a focus on protecting the health and safety of the Company’s employees, protecting and supporting the communities in which the Company operates and protecting the Company’s operations.
As important as what was achieved is how it was achieved. We continue to operate in the “Agnico Eagle way”, with a focus not only on operational and financial results, but with continued emphasis on environmental and social excellence.
As a Compensation Committee, we remained committed to our philosophy that “pay-for-performance” and “alignment with shareholders” should continue to guide our executive compensation practices. Accordingly, this letter discusses the Company’s practices for short and long term incentives and how they are aligned with this philosophy.
2021 Compensation
Short Term Incentive Plan
In 2018, we substantially revised and replaced our STIP to incorporate: (1) an emphasis on clear, easy to measure targets and comparing performance against these identified targets; (2) a greater emphasis on per share results (including cash flow per share, dividends per share, and mineral reserve and mineral resource replacement per share) and profitability measures (such as return on invested capital); and (3) a more detailed explanation of the rationale behind the performance metrics and actual results versus targets. The STIP is now broadly based on what the Company considers to be the three pillars of a successful company: (1) people; (2) performance; and (3) pipeline. The Company believes these pillars are key factors in delivering value to shareholders.
In 2021, having regard to the significant level of shareholder support at the May 1, 2020 and April 30, 2021 annual and special meetings of shareholders, and positive feedback from the Company’s shareholders and other stakeholder groups, the objectives under the STIP have remained largely the same as in prior years.
Long-Term incentive value is directly tied to share price performance; continued attention to dilution
Since 2013, the Chief Executive Officer has received a fixed, flat amount of RSUs annually (changed to 50% RSUs and 50% PSUs in 2016). Since 2017, the President also receives a fixed, flat amount of RSUs and PSUs (50% RSUs and 50% PSUs). Accordingly, as the number of RSUs and PSUs awarded to the Chief Executive Office and President were fixed, the value of these awards fluctuates directly with changes in the Company’s share price. The Company will continue with this practice of fixed, flat amount grants of RSUs and PSUs for Mr. Boyd and Mr. Al Joundi in 2022.
In 2021, 65% of the total compensation of the Named Executive Officers was comprised of the value of the long-term incentive awards, with 60% of the total compensation being the value of RSUs and PSUs, which are purchased in the market and are therefore non-dilutive.

The awards of Options to executives continues to be reduced over time (with respect to 2021 performance, officers received, in aggregate, 159,500 Options; 2020 — 186,000 Options; 2019 — 200,500 Options; 2018 — 278,000 Options; 2017 — 349,000 Options), with neither Mr. Boyd nor Mr. Al Joundi receiving Options. The Company anticipates accelerating this trend in 2022.
In addition, the Company’s practice of granting Options to employees even at a mid-level of management is a fundamental compensation tenet to fostering the growth and performance of the Company. As discussed on page  33 under “Three Year Burn Rate”, the level of dilution associated with the Stock Option Plan has declined over the last three years and the Compensation Committee believes that this level of dilution is reasonable, particularly given that of the Options granted with respect to 2021 performance, approximately 90% were awarded to employees below the level of officer.
Conclusion
We understand that compensation programs are not static and we will continue to review and consider other metrics and approaches which could potentially be used as factors when assessing and evaluating performance in the context of compensation adjustments and awards.
The Board and Compensation Committee believe that the compensation practices of the Company achieve the primary objectives of “pay-for-performance” and “alignment with shareholders”. The Board and management remain committed to delivering superior performance in a challenging environment, for the benefit of you, our owners.
We trust that you agree with our approach and we look forward to continuing to deliver value to you.

Robert Gemmell (Chair)	Martine Celej	J. Merfyn Roberts*

*
Mr. Roberts was a member of the Compensation Committee at the time when 2021 compensation matters were approved.

Compensation Discussion & Analysis
Role of the Compensation Committee
The Compensation Committee exercises broad oversight responsibilities regarding Board, executive and senior management compensation. The Compensation Committee reviews, approves and recommends to the Board for its approval the Company’s compensation policies. The Compensation Committee also reviews, approves and makes recommendations to the Board concerning the compensation proposed to be paid to the Board and officers and senior management of the Company as well as awards proposed to be made to them under the Company’s incentive plans. In conjunction with the Board, the Compensation Committee also reviews the Company’s management development programs, its succession plans relating to senior management and performance goals and thresholds to be achieved under its incentive plans. As a means of assisting the Compensation Committee, management researches external sources for compensation data and external compensation consultants may be retained from time to time.
A key compensation objective of the Company is that compensation should be aligned with performance. In 2021, performance highlights included, among other things:
•
continued to successfully confront the unprecedented challenges presented by the COVID-19 pandemic, including implementing extraordinary measures with a focus on protecting the health and safety of the Company’s employees, protecting and supporting the communities in which the Company operates and protecting the Company’s operations;

•
achieved an improvement in the Global Combined Frequency of Accidents result as compared to the last three years;

•
achieved record annual production of 2,030,176 ounces of gold;

•
achieved record cash provided by operating activities;

•
increased proven and probable mineral reserves (net of production) at December 31, 2021 to a record 25.7 million ounces of gold (337 million tonnes grading 2.37 grams per tonne gold);

•
increased measured and indicated mineral resources by 12% and increased inferred mineral resources by approximately 2%;

•
completed the acquisition of TMAC Resources Inc. in February 2021 and announced the merger of equals with Kirkland Lake Gold in September 2021 (which successfully closed in February 2022); and

•
maintained quarterly dividends in 2021 at $0.35 per share, and positioned the Company to increase the dividend to $0.40 per share in the February 2022.

Named Executive Officers
For purposes of the Compensation Discussion & Analysis section of this Circular, the focus will solely be on the Chief Executive Officer, Chief Financial Officer and the three other most highly compensated officers of the Company (the “Named Executive Officers”). The following table sets out the Company’s Named Executive Officers for 2021 and the titles of each Named Executive Officer reflects their title as at December 31, 2021.
Name	Title
Sean Boyd	Vice-Chairman and Chief Executive Officer
David Smith	Senior Vice-President, Finance and Chief Financial Officer
Ammar Al-Joundi	President
Jean Robitaille	Senior Vice-President, Corporate Development, Business Strategy & Technical Services
Marc Legault	Senior Vice-President, Operations — U.S.A and Latin America

Compensation Program Philosophy
Management of the Company, including the Named Executive Officers, have a significant influence on corporate performance and creating shareholder value. With this in mind, the Company’s philosophy regarding compensation is that it must:
•
ensure that the interests of the Named Executive Officers and the Company’s shareholders are aligned;

•
be competitive in order to attract and retain Named Executive Officers with the skills and talent needed to lead and grow the Company’s business; and

•
provide a strong incentive to achieve the Company’s goals.

Elements of Compensation
The compensation paid to the Company’s Named Executive Officers has four components:
•
base salary and benefits;

•
short-term incentive compensation (annual bonus);

•
long-term incentive compensation that may consist of grants of RSUs, PSUs and Options (other than for the Chief Executive Officer and the President) as well as optional participation in the Incentive Share Purchase Plan; and

•
career compensation in the form of retirement benefits (pension).

Compensation Considerations
The Compensation Committee begins to review corporate and management performance in October of each year and, after several formal and informal meetings over the succeeding months, finalizes its review and analyses in early December and submits its compensation recommendations to the Board of Directors in mid-December. The Board of Directors considers the recommendations and, traditionally, the timing related to compensation matters is as follows: (i) base salary — any adjustment becomes effective on January 1 of the next calendar year; (ii) bonus — any bonus payment is made within that calendar year (which reflects performance relating to that year); and (iii) any long-term incentive grants (RSUs, PSUs or Options) relating to performance in the current year are awarded early in January of the next calendar year.
When conducting its evaluation of each Named Executive Officer, the Compensation Committee considers, among other things, executive compensation surveys, recommendations by any executive compensation consultant retained by the Compensation Committee, evaluations prepared by the Chief Executive Officer for each Named Executive Officer (other than the Chief Executive Officer) and an evaluation prepared by the Executive Chair and Lead Director for the Chief Executive Officer. The Board of Directors reviews the recommendations made by the Compensation Committee and gives final approval on the compensation of the Named Executive Officers. The Board of Directors has complete discretion over the amount and composition of each Named Executive Officer’s compensation.
In 2021, the Company’s Human Resources department conducted an internal market analysis using publicly available information from the Company’s peer group (the “Internal Survey”) and surveys provided by several compensation firms, notably the 2021 Mercer Mining Industry Compensation Survey “Mining Industry Salary Survey — Corporate Report” (the “Mercer Mining Survey”). This market information, among other things, was used by the Compensation Committee and the Board of Directors in recommending and approving the salary adjustments and the bonuses for the Company’s officers and long-term incentive grants.
Compensation Consultant
The Compensation Committee has retained Meridian Compensation Partners (“Meridian”) as its independent executive compensation consultant. The engagement began in 2012. The mandate of the executive compensation consultant is to serve the Company and to work for the Compensation Committee in its review of executive and director compensation and related governance matters. The nature and scope of services provided by Meridian to the Compensation Committee in 2021 included advice regarding certain aspects of the PSU Plan.
The Compensation Committee does not direct Meridian to perform services in any particular manner or under any particular method. It approves all invoices for executive compensation work performed by Meridian. The Compensation Committee has the final authority to hire and terminate Meridian as its executive compensation consultant. Meridian has not provided any other services to the Company other than executive and director compensation consulting services. The aggregate fees related to the executive and directors compensation consulting services paid to Meridian for the past two years were:
Executive Compensation-Related Fees
Type of Work	2021(1)	2020(2)
Services related to executive and director compensation	$15,879	$19,155
All other fees	nil	nil
Total	$15,879	$19,155

(1)
The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2021 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7978.

(2)
The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2020 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7454.

Risk Considerations
The Company’s total compensation plan is designed to drive long-term increases in shareholder value. The creation of an appropriate plan requires an understanding of the Company’s objectives and the individuals charged with delivering the expected results. The Company strives to design its total compensation plan so that the plan does not result in or encourage behavior that is inconsistent with the goals and objectives of the Company.
The Company continues to experience changes in production, mineral reserves, mineral resources, operations, employees and the international scope of its business. The success of the Company in delivering value for shareholders is largely determined by the quality and consistency of its strategy and the execution thereof. In this regard, the Board believes that it is important to ensure that compensation programs are designed to attract, motivate and retain key employees in order to achieve or exceed the strategic objectives of the Company. As part of its ongoing oversight duties, the Compensation Committee considers the implications of risk associated with the Company’s compensation policies and practices having regard to various elements such as, among other things, retention of key personnel and appropriate performance targets that reward and align performance with compensation. The Company believes that its current compensation policies and practices achieve a proper balance between compensation to reflect both annual performance and long-term value creation. While there is a certain level of overlap between the metrics used for assessing performance under the STIP and the PSU Plan (for example, both include reference to total shareholder return, production and costs): (i) the time periods over which the metrics are assessed vary; (ii) when assessed on a relative basis, the peer groups used vary; and (iii) the weightings assigned to each metric vary. Based on these differences, and the fact that these three elements are among the most important factors used by shareholders in assessing the Company’s performance, the Company believes these metrics are appropriate and do not create compensation related risk.
The Company has an anti-hedging policy, set out in the Company’s Code of Business Conduct and Ethics, that prohibits all directors and officers from short-selling or trading in derivatives of the Company’s securities. In addition, Named Executive Officers are required to own a minimum number of common shares to foster the alignment of management and shareholder interests (see “Share Ownership” on page 56 of this Circular). The Company has a recoupment policy to assist in the management of compensation related risk (see “Executive Incentive Compensation Recoupment Policy” on page 56 of this Circular).

Base Salary
To retain a competent, strong and effective executive management group, the salaries paid by the Company must be competitive with others in the industry generally, as well as within the regional market in which the Named Executive Officer is located. Base salary levels take into account each Named Executive Officer’s individual responsibilities, experience, performance and contribution to enhancing shareholder value.
The base salary policy is structured to provide a solid base compensation level for Named Executive Officers to encourage achievement of the Company’s goals while aligning their interests with the interests of the Company’s shareholders.
Annual base salaries are established using internal and external surveys of average base salaries paid to officers of other mining companies of similar characteristics as the Company. In the Internal Survey, the Company reviewed the 2021 publicly available information of ten mining companies: Barrick Gold Corporation, B2Gold Corp., Cameco Corporation, First Quantum Minerals Ltd., IAMGOLD Corporation, Kinross Gold Corporation, Kirkland Lake Gold Ltd., Newmont Corporation, Teck Resources Limited and Yamana Gold Inc. The information reviewed reflected actual compensation paid in 2020.
The factors for selecting the companies in the Internal Survey generally included whether: (i) the company operates in the mining sector with a focus on exploration, development and production; (ii) the company has a listing on a U.S. stock exchange; (iii) the company has operations in countries in addition to its home country; and (iv) the market capitalization of the companies in the peer group are reasonably comparable to the Company, having regard to the limitation of the overall size of the market of comparable companies. The Company competes with these peer group companies and other gold and mining companies for shareholders, capital, personnel and mining properties and, accordingly, the Company believes that this survey is a good representation of mining industry salaries (primarily gold companies) and an appropriate basis for comparisons to the Company and reflects the companies with which the Company actively competes for management personnel. The Company uses a different selection of peer group companies for different purposes, including: (1) assessing the appropriate level of base salaries for the Named Executive Officers; (2) assessing relative Total Shareholder Return as a STIP metric; and (3) assessing relative Total Shareholder Return and Multiple to Net Asset Value rank as PSU metrics. For the reasons behind these different peer group selections, see footnote 8 on page 43 of this Circular for the peer group used as a STIP metric and page 53 of this Circular for the peer group used for PSU metric purposes.
The external survey used was the Mercer Mining Survey. The Mercer Mining Survey reflected executive base salary remuneration at 48 Canadian mining companies as at April 1, 2021. Of these 48 companies, only a minority were listed on a US based stock exchange and only two were larger than the Company, as measured by market capitalization.
The Company does not use the base salaries of top executives in peer group companies to set the Named Executive Officers base salaries; for instance, there is no policy or practice that the Named Executive Officers salaries must be within a certain quartile of the base salaries of top executives in peer group companies. Rather, the information from the Internal Survey was used to clarify the position for the Named Executive Officers and to evaluate the compensation of the other executive officers of the Company, while the information from the external survey was used to verify that the results of the Internal Survey are consistent with Canadian and U.S. industry standards. Because 2021 base salary adjustments (which reflect 2020 performance) are made at the beginning of 2021 but not disclosed in a management proxy circular until almost fifteen months later, there can sometimes a perceived disconnect between pay and performance.
Incentive Compensation
Incentive compensation is contingent upon the performance of the Company and the individual’s contribution toward that performance. Incentive compensation may consist of cash bonuses and long-term incentive compensation in the form of grants of Options under the Stock Option Plan, units under the Company’s RSU Plan and units under the Company’s PSU Plan. Any award or grant of incentive compensation is discretionary.
a.
Short-Term Incentives

Philosophy
The Company’s policy with respect to short-term incentives is to ensure that proper criteria are used to measure and reward the performance of senior executives and management within the organization.
The overall percentage of incentive compensation should reflect market best practices with respect to incentive compensation, as determined based on the review of external sources of compensation data from peer companies. It should also reflect the equity principles and practices adopted and fostered by the Company.
The short-term incentive policy links the contributions of the Named Executive Officers with business performance by rewarding achievements. Short-term incentive compensation is results-driven, and targets must be achieved for the incentive payout to be earned.
Calculation
The STIP award amount is calculated as follows:

Individual Incentive Target	×	Individual Performance Factor	×	Corporate Performance Factor	×	Base Salary	≤	Maximum Incentive Payout

15% - 200% Based on Level		0% - 150% Subject to the Maximum Incentive Payout, may be increased above 150%		0% - 100%		$		18% - 300% Based on Level
Target Incentive Levels
Target incentive levels are defined as a percentage of base salary and vary by role in the Company and position level. For the Named Executive Officers, the target incentive levels are as follows:
Name	Target Incentive Level	Maximum Incentive Payout
Sean Boyd	200%	300%
David Smith	80 - 100%	120 - 150%
Ammar Al-Joundi	125%	187.5%
Jean Robitaille	80 - 100%	120 - 150%
Marc Legault	80 - 100%	120 - 150%
Individual Performance Factor
The individual performance of each Named Executive Officer is assessed each year during the annual review process and an individual performance factor is set by the Compensation Committee with respect to the Chief Executive Officer and by the Chief Executive Officer with respect to the other Named Executive Officers. The individual performance factor is set between 0% and 150%.
The Compensation Committee can augment the bonus payout to the Chief Executive Officer to a discretionary amount by adjusting the maximum individual performance factor beyond 150%. The Chief Executive Officer can augment the bonus payout to the other Named Executive Officers to a discretionary amount by adjusting the maximum individual performance factor beyond 150%. Notwithstanding the exercise of such discretion, the total short-term incentive cannot exceed the maximum incentive payout for the given position. See below for details.

Corporate Performance Factor
Each year, specific corporate objectives are established by the Compensation Committee with an aim to fulfill the Company’s strategy. The key performance measures and relative weight applied to each key performance measure may vary from year to year to reflect the Company’s then current focus, while always having regard to the Company’s strategy and compensation philosophy. The Corporate Performance is assessed by the Chief Executive Officer and President and approved by the Board against criteria determined by the Board.
2021 Corporate Performance Score
For 2021, the corporate objectives and performance were as follows:
Category	Key Performance Measure	Weight	2021 Performance Objectives Target	2021 Results Assessment	2022 Target
People (25%)	Health & Safety — Global Combined Frequency of Accidents(1)	12.5%	1.0	9.0	1.0
	Environmental, Social & Governance(2)	7.5%	Measurable Key Indices & Judgment based	7.0	Measurable Key Indices & Judgment based
	People Development(3)	5%	Judgment based	5.0	Judgment based
Performance	Production(4)	10%	2,047,500	8.0	3.2-3.4 million
—	Total Cash Costs(4)	7.5%	$700-750	6.0	$725-775
Operational (25%)	All-In Sustaining Costs(4)	7.5%	$950-1,000	5.0	$1,000-1,050
Performance —	Operating Cash Flow Per Share(5)	5%	Positive and increasing over time	5.0	Positive and increasing over time
Financial	Return on Invested Capital(6)	5%	Long term goal of 10-15%	3.0	Long term goal of 10-15%
(25%)	Dividends Per Share(7)	5%	Growth over time	5.0	Growth over time
	TSR(8)	10%	Absolute and relative to peer group	2.0	Absolute and relative to peer group
Pipeline	Capital Project Execution(9)	10%	On time and on budget	8.0	On time and on budget
(25%)	Mineral Reserves Per Share(10)	5%	Growth over time	4.0	Growth over time
	Mineral Resources Per Share(11)	5%	Growth over time	5.0	Growth over time
	Corporate Development Pipeline(12)	5%	Judgment based	5.0	Judgment based
Total Result				79.0

(1)
The Company is shifting to aspirational zero harm safety targets and leading performance indicators. This measure is assessed against the Company’s target for Global Combined Frequency of Accidents, which includes contractors, and is defined as:

[lost time accidents + light duty assignments] × 200,000
number of hours worked during the period
The result is then adjusted taking into account the occurrence of any fatalities at the Company’s operations as well as other appropriate factors.
(2)
This measure is assessed against both (i) objective targets and measures of key indices (including third-party rankings), and (ii) through judgment-based analysis considering important initiatives/actions in areas more relevant to the Company’s situation and operating environments.

(3)
This measure is judgment based and is assessed against the development of the Company’s succession plans for all critical positions and building future leader’s capacity to achieve the Company’s strategy with its people.

(4)
These measures are assessed against the guidance set out in the Company’s February 11, 2021 news release. Total cash costs per ounce and all-in sustaining costs per ounce are non-GAAP measures. For more information, please see “Note to Investors Concerning Certain Measures of Performance”.

(5)
This measure is both target (against internal budget) and judgement based and is assessed against the Company’s goal of increasing Operating Cash Flow per Share over time, while taking into account competing uses of cash. Operating Cash Flow Per Share is defined as:

cash provided by operating activities before working capital adjustment weighted average number of common shares outstanding (basic)

(6)
This measure is judgment based and is assessed against the Company’s goal of achieving a Return on Invested Capital of 10-15%, while taking into account the gold price environment. This metric measures the returns generated from capital invested in the Company’s existing operating mines. Return on Invested Capital is defined as:

   Adjusted NOPAT
average invested capital
where “Adjusted NOPAT” is equal to:
Net Income (loss) for the year
Adjust for:	Income and mining taxes expense
Adjust for:	Income and mining taxes paid
Adjust for:	Finance costs
Adjust for:	Other Income
Adjust for:	Impairment loss/reversal
Adjust for:	Gain/loss on sale of equity securities
Adjust for:	Gain/loss on derivative financial instruments
Adjust for:	Foreign currency translation loss/gain
Adjust for:	Other non-recurring items
Adjusted NOPAT
and where “average invested capital” is equal to the portion of capital actively being utilized in the business during the current and previous year:
Property, plant and mine development
Add:	Goodwill
Subtract:	Long-term assets not subject to depreciation (excluding Goodwill)
Add:	Current Assets
Subtract:	Current Liabilities
Subtract:	Cash & Cash Equivalents
Subtract:	Short Term Investments
Invested Capital

(7)
This measure is judgment based and is assessed against the Company’s goal of growing the Company’s dividend over time to return excess cash to shareholders, while taking into account competing uses of cash and the gold price environment.

(8)
This measure is assessed against the Company’s performance relative to a peer group of companies comprised of B2Gold Corp., Barrick Gold Corporation, Centerra Gold Inc., IAMGOLD Corporation, Kinross Gold Corporation, Kirkland Lake Gold Ltd., Newcrest Mining Limited, Newmont Corporation and Yamana Gold Inc.

The factors for selecting the companies for purposes of the Total Shareholder Return peer group included consideration of whether: (i) the company operates primarily in the gold mining sector with a focus on exploration, development and production; (ii) the peer group represented an international cross-section of gold mining companies; (iii) the company has operations in countries in addition to its home country; and (iv) the company’s market capitalization is reasonably comparable to that of the Company.
The Company competes with these peer group companies for, among other things, shareholders and capital, and, accordingly, the Company believes that this peer group is an appropriate comparator group for assessing Total Shareholder Return. The Company has selected a different peer group for purposes of assessing Total Shareholder Return as compared to the Internal Survey because: (i) the Internal Survey included mining companies that are outside of the gold mining industry; as a significant factor in Total Shareholder Return for gold mining companies is a result of the performance of the gold price over the relevant time period, the Company believes that limiting the Total Shareholder Return peer group to only gold mining companies acts as a control to ensure that relative performance is assessed fairly; and (ii) the Internal Survey included mining companies that are North American headquartered; while the Company believes that such geographic concentration is appropriate for the Internal Survey for purposes of competition for personnel, the Company believes that competition for shareholders and capital is less geographically focused and, accordingly, it is appropriate to include additional companies to include an international cross-section of gold mining companies.
Total Shareholder Return is defined as:
A + B
C
Where: “A” is equal to the volume weighted average trading price of the common shares of the company calculated by dividing the aggregate value by the aggregate volume of the common shares of the company traded on the TSX or, if the common shares are not traded on the TSX, on such other public stock exchange on which the common shares are listed that has the greatest volume of trading, for the five trading days immediately preceding the last day of the reference period; “B” is equal to the total value of dividends paid by the company per common share during the reference period; and “C” is equal to the volume weighted average trading price of the common shares of the company calculated by dividing the aggregate value by the aggregate volume of the common shares of the company traded on the TSX or, if the common shares are not traded on the TSX, on such other public stock exchange on which the common shares are listed that has the greatest volume of trading, for the five trading days immediately preceding the first day of the reference period.

(9)
This measure is judgment based and is assessed against the execution of the Company’s schedule and budget for the Company’s key capital projects.

(10)
This measure is judgment based and is assessed against the Company’s goal of growing Mineral Reserves Per Share over time, while maintaining a minimum of 10 to 15 times annual gold production in mineral reserves. Mineral Reserves Per Share is defined as:

total mineral reserve
weighted average number of common shares outstanding (basic)
(11)
This measure is judgment based and is assessed against the Company’s goal of growing Mineral Resources Per Share over time. Mineral Resources Per Share is defined as the aggregate of:

total measured and indicated mineral resource
weighted average number of common shares outstanding (basic)
and
total inferred mineral resource
weighted average number of common shares outstanding (basic)
(12)
This measure is judgment based and is assessed against the Company’s performance with respect to searching out acquisition opportunities in low-risk regions that are well matched to the Company’s skills and abilities and the identification and evaluation of early to mid-stage candidates for inclusion in the project pipeline.

People (25% weighting; performance assessment: 21.0%)
The health and safety of the Company’s employees, including contractors working on the Company’s sites, is of the highest importance, as well as the Company’s commitments to good environmental, social and governance practices and personnel development activities.
Health and Safety — Global Combined Frequency of Accidents (12.5% of total weighting):
•
The combined global accident frequency rate in 2021 was 0.81, well below our target of 1.0, and an improvement as compared to the last three years

•
The number of hours worked by the Company’s workforce in 2021 was at a record level. This safety performance, when considering the record number of hours worked, is a testimony to the Company’s capacity to introduce safety values to new employees and contractors

•
Creston Mascota earned the “Casco de Plata” award, a safety recognition awarded by the Mining Chamber of Mexico and the Quebec Mining Association recognized 51 supervisors from LaRonde, Goldex and Canadian Malartic who had led teams for between 50,000 and 550,000 hours without a loss time accident

•
The “Toward Zero Accidents” initiative continued in 2021 with each site focusing on leading indicators as well as the “Boots in the field” initiative

•
Unfortunately, a fatal accident occurred in September, 2021 at an exploration site at Hope Bay

Performance score 9.0 out of 12.5
Environmental, Social and Governance (“ESG”) (7.5% of total weighting):
Key Indices (Including Third-Party Rankings)
•
All of the Company’s mines demonstrated the application of good practices in ESG matters through the application of the Mining Association of Canada’s (“MAC”) Toward Sustainable Mining (“TSM”) protocols as a means to align operations and to demonstrate our good practices on ESG matters

•
The Company continued its commitment to a number of best-in-class governance initiatives, and external verification audits of ESG programs

•
The Company tracks its performance against several key measurable indices, both environmental (including GHG Emissions, Fresh Water Intensity, Total Waste and Tailings) as well as social (Combined Lost-Time Accidents, Diversity and Economic Contributions to the communities we operate in) and the Company’s performance in each of these objective measures is, or is close to, best-in-class, and this performance has been recognized both in awards received (including winning the 2021 TSM Community Engagement Excellence Award from MAC) and in ratings by independent ESG research agencies
Judgement Based and other Considerations:
•
The Company is addressing increased investor interest in ESG matters through increased disclosure of ESG policies and technical details as well as through direct investor engagement

•
In 2021, the Company announced a Net Zero Carbon by 2050 target. The Company continues to advance in a prudent manner with respect to developing and disclosing plans to achieve this target

•
In 2021, the Company implemented a governance model for managing climate change, committed to support the recommendations of the Task Force on Climate Related Financial Disclosures, commenced climate related risk assessments and disclosed Scope 3 GHG emissions for the first time

•
Several of the Company’s operations worked to achieve increased operational flexibility for tailings and water management such as with the large, multi-year projects at Kittila and LaRonde

•
In 2021, three key corporate standards were updated and communicated internally (i) the risk assessment methodology was updated in the Tailings Management Standard; (ii) a stand-alone Water Management Policy and a Corporate Standard were developed; and (iii) a Corporate Standard on Environmental Incident Management was issued with the goal of providing more clarity and consistency for the reporting and follow-up of environmental incidents associated with spills, dust events, noise, vibration exceedances and non-compliances

Performance score 7.0 out of 7.5
People Development (5% of total weighting):
•
The COVID-19 pandemic remained a significant People focus in all regions. Expanded virtual training and tools, introduction of flexible work schedules, reintegration of the Nunavummiut workforce and the successful adoption of the vaccination mandate, notably in Nunavut, show the strength of People leadership across the Company

•
Significant progress was made on the Company’s “Workforce Management Program”

•
The Health, Safety, Environment and Sustainable Development Committee charter was updated to include governance of Diversity and Inclusion matters; a diversity and inclusion strategy was developed and communicated internally; and the Dr. Leanne Baker Scholarship and Development Program was launched to support successive cohorts of women who work for the Company and have been identified as having promise or who have expressed interest for advancement into leadership positions through a 2-year mentorship and training program

•
The Great Place to Work employee engagement survey was rolled out in all regions; this survey provided key insights into employees’ opinions across a broad range of subjects, including how the Company can increase diversity and inclusion across the Company

Performance score 5 out of 5
Performance — Operational (25% weighting; performance assessment: 14.5%)
Operational performance is assessed against the annual production, total cash costs and all-in sustaining costs guidance typically disclosed in the Company’s news release issued in February of each year. As the 2021 targets did not contemplate any results from the Hope Bay mine, the assessment below has been completed excluding any contribution from Hope Bay.
Production (10% of total weighting):
•
2021 production of 2,030,176  ounces of gold, slightly below guidance of 2,047,500  ounces of gold

•
Production in the fourth quarter of 2021 was negatively affected by a reduction in operating activities in Nunavut largely due to a COVID-19 outbreak in mid-December 2021

•
The Company ended 2021 with record annual gold production and five consecutive quarters of over 500,000 ounces of gold production

Performance score 8 out of 10
Total Cash Costs (7.5% of total weighting):
•
021 total cash costs per ounce of gold produced of $761 were above the guidance range for 2021 full year cash costs of $700 — $750 per ounce

Performance score 6 out of 7.5
All-in Sustaining Costs (7.5% of total weighting):
•
2021 all-in sustaining costs (“AISC”) per ounce of gold produced of $1,038 were above the guidance range for 2021 full year AISC of $950 — $1,000 per ounce

Performance score 5.0 out of 7.5
Performance — Financial (25% weighting; performance assessment: 15%)
Financial performance is assessed against operating cash flow per share, return on invested capital, dividends per share and total shareholder return.
Operating Cash Flow Per Share (5% of total weighting):
•
Cash provided by operating activities in 2021 was a record $1,316.0 million (as compared to $1,192.1 million in 2020)

•
Operating cash flow per share in 2021 was $5.40/share (as compared to $4.94/share in 2020)

•
The increase in cash provided by operating activities in 2021 compared to 2020 was mainly due to an increase in operating margins that resulted from higher sales volumes and higher average realized metals prices

Performance score 5 out of 5
Return on Invested Capital (5% of total weighting):
•
The Company had net income of $543.0 million ($2.23/share) in 2021 as compared to net income of $511.6 million ($2.12/share) in 2020

•
Earnings, EBITDA and Adjusted EBITDA were all strong in 2021, and the Return on Invested Capital of 10.85% (as compared to 10.8% in 2020) was within the Company’s long-term target of 10-15%

•
The Company continues to exercise increased discipline in its capital allocation process and decision-making:

•
Target investment returns of 10-15%

•
Independent project and business case reviews for significant capital expenditures

•
Robust project management and tracking to ensure projects are on time, on budget and deliver as promised

Performance score 3 out of 5

Dividends Per Share (5% of total weighting):
•
Quarterly dividends remained consistent in 2021

•
The Company has paid a dividend for 39 consecutive years, with a cumulative payout of more than $1.5 billion

•
The Company’s dividend yield of 2.63% compares favourably (5 out of 10) with the Company’s peer group as set out below:

	Dividend Yield(1)	Rank
Barrick Gold Corporation	1.95%	8
B2Gold Corp	4.07%	1
Centerra Gold Inc.	2.48%	6
IAMGold Corporation	0.00%	10
Kinross Gold Corporation	2.07%	7
Kirkland Lake Gold Ltd.	1.34%	9
Newcrest Mining Limited	3.09%	3
Newmont Corporation	3.55%	2
Yamana Gold Inc.	2.68%	4
Agnico Eagle Mines Limited	2.63%	5

(1)
Dividend yield calculations as of December 31, 2021.

Performance score 5 out of 5
Total Shareholder Return (10% of total weighting):
•
The Company’s Total Shareholder Return ranking was 7 out of 10, in the Company’s peer group, as set out below:

	TSR	Rank
Barrick Gold Corporation	83%	5
B2Gold Corp	72%	9
Centerra Gold Inc.	67%	10
IAMGOLD Corporation	86%	4
Kinross Gold Corporation	78%	6
Kirkland Lake Gold Ltd.	100%	2
Newcrest Mining Limited	91%	3
Newmont Corporation	105%	1
Yamana Gold Inc.	74%	8
Agnico Eagle Mines Limited	75%	7
Performance score 2 out of 10
Pipeline (25% weighting; performance assessment: 22%)
Pipeline performance is assessed against the Company’s performance with respect to searching out acquisition opportunities in low-risk regions that are well matched to the Company’s skills and abilities, the identification and evaluation of early to mid-staged candidates for inclusion in the project pipeline, capital project execution and growth in mineral reserves and mineral resources per share.

Capital Project Execution (10% of total weighting):
Odyssey Project:
•
Ramp development progressed ahead of schedule and below budget

•
The concrete headframe slipform pour was completed in late October 2021, and shaft sinking activities are expected to begin in the fourth quarter of 2022

Meliadine:
•
Phase 2 expansion remains on track with mill throughput expected to increase from an average of approximately 4,800 tonnes per day reached in in the fourth quarter of 2021 to 6,000 tonnes per day in 2025

Kittila:
•
Shaft sinking activity remains challenging due to contractor workforce retention and quality following due to impacts of Covid-19 and labour market conditions. Shaft commissioning remains expected in the second half of 2022 and project costs remain within the estimated range of €190M to €200M

Amaruq Underground Project:
•
Mine development remains on target and first stope forecasted in the third quarter of 2022. The construction of surface infrastructure is progressing as planned

Performance score 8 out of 10
Mineral Reserves Per Share (5% of total weighting):
•
2021 gold mineral reserves, net of 2021 gold production, increased by approximately 7% to a record of approximately 25.7 million ounces of gold (337 million tonnes grading 2.37 g/t gold)

•
This equates to approximately 104.7 ounces of gold per 1,000 shares, which is an increase of approximately 6% when compared to 2020 (98.7 ounces of gold per 1,000 shares)

•
Compared to 2022 production guidance of 3.2 — 3.4 million ounces of gold, 2021 gold mineral reserves (on a combined basis with Kirkland Lake Gold following the Merger of Equals of 44.6 million ounces of gold) represent approximately 13.5 years of gold production

Performance score 4 out of 5
Mineral Resources Per Share (5% of total weighting):
•
Gold contained in measured and indicated mineral resources of approximately 17.3 million ounces of gold (353 million tonnes grading 1.52 g/t gold) and inferred mineral resources of approximately 23.7 million ounces of gold (272 million tonnes grading 2.72 g/t gold) increased by approximately 12% and approximately 2%, respectively, over 2020 amounts

•
This equates to approximately 167.0 ounces of gold per 1,000 shares, which is an increase of approximately 4.3% when compared to 2020 (160.2 ounces of gold per 1,000 shares)

Performance score 5 out of 5
Corporate Development Pipeline (5% of total weighting):
•
In 2021, the Company participated in two significant transactions: TMAC Resources Inc. was acquired in February and the merger of equals with Kirkland Lake Gold was announced in September

•
Activities in 2021 also included new equity investments in multiple junior mining companies and maintenance activities with the Company’s existing portfolio of junior mining companies

Performance score 5 out of 5

2021 Individual Performance Factors for Named Executive Officers
The individual performance factor is determined each year during the annual review process and is set by the Compensation Committee with respect to the Chief Executive Officer and by the Chief Executive Officer with respect to the other Named Executive Officers. The individual performance factor is set between 0% and 150%.
The Compensation Committee can augment the bonus payout to the Chief Executive Officer to a discretionary amount by adjusting the maximum individual performance factor beyond 150%. The Chief Executive Officer can augment the bonus payout to the other Named Executive Officers to a discretionary amount by adjusting the maximum individual performance factor beyond 150%. Notwithstanding the exercise of such discretion, the total short-term incentive cannot exceed the maximum incentive payout for the given position and the Board has final approval of any amounts awarded.
Sean Boyd — Vice-Chairman and Chief Executive Officer (Executive Chair as of February 8, 2022)
In 2021, Mr. Boyd’s responsibilities and objectives included: setting the Company’s strategic direction while ensuring that the proper human and financial resources were in place to support and give effect to the direction set; achieving operating targets for production, costs, gold reserves and major project completion; developing and executing on corporate goals and objectives; and overseeing acquisition/divestiture initiatives and representing the Company before stakeholders. For 2021, the Compensation Committee awarded Mr. Boyd an individual performance factor of 137%.
Mr. Boyd’s accomplishments relating to 2021 included:
•
continued to successfully lead the Company through the unprecedented challenges presented by the COVID-19 pandemic, including implementing extraordinary measures with a focus on protecting the health and safety of the Company’s employees, protecting and supporting the communities in which the Company operates and protecting the Company’s operations;

•
achieved an improvement in the Global Combined Frequency of Accidents result as compared to the last three years;

•
achieved record annual production of 2,030,176 ounces of gold;

•
achieved record cash provided by operating activities;

•
increased proven and probable mineral reserves (net of production) at December 31, 2021 to a record 25.7 million ounces of gold (337 million tonnes grading 2.37 grams per tonne gold);

•
increased measured and indicated mineral resources by 12% and increased inferred mineral resources by approximately 2%;

•
completed the acquisition of TMAC Resources Inc. in February 2021 and announced the merger of equals with Kirkland Lake Gold in September 2021 (which successfully closed in February 2022); and

•
maintained quarterly dividends in 2021 at $0.35 per share, and positioned the Company to increase the dividend to $0.40 per share in the February 2022.

David Smith — Senior Vice-President, Finance and Chief Financial Officer (Executive Vice-President, Finance and Chief Financial Officer as of February 23, 2022)
In 2021, Mr. Smith’s objectives included overall responsibility for all financial aspects of the Company, including financial reporting, treasury, budgeting, internal audit and control and input on corporate strategy and acquisitions, oversight of the investor relations program, oversight of the information technology department and representing the Company before stakeholders. For 2021, the Compensation Committee awarded Mr. Smith an individual performance factor of 113%.
Mr. Smith’s accomplishments relating to 2021 included:
•
maintained a strong balance sheet;

•
the Company amended its $1.2 billion unsecured revolving bank credit facility to improve pricing (reflecting the Company’s strengthened credit profile), increase the uncommitted accordion feature from $300 million to $600 million and extend the maturity date from June 22, 2023 to December 22, 2026;

•
no issues pertaining to the financial statements;

•
led information technology group that continued to make improvements in cyber security readiness; and

•
led strong, award winning investor relations program.

Ammar Al-Joundi, President (President and Chief Executive Officer as of February 23, 2022)
In 2021, Mr. Al-Joundi’s objectives included supporting the Chief Executive Officer and senior executives in designing and executing strategy, overall responsibility for Operations, Human Resource and Sustainability teams, facilitating co-ordination and communication between the various business units to promote the effective execution of strategy and representing the Company before stakeholders. For 2021, the Compensation Committee awarded Mr. Al-Joundi an individual performance factor of 117%.
Mr. Al-Joundi’s accomplishments relating to 2021 included:
•
facilitating co-ordination and communication between various business groups to assist in developing and executing corporate strategy, with an emphasis on the Company’s full potential exercise;

•
working with the corporate development group to assess strategic acquisition and M&A opportunities, including TMAC Resources Inc. which was acquired in February and the Merger of Equals with Kirkland Lake Gold which was announced in September (and successfully closed in February 2022);

•
maintained responsibility for Operations during the year, working with the operational Senior Vice-President’s and regional Vice-President’s;

•
working with the human resources group on workforce planning initiatives;

•
working with the sustainability group on COVID-19 and ESG related initiatives;

•
working with the investor relations group to meet with shareholders, analysts and government and community representatives; and

•
working with the advanced projects team to enhance project economics and ensure quality execution.

Jean Robitaille — Senior Vice-President, Corporate Development, Business Strategy & Technical Services (Executive Vice-President, Chief Strategy & Technology Officer as of February 23, 2022)
In 2021, Mr. Robitaille’s objectives included overseeing the corporate development, business strategy, technical services and project evaluation teams, focusing on business strategy alignment, including with respect to corporate development and project evaluations, and improved accountability for key initiatives related to the strategic plan, enhanced monitoring and follow-up of the capital allocation process, the optimization of the analysis, efficiency and predictability of budget and long term planning, provision of technical support to all business units as well as spearheading the innovation platform. For 2021, the Compensation Committee awarded Mr. Robitaille an individual performance factor of 116%.
Mr. Robitaille’s accomplishments relating to 2021 included:
•
oversight of the corporate development group, including strategic acquisition and M&A opportunities, including TMAC Resources Inc. which was acquired in February and the Merger of Equals with Kirkland Lake Gold which was announced in September (and successfully closed in February 2022);

•
oversight of the updated strategic plan, further enhancing the long term vision and planning with an emphasis on the Company’s full potential exercise;

•
oversight of enhanced budget and long term planning scenarios and integration into corporate development initiatives;

•
oversight of technical support provided to the Company’s development and advanced exploration projects; and

•
continued innovation efforts.

Marc Legault — Senior Vice-President, Operations — U.S.A & Latin America
In 2021, Mr. Legault’s objectives included overseeing the effective operation of the Southern Business Unit and executing the business plan, pursuing life-of-mine and budgeting process improvements, ensuring operation and optimization of each operation, pursuing business development opportunities and providing coaching and support to the Southern Business Unit’s leadership. For 2021, the Compensation Committee awarded Mr. Legault an individual performance factor of 101%.
Mr. Legault’s accomplishments relating to 2021 included:
•
exceeding gold production guidance at total cash costs slightly above guidance at the mines in the Southern Business Unit;

•
supported development of studies and business cases to ensure successful capital investment to include Cubiro project into the Pinos Altos mine’s life of mine plan in 2021;

•
supported approval of business case to accelerate exploration of oxide gold mineral resource at the Santa Gertrudis project and exploration programs at Pinos Deep, Main Zone West and the Chipriona projects;

•
in Colombia, successfully assumed operatorship of the Anza exploration joint-venture and established an initial Colombian projects team; and

•
planned and supported implementation and transition of new leadership and reporting structure for the Southern Business Unit.

Short-Term Incentive Calculation for Named Executive Officers
The following table sets out the calculation for the short-term incentive amount paid to each Named Executive Officer in 2021.
Name	Individual Incentive Target	x	Individual Performance Factor	x	Corporate Performance Factor	x	Base Salary	x	Short-Term Incentive Amount(1)
	(%)		(%)		(%)		($)		($)
Sean Boyd	200	x	137	x	79.0	x	1,475,930	=	3,191,200
David Smith	80 - 100	x	113	x	79.0	x	578,405	=	518,570
Ammar Al-Joundi	100 - 125	x	117	x	79.0	x	757,910	=	877,580
Jean Robitaille	80 - 100	x	116	x	79.0	x	478,680	=	438,790
Marc Legault	80 - 100	x	101	x	79.0	x	398,900	=	319,120

(1)
The base salary and short-term incentive amount is paid in Canadian dollars and reported in U.S. dollars. The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2020 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7978.

b.
Long-Term Incentives

Philosophy
The purpose of long term incentive awards are primarily to align management’s and key employee’s long term interests with those of shareholders and to retain key management and employees. RSUs, PSUs and, for officers other than the Chief Executive Officer and the President, Options provide alignment between officers’ compensation and increases in the value of the Company’s common shares, and therefore create an incentive to enhance shareholder value over the long-term. Grants of RSUs, PSUs and Options are based on four factors:
•
the individual’s performance;

•
the individual’s level of responsibility within the Company and ability to create or enhance future value for shareholders;

•
the number and value of RSUs and PSUs and the number and exercise price of Options previously issued to the individual; and

•
the Company’s performance and past practices.

The purpose of long-term incentive awards are primarily to align management’s long-term interest with that of shareholders and to retain key management. The Compensation Committee believes direct ownership of shares more fully aligns management and shareholder interests and awards only RSUs and PSUs to the Chief Executive Officer and the President and has begun a process of gradually allocating a greater proportion of RSU and PSU awards (compared to Option grants) to other members of senior management, to achieve this objective. Long-term incentives for officers and key employees are provided through a combination of RSUs, PSUs and/or Options granted under the RSU Plan, the PSU Plan and the Stock Option Plan, respectively.
Long-term incentives are an integral part of the compensation strategy of the Company. The Internal Survey, described above, compares the number of RSUs, PSUs and Options issued to the Company’s executive officers relative to the companies surveyed. Based on these findings, the Company believes that the RSUs, PSUs and Options issued to the executives of the Company are generally in line with industry practices. Currently, there is no limit on the number of RSUs granted per year under the RSU Plan or PSUs granted per year under the PSU Plan. The maximum number of Options permitted to be granted per year under the terms of the Stock Option Plan is 2% of common shares outstanding (totaling 9,111,734 Options as at March 21, 2022).
The four factors outlined above provide a broad framework within which the Company evaluates the performance of the individual and assesses the potential value this individual can contribute to the future success of the Company. Long-term incentive grants are then awarded on this basis. There is no weighting of factors or specific measures that an individual must achieve; it is a comprehensive evaluation based on the performance, potential contributions and value of the individual to the business of the Company.
In connection with the evaluation of management’s performance conducted near the end of each fiscal year, the Compensation Committee makes a recommendation with respect to the number of RSUs and PSUs and the number of Options (if any) to be granted to officers of the Company. If such recommendation is deemed acceptable to the Board of Directors, the Board of Directors approves: (i) the grant of the RSUs and PSUs as soon as practicable following the beginning of the next calendar year; and (ii) the grant of Options on the first trading day in January, with such grant becoming effective immediately with an exercise price equal to the closing price of the immediately preceding trading day.
The Company’s practices with respect to the vesting of each of Options, RSUs and PSUs are set out below.
Options
Absent extenuating circumstances, the Compensation Committee’s policy is to recommend to award Options that vest such that a maximum of 25% of the Options granted vest 30 days after the date granted with the remaining Options vesting equally on the next three anniversaries of the date of the Option grant. Options have a maximum term of five years from the grant date. A description of the Stock Option Plan is set out under “Stock Option Plan” beginning on page 61 of this Circular.
RSUs
Absent other circumstances, the Committee’s policy is to recommend to award RSUs that vest on December 31 or the last trading day of the third calendar year following the year in respect to which the RSUs were granted. A description of the RSU Plan is set out under “RSU Plan” beginning on page 59 of this Circular.

PSUs
Absent other circumstances, the Committee’s policy is to recommend to award PSUs that vest on December 31 or the last trading day of the third calendar year following the year in respect to which the PSUs were granted. A description of the PSU Plan is set out under “PSU Plan” beginning on page 60 of this Circular.
2021 PSU Payout (2019 Grants)
PSUs form a minimum of 50% of the equity component of long-term incentive compensation for the Chief Executive Officer and the President and are forming a larger component of long-term incentive compensation for the other Named Executive Officers as the Company continues to decrease the size of Option grants to Named Executive Officers.
The table below sets out the value of PSUs for each Named Executive Officer that vested in 2021, based on the Company’s performance for the period 2019 - 2021:
Name	2019 Grant Value(1)	2019 PSU Award	x	2019 PSU Performance Measurement	x	Share Price at Vesting(2)	PSU Value(3)
	($)	(# of units)		(0 - 200%)		($)	($)
Sean Boyd	2,071,646	50,000		100		53.60	2,680,209
David Smith	745,793	18,000		100		53.60	964,875
Ammar Al-Joundi	1,336,212	32,250		100		53.60	1,728,735
Jean Robitaille	538,628	13,000		100		53.60	696,854
Marc Legault	497,195	12,000		100		53.60	643,250

(1)
The valuation of the grants of PSUs was calculated based on the “Market Price” of the Company’s common shares as provided for in the PSU Plan at the time of grant, being C$54.98. The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2019 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7536.

(2)
The share price shown represents the price of the common shares of the Company on the TSX at the time of vesting, being C$67.19. The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2021 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7978.

(3)
The valuation of the PSUs at vesting was calculated based on the number of PSUs granted, multiplied by the PSU performance factor, multiplied by the price of the common shares of the Company on the TSX at the time of vesting. The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2021 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7978.

The “Performance Measurement” for PSUs is based on four factors: (1) Relative Total Shareholder Return Rank (37.5%) (“TSR”); (2) Relative Multiple to NAV Rank (37.5%) (“Multiple”); (3) Production (12.5%) (“Production”); and (4) AISC (12.5%).
The selection of peer group companies for purposes of TSR and Multiple factor calculations is based on a number of criteria, including: industry (gold); business scope (exploration, development and production); size (market capitalization; revenue; assets); and peers of peers (companies commonly used as peers of other companies). The Company has selected a different peer group for purposes of assessing TSR and the Multiple factors as compared to the Internal Survey and for Total Shareholder Return in connection with the STIP. The TSR and Multiple factors comprise 75% of the weighting of PSU performance and are measured over a period of almost three years. A larger peer group is used (approximately twice as large) as the concern with a small peer group is that results can be very volatile because relative positioning can be significantly affected by the performance of one company within the group — a larger group smooths out this volatility and, the Company believes, presents a more balanced picture of actual performance over the period being measured.

The peer group and information related to the selection criteria of the peer group for the 2019 PSU awards, which were paid out in 2021, are set out in the tables below. The peer group was the same as the peer group for the 2018 PSU awards, which were paid out in 2020.
Alamos Gold Inc.	IAMGOLD Corporation	OceanaGold Corporation
B2Gold Corp.	Kinross Gold Corporation	Pan American Silver Corp.
Barrick Gold Corporation	Kirkland Lake Gold Ltd.	Pretium Resources Inc.
Centerra Gold Inc.	New Gold Inc.	SSR Mining Inc.
Eldorado Gold Corporation	Newcrest Mining Limited	Torex Gold Resources Inc.
Endeavour Mining Corporation	Newmont Corporation	Yamana Gold Inc.

(1)
Percentile rank is based on information reported as of December 31, 2021.

The calculation of PSU awards is determined, in part, based on the Company’s TSR and Multiple relative to peer group companies, as follows:
Company TSR and Multiple Rank	Payout Percentage
1	200%
2 or 3	175%
4 or 5	150%
6 or 7	125%
8 or 9	100%
10 or 11	75%
12 or 13	50%
14 or 15	25%
Less than 15	0%
For Production, the payout performance is as follows:
Production(1)	Payout Percentage
Equal to or more than 6.0% above Production Guidance	200%
Equal to or more than 4.5% above Production Guidance	175%
Equal to or more than 3.0% above Production Guidance	150%
Equal to or more than 1.5% above Production Guidance	125%
Midpoint of Production Guidance	100%
Equal to or more than 1.5% below Production Guidance	75%
Equal to or more than 3.0% below Production Guidance	50%
Equal to or more than 4.5% below Production Guidance	25%
Equal to or more than 6.0% below Production Guidance	0%

(1)
Where a guidance range has been provided, the calculation will be made based on the mid-point of that guidance range.

For AISC, the payout performance is as follows:
AISC(1)	Payout Percentage
Equal to or more than 6.0% below AISC Guidance	200%
Equal to or more than 4.5% below AISC Guidance	175%
Equal to or more than 3.0% below AISC Guidance	150%
Equal to or more than 1.5% below AISC Guidance	125%
Midpoint of AISC Guidance	100%
Equal to or more than 1.5% above AISC Guidance	75%
Equal to or more than 3.0% above AISC Guidance	50%
Equal to or more than 4.5% above AISC Guidance	25%
Equal to or more than 6.0% above AISC Guidance	0%

(1)
Where a guidance range has been provided, the calculation will be made based on the mid-point of that guidance range.

Overall, the Company had mixed performance in the period 2019-2021, with the following results:
(1)
TSR — 15th out of 19 for a performance score of 25%;

(2)
Multiple — 3rd out of 19 for a performance score of 175%;

(3)
Production — exceeded guidance in 2019 by 1.8% for a performance score of 125%; exceeded guidance in 2020 by 1.9% for a performance score of 125%; and

(4)
AISC — were above guidance in 2019 by 4.2% for a performance score of 50%; were higher than guidance in 2020 by 0.1% for a performance score of 100%.

Final Calculation
The “Performance Measurement” for purposes of the 2019 grant of PSUs is equal to:
(37.5% × A) + (37.5% × B) + (12.5% × C) + (12.5% × D)
where:
A = Relative Total Shareholder Return Rank Payout Percentage
B = Relative Multiple to NAV Rank Payout Percentage
C = Production Guidance Payout Percentage
D = AISC Guidance Payout Percentage
	Payout %	Weight
A) TSR	25%	37.50%	9.38%
B) Multiple	175%	37.50%	65.63%
C) Production	125%	12.50%	15.63%
D) AISC	75%	12.50%	9.38%
Performance Measurement			100.0%

Pensions
A description of the retirement benefits made available to the Company’s Named Executive Officers is set out under “Pension Plan Benefits” beginning on page 68 of this Circular.
Executive Incentive Compensation Recoupment Policy
The Company has adopted a recoupment policy (the “Recoupment Policy”) to assist in the management of compensation related risk. Under the Recoupment Policy, the Chief Executive Officer and each executive at the level of “Senior Vice-President” and higher (which includes the Chief Financial Officer, each an “Executive”), is subject to having his or her incentive compensation (including STIP awards, Options, RSUs and PSUs) clawed back in circumstances where the Board of Directors has determined that the Executive has engaged in wrongdoing. The Recoupment Policy does not require that the financial statements of the Company are restated in order for an Executive to have his or her annual incentive compensation clawed back.
Share Ownership
In order to align the interests of the Company and those of its officers and employees, the Company encourages ownership of common shares and facilitates this through its RSU Plan, PSU Plan, Stock Option Plan and Incentive Share Purchase Plan. Details of these plans can be found on pages 59 to 66 of this Circular. The Company has also adopted executive common share ownership policies: the Executive Chair is required to have or own at least 125,000 common shares or RSUs of the Company (Mr. Boyd, the current Executive Chair of the Company, meets this equity ownership requirement); the Chief Executive Officer is required to have or own at least 125,000 common shares or RSUs of the Company (Mr. Al Joundi, the current President and Chief Executive Officer of the Company, meets this equity ownership requirement); Executive Vice-Presidents and Senior Vice-Presidents of the Company are required to have or own at least 30,000 common shares or RSUs of the Company; and Vice-Presidents of the Company are required to have or own at least 15,000 common shares or RSUs of the Company. Executives of the Company have five years from the date of appointment to meet this common share ownership requirement.
The following list sets out each senior officer’s holdings of common shares and RSUs of the Company as at March 21, 2022:
Sean Boyd	338,270
Ammar Al-Joundi	251,203
David Smith	94,997
Guy Gosselin	54,488
Dominique Girard	44,648
Eric Kallio	14,883
Marc Legault	117,148
Carol Plummer	51,287
Jean Robitaille	141,888
Natasha Vaz	18,548
Chris Vollmershausen	28,722

Performance Graph
The following graph compares the total cumulative return of $100 invested in the Company’s common shares on December 31, 2016 with the cumulative total return for each of the S&P/TSX Composite Index and S&P/TSX Global Gold Index over the five-year period ended December 31, 2021 (in each case, assuming reinvestment of dividends). The graph below shows what a $100 investment in each of the above mentioned indices and in the Company’s common shares, made at December 31, 2016, would be worth during the five years following the initial investment.
Agnico Eagle Mines Limited Stock Price(1) vs. S&P/TSX Composite and S&P/TSX Global Gold Index

(1)
Assumes reinvestment of dividends of $0.41 paid in 2017, $0.44 paid in 2018, $0.55 paid in 2019, $0.95 paid in 2020 and $1.40 paid in 2021.

The price of the Company’s common shares has underperformed the S&P/TSX Global Gold Index and the S&P/TSX Composite Index during the five-year period ended December 31, 2021. The trend in compensation of the Named Executive Officers has generally been consistent with share price performance over this period. To illustrate, the total compensation of the Chief Executive Officer increased with the increased share performance in 2017; decreased with the share price decrease in 2018; marginally decreased in 2019 when the share performance substantially increased; increased in 2020 when the share performance substantially increased. However, the total compensation of the Chief Executive Officer increased in 2021 when the share performance decreased, largely as a result of the timing of the calculation of the value of equity awards. Overall, this trend reflects a strong alignment of pay and performance and a balanced approach to compensation. A substantial element of Named Executive Officer compensation (approximately 65% in total in 2021) is comprised of long-term incentives with the final value based on the future common share performance of the Company, directly aligning share price performance and compensation (see “Long-Term Incentive Compensation — RSUs, PSUs and Options”).

Compensation of Officers
The following table sets out the name and title of each of the Company’s senior officers.
Name	Title
Sean Boyd	Executive Chair
Ammar Al-Joundi	President and Chief Executive Officer
David Smith	Executive Vice-President, Finance, and Chief Financial Officer
Guy Gosselin	Executive Vice-President, Exploration of Agnico Eagle
Dominique Girard	Executive Vice-President, Chief Operating Officer — Nunavut, Quebec & Europe
Eric Kallio	Executive Vice-President, Exploration Strategy & Growth
Marc Legault	Senior Vice President, Operations — U.S.A and Latin America
Carol Plummer	Executive Vice-President, Operational Excellence
Jean Robitaille	Executive Vice-President, Chief Strategy & Technology Officer
Natasha Vaz	Executive Vice-President, COO Ontario, Australia & Mexico
Chris Vollmershausen	Executive Vice-President, Legal, General Counsel & Corporate Secretary
The following summary compensation table sets out compensation during the three most recently completed fiscal years for the Named Executive Officers of the Company, measured by total compensation earned during the fiscal year ended December 31, 2021.
Summary Compensation Table(1)
							Non-Equity Incentive Plan Compensation(2)
Name and Principal Position	Year	Salary	Share- Based Awards (ISPP)(3)	Share- Based Awards (RSUs)(4)	Share- Based Awards (PSUs)(6)	Option- Based Awards(7)	Annual Incentive Plans	Long- Term Incentive Plans	Pension Value	All Other Compensation(8)	Total Compensation
		($)	($)	($)	($)	($)	($)	($)	($)	($)	($)
Sean Boyd Vice-Chairman and Chief Executive Officer	2021	1,475,930	—	3,648,938	3,648,938	—	3,191,200	n/a	537,087	17,570	12,519,662
	2020	1,378,990	—	2,976,755	2,976,755	—	2,795,250	n/a	445,473	14,220	10,587,443
	2019	1,318,800	—	2,071,646	2,071,646	—	3,391,200	n/a	397,999	19,328	9,270,620
David Smith Senior Vice-President, Finance and Chief Financial Officer	2021	578,405	26,178	948,724	948,724	544,259	518,570	n/a	164,546	16,116	3,745,522
	2020	489,169	26,447	773,956	773,956	367,095	465,875	n/a	143,257	13,750	3,053,505
	2019	508,680	25,434	745,793	745,793	314,703	459,696	n/a	145,256	20,141	2,965,496
Ammar Al-Joundi President	2021	757,910	33,208	2,371,810	2,371,810	—	877,580	n/a	245,324	18,317	6,675,958
	2020	620,546	20,319	1,934,891	1,934,891	—	745,400	n/a	204,892	14,965	5,475,903
	2019	678,240	33,912	1,346,570	1,346,570	—	715,920	n/a	209,124	20,082	4,350,418
Jean Robitaille Senior Vice-President, Corporate Development, Business Strategy & Technical Services	2021	478,680	21,503	729,788	729,788	423,313	438,790	n/a	137,621	18,214	2,977,695
	2020	401,817	16,556	595,351	595,351	285,518	335,430	n/a	110,587	13,005	2,353,615
	2019	414,480	20,724	538,628	538,628	251,763	324,048	n/a	110,779	20,082	2,219,132
Marc Legault Senior Vice-President, Operations — U.S.A & Latin America	2021	398,900	18,137	656,809	656,809	377,958	319,120	n/a	107,703	17,520	2,552,956
	2020	338,924	14,299	538,432	538,432	254,927	286,979	n/a	93,885	13,520	2,079,398
	2019	357,960	14,456	497,195	497,195	236,028	275,064	n/a	94,954	13,947	1,986,799

(1)
All compensation is paid in Canadian dollars and reported in U.S. dollars. The values for 2021 were converted to U.S. dollars using the average of the daily 2020 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7978.The values for 2020 were converted to U.S. dollars using the average of the daily 2020 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7454. The values for 2019 were converted to U.S. dollars using the average of the daily 2019 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7536.

(2)
All amounts earned as set out under Non-Equity Incentive Plan Compensation were paid during the respective financial year.

(3)
Represents the Company’s contribution to common shares purchased by the Named Executive Officers pursuant to the Incentive Share Purchase Plan, being 10% of their prior year base annual salary.

(4)
Represents the fair value of the RSUs granted to the respective Named Executive Officers, which were calculated by multiplying the number of RSUs granted by C$91.48 (2020 — C$79.87; 2019 — C$54.98; 2018 — C$58.13), being the “Market Price” of the Company’s common shares as provided for in the RSU Plan. Management uses “Market Price”

calculations to assess the estimated value of RSU grants when determining the value of proposed long-term incentive awards, and therefore this method of valuation is used here. Other compensation fair value amounts were used for accounting purposes (See note 16(c) to the Notes to the Consolidated Financial Statements of the Company for the year ended December 31, 2021).
(5)
Represents the fair value of the PSUs granted to the respective Named Executive Officers, which were calculated by multiplying the number of PSUs granted by C$91.48 (2020 — C$79.87; 2019 — C$54.98; 2018 — C$58.13), being the “Market Price” of the Company’s common shares as provided for in the PSU Plan. Management uses “Market Price” calculations to assess the estimated value of PSU grants when determining the value of proposed long-term incentive awards, and therefore this method of valuation is used here. Other compensation fair value amounts were used for accounting purposes (See note 16(d) to the Notes to the Consolidated Financial Statements of the Company for the year ended December 31, 2021).

(6)
The value of Option-based awards, being a weighted average of C$18.95 per Option (2020 — C$13.68; 2019 — C$10.44), was determined using the Black-Scholes option pricing model. The Black-Scholes option pricing model is a commonly used pricing model that assumes the valued option can only be exercised at expiration. Options were granted at an exercise price of C$89.59 (2020 — $79.98; 2019 — $55.10), which was the closing price for the common shares of the Company on the TSX on the day prior to the date of grant. Key additional assumptions used were: (i) the risk free interest rate, which was a weighted average of 0.54% (2020 — 1.90%; 2019 — 2.10%); (ii) current time to expiration of the Option which was assumed to be a weighted average of 2.4 years (2020 — 2.4 years; 2019 — 2.4 years); (iii) the volatility for the common shares of the Company on the TSX, which was a weighted average of 38.0% (2020 — 27.5%; 2019 — 30.0%); and (iv) the dividend yield for the common shares of the Company, which was 2.2% (2020 — 1.2%; 2019 — 1.15%).

(7)
Consists of premiums paid for automobile allowances, education, health and wellness benefits, extended executive health coverage, car insurance and parking.

In 2021, the Named Executive Officers received, in aggregate, cash and non-cash compensation of 28,471,794 or 2.16% of the cash provided by operating activities of the Company during the year (as compared to $24,059,333 for the Named Executive Officers in 2020, or 2.02%, in 2020).
RSU Plan
The RSU Plan was established by the Company to assist in the retention of the Company’s employees, officers and directors by providing non-dilutive common shares to reward the individual performance of participants. Grants of RSUs are determined by the Compensation Committee (for directors and officers) or the Chief Executive Officer (for employees). Where the grant of RSUs is given as a dollar value, the number of RSUs awarded to a participant is determined by dividing the dollar value by the “Market Price” on the grant date. For the purposes of the RSU Plan, the “Market Price” is the simple average of the high and low trading prices of the Company’s common shares on the TSX for the 5-day trading period immediately prior to the grant date (or, if the common shares did not trade on the TSX, the simple average of the high and low trading prices of the common shares on the NYSE during such 5-day trading period, or if the common shares did not trade on the TSX or NYSE, the simple average of the high and low trading prices of the common shares on a stock exchange in Canada where the common shares are listed during such 5-day period, or if the common shares do not trade on any such stock exchange, the simple average of the bid and ask prices of the common shares on the TSX during such 5-day trading period). RSU vesting dates are specified in the RSU Plan. RSUs vest on December 31 (or the last business day) of the third calendar year following the year in respect of which the RSUs were granted. RSUs can vest on an earlier date than the vesting date as determined by the Compensation Committee in its sole discretion (for directors and officers) or the Chief Executive Officer in his sole discretion (for employees). The value of dividends declared on non-vested RSUs are paid to the participant as a lump-sum amount upon the vesting of the RSUs. Once vested, the common shares purchased by a third-party administrative agent on the open market underlying the RSUs are transferred to a participant’s vested RSU account (net of applicable tax) and may be sold at the request of the participant. The common shares sold by the administrative agent for tax purposes at the time of vesting are sold automatically by the administrative agent without the instructions or direction of the participant and, where required, the sale transaction is reported by the participant in accordance with applicable disclosure requirements at the time of the transaction.
If a participant’s employment with the Company terminates as a result of a change of control or within a 12-month period following a change of control, the participant’s RSUs vest immediately. If a participant’s employment is terminated for cause (as defined in the RSU Plan), the participant immediately forfeits all rights in respect of any non-vested RSUs. If a participant’s employment is terminated without cause, or if the participant retires, dies while in the service of the Company or becomes disabled and is terminated by the Company due to such disability, or if the participant is a director who resigns from the Board of Directors, the participant’s non-vested RSUs vest immediately. If a participant (who is not a director) resigns from the service of the Company, the participant immediately forfeits all rights in respect of any non-vested RSUs, unless otherwise determined by the Compensation Committee (for officers) or the Chief Executive Officer (for employees).
In the event of a change of control of the Company, the RSU Plan requires the acquiring or surviving entity to assume all outstanding RSUs or substitute similar share units for the outstanding RSUs. If the acquiring or surviving entity fails to do so or if the Compensation Committee otherwise determines in its sole discretion, the RSU Plan will terminate and all outstanding RSUs will be deemed to be vested.
Except as required by law or marriage breakdown orders or agreements, the rights of a participant under the RSU Plan are non-transferrable. The rights and obligations of the Company under the RSU Plan may be assigned by the Company to a successor in the business of the Company, to any corporation resulting from any amalgamation, reorganization, combination, merger or arrangement of the Company or to any corporation acquiring all or substantially all of the assets or business of the Company. In the event of a merger, consolidation, spin-off or other distribution other than normal distributions to the Company’s shareholders, the Board of Directors may in its sole discretion adjust the number or type of shares on which the RSUs are based or the number of RSUs granted to participants.
PSU Plan
The PSU Plan was established by the Company to assist in the retention of the Company’s senior officers by providing non-dilutive common shares to reward the performance of senior officers and align the performance of senior officers with the Company’s shareholders. Grants of PSUs are determined by the Compensation Committee. Where the grant of PSUs is given as a dollar value, the number of PSUs awarded to a participant is determined by dividing the dollar value by the “Market Price” on the grant date. For the purposes of the PSU Plan, the “Market Price” is the simple average of the high and low trading prices of the Company’s common shares on the TSX for the 5-day trading period immediately prior to the grant date (or, if the common shares did not trade on the TSX, the simple average of the high and low trading prices of the common shares on the NYSE during such 5-day trading period, or if the common shares did not trade on the TSX or NYSE, the simple average of the high and low trading prices of the common shares on a stock exchange in Canada where the common shares are listed during such 5-day period, or if the common shares do not trade on any such stock exchange, the simple average of the bid and ask prices of the common shares on the TSX during such 5-day trading period). The value of dividends declared on non-vested PSUs (to a maximum amount of the initial PSU grant) are paid to the participant as a lump-sum payment upon the vesting of the PSUs. Once vested, the common shares purchased by a third-party administration agent on the open market underlying the PSUs are transferred to a participant’s vested PSU account (net of applicable tax) and may be sold at the request of the participant. The common shares sold by the administrative agent for tax purposes at the time of vesting are sold automatically by the administrative agent without the instructions or direction of the participant and, where required, the sale transaction is reported by the participant in accordance with applicable disclosure requirements at the time of the transaction.
PSUs vest on December 31 (or the last business day) of the third calendar year following the year in respect of which the PSUs were granted. After November 20 in the year of vesting, the Compensation Committee determines the “Performance Measurement” that will apply to the PSUs vesting on December 31 of such year. The “Performance Measurement” in respect of PSUs is determined by the Compensation Committee based on the following four factors: (1) “Relative Total Shareholder Return Rank”, calculated by (a) adding (i) the volume weighted average trading price of the Company’s common shares on the TSX (or, if the common shares did not trade on the TSX, such other public stock exchange on which the common shares are listed with the greatest volume of trading) for the 5-day trading period immediately preceding the last trading day before November 20 of the year of vesting and (ii) the total value of dividends paid by the Company per common share between January 1 of the year of grant and November 20 of the year of vesting, and (b) dividing the sum of (i) and (ii) by the volume weighted average trading price of the Company’s common shares on the TSX (or, if the common shares did not trade on the TSX, such other public stock exchange on which the common shares are listed with the greatest volume of trading) for the 5-day trading period immediately preceding January 1 of the year of grant; (2) “Relative Multiple to NAV Rank”, defined as the premium (or discount) at which a stock is valued in relation to its net asset value (calculated as the value of a company’s assets less the value of its liabilities); (3) “Production”, determined based on the Company’s actual production for a calendar year as a percentage of the annual guidance for production published in the Company’s February news release reporting its fourth quarter and year-end performance for the preceding year; and (4) “All-In Sustaining Costs”, determined based on the Company’s actual all-in sustaining costs for a calendar year as a percentage of the annual guidance for all-in sustaining costs published in the Company’s February news release reporting its fourth quarter and year-end performance for the preceding year. The Relative Total Shareholder Return Rank and the Relative Multiple to NAV Rank are measured against a 18-company peer group, which may be modified by the Compensation Committee from time to time. Each of the Relative Total Shareholder Return Rank and the Relative Multiple to NAV Rank account for 37.5% of the Performance Measurement, and each of the Production and All-In Sustaining Costs metrics account for 12.5% of the Performance Measurement. On the basis of the Performance Measurement, potential payout ranges from a minimum of 0% to a maximum of 200% of the initial PSU grant. Notwithstanding the relative rank of the Company within the Relative Total Shareholder Return Rank, should the absolute total shareholder return for the Company be negative, the PSU award for this this metric would be capped at a maximum amount of 100%.
If a participant’s employment with the Company terminates as a result of a change of control or within a 12-month period following a change of control, the participant’s PSUs vest immediately. If a participant’s employment is terminated for cause (as defined in the PSU Plan), the participant immediately forfeits all rights in respect of any non-vested PSUs. If a participant retires or dies while in the service of the Company, the participant’s non-vested PSUs vest immediately based on target performance. If a participant becomes disabled and is terminated by the Company due to such disability, the participant’s non-vested PSUs will continue to vest following the participant’s termination date. If a participant’s employment is terminated without cause or if a participant resigns from the service of the Company, the participant forfeits all rights in respect of any non-vested PSUs, unless otherwise determined by the Compensation Committee.
In the event of a change of control of the Company, the PSU Plan requires the acquiring or surviving entity to assume all outstanding PSUs or substitute similar share units for the outstanding PSUs. If the acquiring or surviving entity fails to do so or if the Compensation Committee otherwise determines in its sole discretion, the PSU Plan will terminate and all outstanding PSUs will be deemed to be vested.
Except as required by law or marriage breakdown orders or agreements, the rights of a participant under the PSU Plan are non-transferrable. The rights and obligations of the Company under the PSU Plan may be assigned by the Company to a successor in the business of the Company, to any corporation resulting from any amalgamation, reorganization, combination, merger or arrangement of the Company or to any corporation acquiring all or substantially all of the assets or business of the Company. In the event of a merger, consolidation, spin-off or other distribution other than normal distributions to the Company’s shareholders, the Board of Directors may in its sole discretion adjust the number or type of shares on which the PSUs are based or the number of PSUs granted to participants.
Stock Option Plan
Under the Stock Option Plan, Options to purchase common shares may be granted to officers, employees and consultants of the Company. The exercise price of Options granted may be denominated in Canadian dollars or United States dollars, and is determined by the Board of Directors, but generally may not be less than the closing market price for the common shares of the Company on the TSX (for Options with an exercise price denominated in Canadian dollars) or the NYSE (for Options with an exercise price denominated in United States dollars) on the trading day prior to the date of grant. The maximum term of Options granted under the Stock Option Plan is five years and the maximum number of Options that can be issued in any year is 2% of the Company’s outstanding common shares. In addition, a maximum of 25% of the Options granted in an Option grant vest upon 30 days after the date granted with the remaining Options vesting equally on the next three anniversaries of the Option grant date. The number of common shares which may be reserved for issuance to any one person pursuant to Options

(under the Stock Option Plan or otherwise), warrants, share purchase plans or other compensation arrangements may not exceed 5% of the outstanding common shares. Additionally, the number of common shares which may be issuable to insiders of the Company pursuant to Options (under the Stock Option Plan or otherwise), warrants, share purchase plans or other compensation arrangements, at any time, cannot exceed 10% of outstanding common shares and the number of common shares issued to insiders of the Company pursuant to Options (under the Stock Option Plan or otherwise), warrants, share purchase plans or other compensation arrangements, within any one year period, cannot exceed 10% of the outstanding common shares.
The Stock Option Plan provides for the termination of an Option held by an Option holder in the following circumstances:
•
the Option expires (which must be no later than five years after the Option was granted);

•
30 days after the Option holder ceases to be an employee, officer or consultant to the Company or any subsidiary of the Company; and

•
twelve months after the death of the Option holder.

An Option granted under the Stock Option Plan may only be assigned to eligible assignees, including a spouse, a minor child, a minor grandchild, a trust governed by a registered retirement savings plan of such participant, a corporation controlled by such participant and of which all other shareholders are eligible assignees or a family trust of which such participant is a trustee and of which all beneficiaries are eligible assignees. Assignments must be approved by the Board of Directors and any stock exchange or other authority.
The Board of Directors may amend or revise the terms of the Stock Option Plan without the approval of shareholders as permitted by law and subject to any required approval by any stock exchange or other authority, including amendments of a “housekeeping” nature, amendments necessary to comply with applicable law (including, without limitation, the rules, regulations and policies of the TSX), amendments respecting administration of the Stock Option Plan (provided such amendment does not entail an extension beyond the original expiry date), any amendment to the vesting provisions of the Stock Option Plan or any Option, any amendment to the early termination provisions of the Stock Option Plan or any Option, whether or not such Option is held by an insider (provided such amendment does not entail an extension beyond the original expiry date), the addition or modification of a cashless exercise feature, amendments necessary to suspend or terminate the Stock Option Plan and any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX). No amendment or revision to the Stock Option Plan which adversely affects the rights of any Option holder under any Option granted under the Stock Option Plan can be made without the consent of the Option holder whose rights are being affected.
In addition, no amendments to the Stock Option Plan to increase the maximum number of common shares reserved for issuance, to reduce the exercise price for any Option, to extend the term of an Option, to increase any limit on grants of Options to insiders of the Company, to amend the designation of who is an eligible participant or eligible assignee or to grant additional powers to the Board of Directors to amend the Stock Option Plan or entitlements can be made without first obtaining the approval of the Company’s shareholders. In response to a TSX staff notice regarding amendments to security based compensation arrangements, the Stock Option Plan was amended in 2007 such that where the Company has imposed a blackout period that falls within ten trading days of the expiry of an Option, such Option’s expiry date shall be the tenth day following the termination of the blackout period. The Stock Option Plan does not expressly entitle participants to convert an Option into a stock appreciation right.
Under the Stock Option Plan, only eligible persons who are not officers of the Company are entitled to receive loans (on a non-recourse or limited recourse basis or otherwise), guarantees or other support arrangements from the Company to facilitate Option exercises. During 2021, no loans, guarantees or other financial assistance were provided under the Stock Option Plan.
The total number of common shares available for issuance under the Stock Option Plan is 35,700,000 and 28,858,859 common shares have been issued in connection with the exercise of Options since the inception of the Stock Option Plan, representing 14.65% and 11.84% of the Company’s 243,695,359 common shares issued and outstanding as of March 22, 2021.
The number of common shares currently available for issuance under the Stock Option Plan is 9,183,627 common shares (comprised of 5,734,586 common shares relating to Options issued but unexercised and 3,449,041 common shares relating to Options available to be issued), representing 2.02% of the Company’s 455,586,677 common shares issued and outstanding as at March 21, 2022.
The following table sets out the value vested during the most recently completed financial year of the Company of incentive plan awards granted to the Named Executive Officers.
Incentive Plan Awards Table — Value Vested or Earned During Fiscal Year 2021
Name	Option-Based Awards — Value Vested During the Year(1)	Share-Based Awards — Value Vested During the Year(2)	Non-Equity Incentive Plan Compensation — Value Earned During the Year(3)
	($)	($)	($)
Sean Boyd(4)	nil	5,360,418	3,191,200
David Smith	764,256	1,929,751	518,570
Ammar Al-Joundi(5)	nil	3,484,272	877,580
Jean Robitaille	611,861	1,393,709	438,790
Marc Legault	585,751	1,286,500	319,120

(1)
For Messrs. Smith, Robitaille and Legault, the amounts shown represent the awarded Options that vested in 2021; the value is calculated as the number of Options that vested multiplied by the price of the common shares of the Company on the TSX on the relevant vesting dates being C$96.21 (January 4, 2021) and C$87.80 (February 4, 2021), less the applicable exercise price for such Options. The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2021 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7978.

(2)
Represents RSUs and PSUs that vested in 2021; the value is calculated as the number of RSUs and PSUs that vested in 2021 multiplied by C$67.19 (the price of the common shares of the Company on the TSX at the time of vesting). The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2021 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7978.

(3)
These payments were made in Canadian dollars and are reported in U.S. dollars. The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2021 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7978.

(4)
Mr. Boyd does not receive Options.

(5)
Mr. Al-Joundi does not receive Options.

The following table compares the value of total direct compensation awarded to Mr. Boyd, the Company’s Chief Executive Officer at December 31, 2021, for each of the past five years to the realized and realizable value as at December 31, 2021. The difference between the “Total Direct Compensation Awarded” and the “Realized Value” represents (i) changes in the value of the Company’s common shares in the case of RSUs and PSUs; and (ii) the “Performance Measurement” in the case of PSUs. As the Performance Measurement is measured over a period of approximately three years, the total shareholder return in any given year is not directly comparable. However, the average difference in total direct compensation awarded to Mr. Boyd as compared to realized value over the five-year period set out below (at 11%) relates closely to average total shareholder return over that same period (at 9%), showing strong alignment with shareholders.
CEO Look Back Table
	Compensation Realized and Realizable as at December 31, 2021
Year	Total Direct Compensation Awarded(1)	Realized Value(2)	Difference	TSR
	($)	($)	(%)	(%)
2017	9,707,835	13,315,568	37	11
2018	9,510,275	12,588,275	32	(12)
2019	9,270,620	11,805,367	27	54
2020	10,587,443	11,311,971	7	16
2021	12,519,662	10,582,205	(15)	(25)
Average			11	9

(1)
Includes base salary, grant date fair value of share based awards, annual incentive plan awards, pension value and all other compensation, in each case as disclosed in the Company’s previous management information circulars.

(2)
Includes base salary (realized), value at vesting for share based awards (realized), annual incentive plan awards (realized), pension value (realized), all other compensation (realized) and the value of outstanding unvested share based awards (realizable).

In 2021, Mr. Smith (Messrs. Boyd and Al-Joundi do not receive Options and Messrs. Robitaille and Legault did not exercise any options) exercised Options to receive notional proceeds of, in aggregate, $488,337; the Company received proceeds from the exercise of these Options of $925,783. These amounts were originally denominated in Canadian dollars and were converted to U.S. dollars using the average of the daily 2021 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7978.
The following table sets out information on the Options exercised by the Named Executive Officers in 2021 (Messrs. Boyd and Al-Joundi do not receive Options).
Options Exercised in 2021
Name	Number of Options Exercised	Option Exercise Price(1)	Share Price on Exercise Date(2)	Notional Proceeds(3)
	(#)	(C$)	(C$)	($)
Sean Boyd	—	—	—	—
David Smith	10,500	58.04	84.05	217,883
	10,000	55.10	89.00	270,454
Ammar Al-Joundi	—	—	—	—
Jean Robitaille	—	—	—	—
Marc Legault	—	—	—	—

(1)
Option exercise price amounts are in Canadian dollars.

(2)
The share price on exercise date amounts are in Canadian dollars, and represent the average share price realized for all exercises of such grant of options.

(3)
The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2021 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7978.

The following table sets out the outstanding Option and Share-Based awards of the Named Executive Officers as at December 31, 2021 (Messrs. Boyd and Al-Joundi do not receive Options).
Outstanding Incentive Plan Awards Table
	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price(1)	Option Expiration Date	Value of Unexercised In-The-Money Options(2)	Number of Shares or Units of Shares that have not Vested(3)	Market or Payout Value of Share Based Awards that have not Vested(4)	Market or Payout Value of Vested Share Based Awards not Paid Out or Distributed
	(#)	(C$)		($)	(#)	($)	($)
Sean Boyd	—	—	—	—	200,001	10,720,890	nil
David Smith	10,000	55.10	1/2/2024	96,454	52,000	2,787,417	nil
	27,000	79.98	1/3/2025	nil
	36,000	89.59	1/5/2026	nil
Ammar Al-Joundi	—	—	—	—	130,000	6,968,544	nil
Jean Robitaille	30,000	56.45	1/3/2022	257,051	40,000	2,144,167	nil
	34,000	58.04	1/2/2023	248,196
	32,000	55.10	1/2/2024	308,653
	28,000	79.98	1/3/2025	nil
	28,000	89.59	1/5/2026	nil
Marc Legault	20,000	56.45	1/3/2022	171,367	36,000	1,929,751	nil
	17,000	58.04	1/2/2023	124,098
	22,500	55.10	1/2/2024	217,022
	20,000	79.98	1/3/2025	nil
	25,000	89.59	1/5/2026	nil

(1)
Option exercise price amounts are in Canadian dollars.

(2)
Based on the closing price of the Company’s common shares on the TSX of C$67.19 on December 31, 2021, less the applicable exercise price for such Options. The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2021 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7978.

(3)
This amount includes RSUs and PSUs in respect of each of the Named Executive Officers as follows: Mr. Boyd (100,001 RSUs and 100,000 PSUs), Mr. Smith (26,000 RSUs and 26,000 PSUs), Mr. Al-Joundi (65,000 RSUs and 65,000 PSUs), Mr. Robitaille (20,000 RSUs and 20,000 PSUs) and Mr. Legault (18,000 RSUs and 18,000 PSUs).

(4)
Based on the closing price of the Company’s common shares on the TSX of C$67.19 on December 31, 2021. The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2021 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7978.

The following table sets out, as at March 21, 2022, compensation plans under which equity securities of the Company are authorized for issuance from treasury. The information has been aggregated by plans approved by shareholders and plans not approved by shareholders (of which there are none).
Equity Compensation Plan Information
Plan Category	Number of securities to be issued on exercise of outstanding options	Weighted average exercise price of outstanding options (C$)	Weighted average remaining term of outstanding options	Number of securities remaining available for future issuances under equity compensation plans	Number of equity awards outstanding other than stock options
Equity compensation plans approved by shareholders	5,734,586(1)	73.44 (2)	3.31 years(3)	3,821,643 (4)	nil(5)
Equity compensation plans not approved by shareholders	nil	nil	nil	nil	nil

(1)
As at December 31, 2021, the number of securities to be issued on exercise of outstanding Options was 4,482,941 (1.83%) of the issued and outstanding common shares as of December 31, 2021).

(2)
As at December 31, 2021, the weighted average exercise price of outstanding Options was C$74.43.

(3)
As at December 31, 2021, the weighted average remaining term of outstanding Options was 2.31 years.

(4)
This number includes the common shares available for issuance as at March 21, 2022 under the Stock Option Plan (3,449,041) and the Incentive Share Purchase Plan (372,602). As at December 31, 2021, the number of securities remaining available for future issuances under all equity compensation plans was 5,441,350, which included the common shares available for issuance under the Stock Option Plan (5,068,748, representing 207% of the issued and outstanding common shares as of December 31, 2021), and the Incentive Share Purchase Plan (372,602, representing 0.15% of the issued and outstanding common shares as of December 31, 2021).

(5)
As at December 31, 2021, there were no outstanding equity awards other than Options.

Incentive Share Purchase Plan
In 1997, the shareholders of the Company approved the Incentive Share Purchase Plan to encourage directors, officers and full-time employees of the Company to purchase common shares of the Company. In 2009, the Incentive Share Purchase Plan was amended to prohibit non-executive directors from participating in the plan. Full-time employees who have been continuously employed by the Company or its subsidiaries for at least twelve months are eligible at the beginning of each fiscal year to elect to participate in the Incentive Share Purchase Plan. Eligible employees may contribute up to 10% of their prior-year base annual salary through monthly payroll deductions or quarterly payments by cheque. The Company makes a matching contribution equal to no more than 50% of the participant’s contributions to the Incentive Share Purchase Plan. On March 31, June 30, September 30 and December 31 of each year (or if such day is not a business day, on the immediately following business day), the Company issues common shares to each participant equal in value to the total contributions on the participant’s behalf under the Incentive Share Purchase Plan (i.e., participant and Company contributions) converted into common shares at the “Market Price” on the date of issuance (rounded down to the lowest number of whole common shares). For the purposes of the Incentive Share Purchase Plan, the “Market Price” is the simple average of the high and low trading prices of the Company’s common shares on the TSX for the 5-day trading period immediately prior to the issuance date (or, if the common shares did not trade on the TSX, the simple average of the high and low trading prices of the common shares on the NYSE during such 5-day trading period, or if the common shares did not trade on the TSX or NYSE, the simple average of the high and low trading prices of the common shares on a stock exchange in Canada where the common shares are listed during such 5-day period, or if the common shares do not trade on any such stock exchange, the simple average of the bid and ask prices of the common shares on the TSX during such 5-day trading period). Other than as set out above, there is no limit to the participation of insiders in the Incentive Share Purchase Plan.
There is a one-year restricted period during which the participant is not permitted to sell, transfer or otherwise dispose of the common shares acquired through the Incentive Share Purchase Plan. During the one-year restricted period, participants will have the right to: (i) exercise the votes attached to the participant’s common shares, (ii) all cash dividends declared and paid in respect of the participant’s common shares, and (iii) transfer, sell or tender any or all of the participant’s common shares pursuant to a bona fide third-party take-over bid. The one-year restricted period commences on the date the common shares are issued to the participant under the Incentive Share Purchase Plan. The Chief Executive Officer has discretion to waive the one-year restricted period in respect of the common shares issued under the Incentive Share Purchase Plan held by all participants other than the Chief Executive Officer. The Compensation Committee has discretion to waive the one-year restricted period in respect of the common shares issued under the Incentive Share Purchase Plan held by the Chief Executive Officer. All benefits and rights accruing to any participant pursuant to the Incentive Share Purchase Plan shall not be transferrable unless provided under the Incentive Share Purchase Plan. All restrictions on the sale, transfer or other disposal of common shares issued under the Incentive Share Purchase Plan immediately lapse on termination of employment or death. The one-year restricted period for common shares acquired through the Incentive Share Purchase Plan is not applicable to U.S. participants.
A participant’s participation in the Incentive Share Purchase Plan ceases on termination of employment (whether voluntary or involuntary) or in the event of the death of the participant. The Incentive Share Purchase Plan permits the Chief Executive Officer to grant permission to participants (other than the Chief Executive Officer) to withdraw from the Incentive Share Purchase Plan during a plan year for which the participant has elected to participate. The Compensation Committee has the ability to grant permission to the Chief Executive Officer to withdraw from the Incentive Share Purchase Plan in a plan year for which the Chief Executive Officer has elected to participate. In the event of a subdivision, consolidation or reclassification of the Company’s common shares or other capital adjustment, the number of common shares reserved for issuance under the Incentive Share Purchase Plan may be adjusted accordingly and any other adjustments may be made as deemed necessary or reasonable by the Compensation Committee.
Examples of amendments to the Incentive Share Purchase Plan that require shareholder approval include: (i) amendments to the amending provisions; (ii) amendments to increase the maximum number of common shares reserved for issuance under the Incentive Share Purchase Plan; (iii) amendments to the contribution limits for participants; and (iv) amendments to the contribution limits for the Company. Examples of amendments that may be made by the Compensation Committee without shareholder approval include, but are not limited to: (i) amendments to ensure continuing compliance with applicable laws and regulations; (ii) amendments of a housekeeping nature; (iii) amendments to change the class of participants eligible to participate in the Incentive Share Purchase Plan; (iv) amendments to change the terms of any financial assistance provided to participants; and (v) amendments to change the restrictions on the sale, transfer or other disposal of common shares.
The Company may provide loans to participants (excluding directors and officers of the Company) to facilitate the purchase of common shares by the participant under the Incentive Share Purchase Plan. Each loan is evidenced by a promissory note with a maximum term of ten years. Each loan will become due and payable on the earliest of: (i) the maturity date of the loan; (ii) the second anniversary of the participant’s termination of employment; and (iii) the date the participant becomes a director or officer of the Company. The common shares purchased by the participant under the Incentive Share Purchase Plan are pledged as security for the amounts loaned by the Company to the participant. During 2021, no loans were provided under the Incentive Share Purchase Plan.
In 2019, the shareholders of the Company approved an amendment to the Incentive Share Purchase Plan to increase the number of common shares available under such plan to 8,100,000 common shares. Of the 8,100,000 common shares approved, the Company has, as at March 21, 2022, 372,602 common shares remaining for issuance under the Incentive Share Purchase Plan, representing 0.08% of the common shares issued and outstanding as of March 21, 2022. At the Meeting, shareholders will be asked to consider an ordinary resolution (attached to this Circular as Appendix B) to approve an increase in common shares reserved for issuance under the Incentive Share Purchase Plan by 1,500,000 common shares. If this resolution is approved, the number of common shares available for issuance in the future will be 1,872,602, representing 0.41% of the 455,586,677 common shares issued and outstanding as at March 21, 2022.

Pension Plan Benefits
The Company’s basic defined contribution pension plan (the “Basic Plan”) provides pension benefits to employees of the Company generally, including the Named Executive Officers. Under the Basic Plan, the Company contributes an amount equal to 5% of each employee’s pensionable earnings (including salary and annual incentive compensation) to the Basic Plan. The Company’s contributions cannot exceed the money purchase limit, as defined in the Income Tax Act (Canada). Upon termination of employment, the Company’s contribution to the Basic Plan ceases and the participant is entitled to a pension benefit in the amount of the account balance under the Basic Plan. Contributions to the Basic Plan are invested in a variety of funds offered by the plan administrator, at the direction of the participant.
In addition to the Basic Plan, effective January 1, 2008, in line with the Company’s compensation policy that compensation must be competitive in order to help attract and retain the executives with the skills and talent needed to lead and grow the Company’s business and to address the weakness of the Company’s retirement benefits when compared to its peers in the gold production industry, the Company adopted a supplemental defined contribution plan (the “Supplemental Plan”) for executives at the level of Vice-President or above. On December 31 of each year, the Company credits each executive’s account an amount equal to 15% of the executive’s pensionable earnings for the year (including salary and annual incentive compensation), less the Company’s contribution to the Basic Plan. In addition, on December 31 of each year, the Company will credit each executive’s account a notional investment return equal to the balance of such executive’s account at the beginning of the year multiplied by the greater of (i) the yield rate for Government of Canada marketable bonds with average yields over ten years and (ii) zero percent. Upon retirement, after attaining the minimum age of 55, the executive’s account will be paid out in either: (a) five annual installments subsequent to the date of retirement, or (b) by way of lump sum payment, at the executive’s option. If the executive’s employment is terminated prior to reaching the age of 55, such executive will receive, by way of lump sum payment, the total amount credited to his or her account.
The individual Retirement Compensation Arrangement Plan (the “Executives Plan”) for Mr. Boyd provides pension benefits which are generally equal (on an after-tax basis) to what the pension benefits would be if they were provided directly from a registered pension plan. There are no pension benefit limits under the Executives Plan. The Executives Plan provides an annual pension at age 60 equal to 2% of Mr. Boyd’s final three-year average pensionable earnings (less the annual pension payable under the Basic Plan in each of the final three years) times the number of years of continuous service with the Company. The pensionable earnings for the purposes of the Executives Plan consists of all basic remuneration and do not include benefits, bonuses, automobile or other allowances, or unusual payments. Payments under the Executives Plan are secured by a letter of credit from a Canadian chartered bank. The Company does not have a policy to grant extra years of service under its pension plans.
The following table sets out the benefits to Mr. Boyd and the associated costs to the Company in excess of the costs under the Company’s Basic Plan.
Defined Benefit Plan Table(1)
Name	Number of Years of Service(2)	Annual Benefits Accrued		Accrued Obligation at the Start of the Year(3)	Compensatory Change(4)	Non- Compensatory Change(5)	Accrued Obligation at Year End(6)
		At Year End(2)	Benefit payable at 65
	(#)	($)	($)	($)	($)	($)	($)
Sean Boyd	36	1,005,547	1,052,059	18,281,029	513,783	1,406,761	17,388,051

(1)
These amounts are initially provided in Canadian dollars and then converted into U.S. dollars using the average of the daily 2021 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7978.

(2)
As at December 31, 2021.

(3)
The actuarial valuation methods and assumptions that the Company applied in quantifying the accrued obligation at the start of the year are the same as those set out in note 16 to the Company’s annual audited consolidated financial statements for the year ended December 31, 2021.
(4)
Includes the value of the pension earned during the year, the impact of any plan amendments and of any differences between actual and assumed compensation.

(5)
Includes the impact of interest accruing on the beginning-of-year obligation and changes in the actuarial assumptions and other experience gains and losses.

(6)
The actuarial valuation methods and assumptions that the Company applied in quantifying the accrued obligation at year end are the same as those set out in note 16 to the Company’s annual audited consolidated financial statements for the year ended December 31, 2021.

The following tables set out summary information about the Basic Plan and the Supplemental Plan for each of the Named Executive Officers as at December 31, 2021.
Defined Contribution Plan Table — Basic Plan(1)
Name	Accumulated Value at Start of Year	Compensatory(2)	Non- Compensatory(3)	Accumulated Value at Year End
	($)	($)	($)	($)
Sean Boyd	869,046	23,304	90,456	982,895
David Smith	457,352	23,304	69,048	549,704
Ammar Al-Joundi	159,758	23,304	14,546	197,625
Jean Robitaille	710,133	23,304	58,856	792.293
Marc Legault	543,027	23,304	33,549	599,879

(1)
These amounts are initially provided in Canadian dollars and then converted into U.S. dollars using the average of the daily 2021 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7978.

(2)
Includes the total amount contributed by the Company to the member’s account during 2021.

(3)
Includes all investment income earned on the member’s account balances during 2021.

Defined Contribution Plan Table — Supplemental Plan(1)
Name	Accumulated Value at Start of Year	Compensatory(2)	Non- Compensatory(3)	Accumulated Value at Year End
	($)	($)	($)	($)
Sean Boyd(4)	nil	nil	nil	nil
David Smith	1,302,499	141,139	22,794	1,466,432
Ammar Al-Joundi	1,159,775	221,916	20,296	1,401,988
Jean Robitaille	1,113,961	114,213	19,494	1,247,668
Marc Legault	834,112	82,542	14,597	931,251

(1)
These amounts are initially provided in Canadian dollars and then converted into U.S. dollars using the average of the daily 2021 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7978.

(2)
Includes the total amount notionally credited by the Company to the member’s account during 2021. There was no above market investment income credited under the Supplemental Plan.

(3)
Includes all investment income earned on the member’s notional account balances during 2021.

(4)
Mr. Boyd does not participate in the Supplemental Plan.

Employment Contracts/Termination Arrangements
The Company has employment agreements with all of its executives that provide for an annual base salary, discretionary bonus and certain pension, health, dental and other insurance and automobile benefits. These amounts may be increased at the discretion of the Board of Directors upon the recommendation of the Compensation Committee. For the 2021 base salary for each Named Executive Officer, see “Summary Compensation Table” above. If the individual agreements are terminated other than for cause, death or disability, or upon their resignation following certain events, all of the Named Executive Officers would be entitled to a payment equal to two times their annual base salary at the date of termination plus an amount equal to two times their annual incentive compensation (averaged over the preceding two years, but not including Options, RSUs or PSUs) and a continuation of benefits for up to two years (or, at the election of the employee, the amount equal to the Company’s cost in providing such benefits) or until the individual commences new employment. Termination payments for each NEO are the same in all such circumstances. Certain events that would trigger a severance payment are:
•
termination of employment without cause;

•
substantial alteration of responsibilities;

•
reduction of base salary or benefits;

•
office relocation of greater than 100 kilometres;

•
failure to obtain a satisfactory agreement from any successor to assume the individual’s employment agreement or provide the individual with a comparable position, duties, salary and benefits; or

•
any change in control of the Company.

If a severance payment triggering event had occurred on December 31, 2021, the severance payments that would be payable to each of the Named Executive Officers, would be approximately as follows (assuming in each case that the Named Executive Officer elects to receive a continuation of benefits): Mr. Boyd — $8,938,310; Mr. Smith — $2,141,255; Mr. Al-Joundi — $3,138,800; Mr. Robitaille — $1,731,580; and Mr. Legault — $1,403,899. These amounts were initially calculated in Canadian dollars and then converted into U.S. dollars using the average of the daily 2021 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7978; these amounts would be the same for each termination event outlined in this section.
Succession Planning
The Company continually evaluates succession plans for its executive management team and takes pro-active steps to ensure potential succession candidates have the requisite skills and experience to transition to new roles. In addition to the formal succession planning activities described below, this also includes inviting potential successors to formal Board of Directors or Committee meetings where they make presentations and engage in discussions with directors and encouraging them to attend informal social functions where they may interact with directors in a more relaxed setting. This allows directors to make a comprehensive assessment of such candidates.
The Chief Executive Officer prepares succession planning reports on executive management team members and discusses succession matters in in camera sessions with the Compensation Committee and the Board of Directors. The Board of Directors is responsible for:
(a)
ensuring there is an orderly succession plan for the position of the Chief Executive Officer;

(b)
reviewing and approving the Chief Executive Officer’s succession planning report for each of his direct reports and the executive management team;

(c)
ensuring the succession plan includes a process that would respond to an emergency situation which required an immediate replacement of the incumbent Chief Executive Officer or any of his direct reports; and

(d)
ensuring that the Chief Executive Officer has a succession planning process in place for other members of executives in key positions.

Indebtedness of Directors and Officers
There is no outstanding indebtedness to the Company by any of its officers or directors. The Company’s policy is not to make any loans to directors or officers.

Additional Items
Corporate Governance
Under the rules of the CSA, the Company is required to disclose information relating to its system of corporate governance. The Company’s corporate governance disclosure is set out in Appendix A to this Circular. In addition to describing the Company’s governance practices with reference to the CSA rules, Appendix A to this Circular indicates how these governance practices align with the requirements of the SEC regulations under SOX and the standards of the NYSE.
Directors’ and Officers’ Liability Insurance
The Company has purchased, at its expense, directors’ and officers’ liability insurance policies to provide insurance against possible liabilities incurred by its directors and officers in their capacity as directors and officers of the Company. The premium for these policies for the period from December 31, 2020 to December 31, 2021 was C$5.4 million. The policies provide coverage of up to C$190 million per occurrence to a maximum of C$190 million per annum in circumstances where the Company may not indemnify its directors and officers for their acts or omissions, subject to certain deductibles and sub limits. There is no deductible for directors and officers, a C$7.5 million deductible for each claim made by the Company.
Additional Information
The Company is a reporting issuer under the securities acts of each of the provinces and territories of Canada and a registrant under the United States Securities Exchange Act of 1934 and is therefore required to file certain documents with various securities commissions. Additional financial information for the Company’s most recently completed financial year is provided in the Audited Annual Financial Statements and Management’s Discussion and Analysis referred to below. To obtain a copy of any of the following documents, please contact the Vice-President, Investor Relations:
•
the Company’s most recent Annual Information Form;

•
the Company’s Audited Annual Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2021;

•
any interim financial statements of the Company subsequent to the financial statements for the year ended December 31, 2021; and

•
this Management Information Circular.

Alternatively, these documents may be viewed at the Company’s website at www.agnicoeagle.com, on the SEDAR website at www.sedar.com or on the EDGAR website at www.sec.gov.
Information concerning the Company’s Audit Committee that is required to be provided by National Instrument 52-110F1, can be found in the Company’s Annual Information Form under the heading “Audit Committee” as well as in Schedule “A” to the Annual Information Form.
General
Management knows of no matters to come before the Meeting other than matters referred to in this Circular. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the person or persons voting the proxy.

Directors’ Approval
The Board of Directors of the Company has approved the content and sending of this Management Information Circular.
March 21, 2022

Christopher Vollmershausen Executive Vice-President, Legal, General Counsel & Corporate Secretary

APPENDIX A
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
The Board and management closely follow the developments in corporate governance requirements and best practices standards in both Canada and the United States. As these requirements and practices have evolved, the Company has responded in a positive and proactive way by assessing its practices against these requirements and modifying, or targeting for modification, its practices to bring them into compliance with these corporate governance requirements and, where appropriate, best practices standards. The Company revises, from time to time, the Board Mandate and the charters of the various committees to reflect new and evolving corporate governance requirements and what it believes to be best practices standards in Canada and the United States.
The Board believes that effective corporate governance contributes to improved corporate performance and enhanced shareholder value. The Company’s governance practices reflect the Board’s assessment of the governance structure and process which can best serve to realize these objectives in the Company’s particular circumstance. The Company’s governance practices are subject to review and evaluation through the Board’s Corporate Governance Committee to ensure that, as the Company’s business evolves, changes in structure and process necessary to ensure continued good governance are identified and implemented.
The Company is required under the rules of the CSA to disclose its corporate governance practices and provide a description of the Company’s system of corporate governance. This Statement of Corporate Governance Practices has been prepared by the Board’s Corporate Governance Committee and approved by the Board.
Board of Directors
Director Independence
The Board currently consists of twelve directors. The Board has made an affirmative determination that ten of the twelve directors to be considered for election at the Meeting are “independent” within the meaning of the CSA rules and the standards of the New York Stock Exchange. With the exception of Mr. Boyd and Mr. Al Joundi, all directors are independent of management. All directors are free from any interest or any business that could materially interfere with their ability to act as a director with a view to the best interests of the Company. In reaching this determination, the Board considered the circumstances and relationships with the Company and its affiliates of each of its directors. In determining that all directors except Mr. Boyd and Mr. Al Joundi are independent, the Board took into consideration the facts that none of the remaining directors is an officer or employee of the Company or party to any material contract with the Company and that none receives remuneration from the Company other than directors’ fees and RSU grants for service on the Board. Mr. Boyd and Mr. Al Joundi are considered related because they are each an officer of the Company.
The Board may meet independently of management at the request of any director or may excuse members of management from all or a portion of any meeting where a potential conflict of interest arises or where otherwise appropriate. The Board also meets without management before and/or after each Board meeting, including after each Board meeting held to consider interim and annual financial statements. In 2021, the Board met without management on five separate occasions, including the four regularly scheduled quarterly meetings.
To promote the exercise of independent judgment by directors in considering transactions and agreements, any director or officer who has a material interest in the matter being considered may not be present for discussions relating to the matter and any such director may not participate in any vote on the matter. In addition, the Board reviews related party transactions in conjunction with making director independence determinations. Completion of annual questionnaires by directors and officers of the Company assists in identifying possible related party transactions. Further, the Company’s Code of Business Conduct and Ethics provides that all officers and directors are required to avoid conflicts of interest and to disclose any actual or potential conflicts of interest. They must also annually certify their compliance with the Code of Business Conduct and Ethics.

Additional information on each director standing for election, including other public company boards on which they serve and their attendance record for all Board and Committee meetings during 2021, can be found on pages 15 to 20 of this Circular.
Executive Chair
The Executive Chair is appointed by the Board. Mr. Boyd is the Executive Chair of the Board and Mr. Al Joundi is the President and Chief Executive Officer of the Company. The Board believes that the separation of the offices of Chair and Chief Executive Officer enhances the ability of the Board to function and does not foresee that the offices of Chair and Chief Executive Officer will be held by the same person. In accordance with the Company’s by-laws, as the Executive Chair of the Board is not independent of management, the Board has appointed an independent Lead Director — see “Lead Director” below.
The Board has adopted a position description for the Executive Chair of the Board. The Executive Chair’s role is to provide leadership to directors in discharging their duties and obligations as set out in the mandate of the Board. The specific responsibilities of the Executive Chair include providing advice, counsel and mentorship to the Chief Executive Officer, appointing the Chair of each of the Board’s committees and promoting the delivery of information to the members of the Board on a timely basis to keep them fully apprised of all matters which are material to them at all times. The Executive Chair’s responsibilities also include scheduling, overseeing and presiding over meetings of the Board and presiding over meetings of the Company’s shareholders.
Lead Director
Mr. Sokalsky is the independent Lead Director of the Board. Mr. Sokalsky is not a member of management. The Board believes that the appointment of an independent Lead Director enhances the ability of the Board to function independently of management.
Because the Executive Chair is not an independent director, the independent directors elect an independent director to serve as Lead Director following each annual meeting. The Lead Director provides leadership to the Board and particularly to the independent directors. The Lead Director facilitates the functioning of the Board independently of management, approves agendas for each meeting of the Board, has the ability to call meetings of the Board of Directors and serves as an independent leadership contact for, and can communicate directly with, shareholders.
Further to the above, the Lead Director’s responsibilities include, among other things: consulting with the Executive Chair regarding the agenda and ultimately approving the agenda for each Board meeting; approving Board meeting schedules to ensure that there is sufficient time for discussion of all agenda items; chairing Board meetings when the Executive Chair is absent or in circumstances where the Executive Chair is (or may be perceived to be) conflicted; presiding over in camera sessions of the independent directors following every Board meeting; calling meetings of the independent directors, or the Board, as required; briefing the Executive Chair on decisions reached or suggestions made at meetings of independent directors, or during in camera sessions; facilitating communication between the independent directors and the Executive Chair; engaging with the Executive Chair between Board meetings and assisting with informing or engaging with independent directors; overseeing the annual Board and directors evaluation process; engaging with each director individually regarding the performance and functioning of the Board, its committees, and other evaluation matters, as appropriate; providing input in respect of the Executive Chair’s annual performance evaluation of the President and Chief Executive Officer; consulting with the Corporate Governance Committee in its performance evaluation of the Executive Chair; providing leadership to the Board if circumstances arise in which the Executive Chair may be (or may be perceived to be) in conflict, in responding to any reported conflicts of interest, or potential conflicts of interest, arising for any director; being available for consultation and direct communication with shareholders and other key constituents, as appropriate; and retaining independent advisors on behalf of the Board as the Board or the independent directors may deem necessary or appropriate.

President and Chief Executive Officer
The President and Chief Executive Officer is appointed by the Board and reports to the Executive Chair and the Board. The President and Chief Executive Officer has overall responsibility, subject to the oversight of the Executive Chair and the Board, for managing the Company’s business on a day-to-day basis, general supervision of the business of the Company and the execution of the Company’s operating plans and, working with the Executive Chair, execution of the Company’s strategic priorities.
Board Mandate
The Board’s mandate is to provide stewardship of the Company, to oversee the management of the Company’s business and affairs, to maintain its strength and integrity, to oversee the Company’s strategic direction, its organization structure and succession planning of senior management and to perform any other duties required by law. The Board’s strategic planning process consists of an annual review of the Company’s future business plans and, from time to time (and at least annually), a meeting focused on strategic planning matters. As part of this process, the Board reviews and approves the corporate objectives proposed by the Chief Executive Officer and advises management on the development of a corporate strategy to achieve those objectives. The Board also reviews the principal risks inherent in the Company’s business, including environmental, industrial and financial risks, and assesses the systems to manage these risks. The Board also monitors the performance of senior management against the business plan through a periodic review process (at least every quarter) and reviews and approves promotion and succession matters.
The Board holds management responsible for the development of long-term strategies for the Company. The role of the Board is to review, question, validate and ultimately approve the strategies and policies proposed by management. The Board relies on management to perform the data gathering, analysis and reporting functions which are critical to the Board for effective corporate governance. In addition, the executive team reports to the Board at least every quarter on the Company’s progress in the preceding quarter and on the strategic, operational and financial issues facing the Company.
Management is authorized to act, without Board approval, on all ordinary course matters relating to the Company’s business. Management seeks the Board’s prior approval for significant changes in the Company’s affairs such as major capital expenditures, financing arrangements and significant acquisitions and divestitures. Board approval is required for any venture outside of the Company’s existing businesses and for any change in senior management. Recommendations of committees of the Board require the approval of the Board before being implemented. In addition, the Board oversees and reviews significant corporate plans and initiatives, including the annual business plans and budget and significant matters of corporate strategy or policy. The Company’s authorization policy and risk management policy ensure compliance with good corporate governance practices. Both policies formalize controls over the management or other employees of the Company by stipulating internal approval processes for transactions, investments, commitments and expenditures and, in the case of the risk management policy, establishing objectives and guidelines for metal price hedging, foreign exchange and short-term investment risk management and insurance. The Board, directly and through its Audit Committee, also assesses the integrity of the Company’s internal control and management information systems.
The Board oversees the Company’s approach to communications with shareholders and other stakeholders and approves specific communications initiatives from time to time. The Company conducts an active investor relations program. The program involves responding to shareholder inquiries, briefing analysts and fund managers with respect to reported financial results and other announcements by the Company and meeting with individual investors and other stakeholders. Senior management reports regularly to the Board on these matters. The Board reviews and approves the Company’s major communications with shareholders and the public, including quarterly and annual financial results, the annual report and the management information circular. The Board has approved a Disclosure Policy which establishes standards and procedures relating to contacts with analysts and investors, news releases, conference calls, disclosure of material information, trading restrictions and blackout periods.
The Board’s mandate can be accessed through the Company’s website under “About Agnico — Governance — Board Mandate” at www.agnicoeagle.com.

Position Descriptions
President and Chief Executive Officer
The Board has adopted a position description for the President and Chief Executive Officer, who has full responsibility for the day-to-day operation of the Company’s business in accordance with the Company’s strategic plan and current year operating and capital expenditure budgets as approved by the Board. In discharging his responsibility for the day-to-day operation of the Company’s business, subject to the oversight by the Board, the President and Chief Executive Officer’s specific responsibilities include:
•
providing leadership and direction to the other members of the Company’s senior management team;

•
fostering a corporate culture that promotes ethical practices and encourages individual integrity;

•
maintaining a positive and ethical work climate that is conducive to attracting, retaining and motivating top-quality employees at all levels;

•
working with the Executive Chair and Lead Director in determining the matters and materials that should be presented to the Board;

•
together with the Executive Chair, developing and recommending to the Board a long-term strategy and vision for the Company that leads to enhancement of shareholder value;

•
developing and recommending to the Board annual business plans and budgets that support the Company’s long-term strategy;

•
ensuring that the day-to-day business affairs of the Company are appropriately managed;

•
consistently striving to achieve the Company’s financial and operating goals and objectives;

•
designing or supervising the design and implementation of effective disclosure and internal controls;

•
maintaining responsibility for the integrity of the financial reporting process;

•
seeking to secure for the Company a satisfactory competitive position within its industry;

•
ensuring that the Company has an effective management team below the level of the President and Chief Executive Officer and has an active plan for management development and succession;

•
ensuring, in cooperation with the Executive Chair, the Lead Director and the Board, that there is an effective succession plan in place for the position of Chief Executive Officer; and

•
serving as the primary spokesperson for the Company.

The President and Chief Executive Officer is to consult with the Executive Chair on matters of strategic significance to the Company and alert the Executive Chair on a timely basis of any material changes or events that may impact upon the risk profile, financial affairs or performance of the Company.
Chairs of Board Committees
The Board has adopted position descriptions for each of the Chairs of the Board’s committees. The role of each of the Chairs is to ensure the effective functioning of his or her committee and provide leadership to its members in discharging the mandate as set out in the committee’s charter. The responsibilities of each Chair include, among others:
•
establishing procedures to govern his or her committee’s work and ensure the full discharge of its duties;

•
chairing every meeting of his or her committee and encouraging free and open discussion at such meetings;

•
reporting to the Board on behalf of his or her committee; and

•
attending every meeting of shareholders and responding to such questions from shareholders as may be put to the Chair of his or her committee.

Each of the Chairs is also responsible for carrying out other duties as requested by the Board, depending on need and circumstances.
Orientation and Continuing Education
The Corporate Governance Committee is responsible for overseeing the development and implementation of orientation programs for new directors and continuing education for all directors.
The Company maintains a collection of director orientation materials, which include the Board Mandate, the charters of the Board’s committees, a memorandum on the duties of a director of a public company, as well as copies of the Company’s other corporate governance policies, and the Company’s most recent continuous disclosure filings. A copy of such materials is available to each director and updated periodically.
The Company holds periodic educational sessions with its directors and legal counsel to review and assess the Board’s corporate governance policies. This allows new directors to become familiar with the corporate governance policies of the Company as they relate to its business. In addition, the Company provides extensive reports on all operations to the directors at each quarterly Board meeting and endeavors to conduct yearly site tours for the directors at a different mine or project site each year. See “Board of Directors Governance Matters — Director Education” on page 30 of this Circular for a description of various educational activities the Board participated in in 2021.
Periodic briefings, site visits and development sessions also underpin and support the Board of Directors’ work in monitoring and overseeing progress towards the Company’s objectives and strategies and assist in continuously building directors’ knowledge to ensure the Board of Directors and its Committees remain up to date with developments and trends within the Company’s business and operating segments, as well as developments within the markets and mining industry within which the Company operates.
Under the supervision of the Corporate Governance Committee, an annual review and assessment with each individual director is conducted that addresses the performance of the Board, the Board’s committees and each of the directors. These assessments help identify opportunities for continuing Board and director development. In addition, it is open to any director to take a continuing education course related to the skill and knowledge necessary to meet his or her obligations as a director at the expense of the Company.
Ethical Business Conduct
The Board has adopted a Code of Business Conduct and Ethics and an Anti-Corruption and Anti-Bribery Policy, which provide a framework for directors, officers and employees on the conduct and ethical decision making integral to their work. In addition, the Board has adopted a Code of Business Conduct and Ethics for Consultants and Contractors. The Audit Committee is responsible for monitoring compliance with these codes of ethics and policy through reports at the quarterly Committee meetings (when warranted) and any waivers or amendments thereto can only be made by the Board or a Board committee. These codes and the policy can be accessed through the Company’s website under “About Agnico — Governance” at www.agnicoeagle.com.
The Board has also adopted a Confidential Anonymous Complaint Reporting Policy, which provides procedures for officers and employees who believe that a violation of the Code of Business Conduct and Ethics or Anti-Corruption and Anti-Bribery Policy has occurred to report this violation on a confidential and anonymous basis. Complaints can be made internally to the Executive Vice-President, Legal, General Counsel & Corporate Secretary or the Executive Vice-President, Finance and Chief Financial Officer. Complaints can also be made anonymously by telephone, e-mail or postal letter through a hotline provided by an independent third-party service provider. The Executive Vice-President, Legal, General Counsel & Corporate Secretary periodically submits a report to the Audit Committee regarding the complaints, if any, received through these procedures.
The Board believes that providing a procedure for employees and officers to raise concerns about ethical conduct on an anonymous and confidential basis fosters a culture of ethical conduct within the Company.

Nomination of Directors
The Corporate Governance Committee, which is comprised entirely of independent directors, is responsible for participating in the recruitment and recommendation of new nominees for appointment or election to the Board. When considering a potential candidate, the Corporate Governance Committee considers the diversity, qualities and skills that the Board, as a whole, should have and assesses the competencies and skills of the current members of the Board, including diversity criteria established under the Board of Directors Diversity Policy as discussed in greater detail in this Circular under “Board of Directors Governance Matters”. Based on the talent already represented on the Board, the Corporate Governance Committee then identifies the specific skills, personal qualities or experiences that a candidate should possess in light of the opportunities and risks facing the Company. The Corporate Governance Committee may maintain a list of potential director candidates for its future consideration and may engage outside advisors to assist in identifying potential candidates. Potential candidates are screened to ensure that they possess the requisite qualities, including integrity, business judgment and experience, business or professional expertise, independence from management, international experience, financial literacy, excellent communications skills, diversity and the ability to work well in a team situation. The Corporate Governance Committee also considers the existing commitments of a potential candidate to ensure that such candidate will be able to fulfill his or her duties as a Board member.
Compensation
Remuneration paid to the Company’s directors is set based on several factors, including time commitments, risk, workload and responsibility demanded by their positions. The Compensation Committee periodically reviews and fixes the amount and composition of the compensation of directors. For a summary of remuneration paid to directors, please see “Section 2: Business of the Meeting — Compensation of Directors and Other Information” in this Circular and the description of the Compensation Committee below.
Board Committees
The Board has five Committees: the Audit Committee, the Compensation Committee, the Corporate Governance Committee, the Health, Safety, Environment and Sustainable Development Committee and the Technical Committee.
Audit Committee
The Audit Committee is composed entirely of directors who are unrelated to and independent from the Company (currently, Mr. Parr (Chair), Mr. Roberts and Mr. Sokalsky), each of whom is financially literate, as the term is used in the CSA’s Multilateral Instrument 52-110 — Audit Committees. In addition: each of them are Chartered Accountants; Mr. Parr, while retired, was formerly the Chief Financial Officer of Centerra Gold Inc.; Mr. Sokalsky, while retired, was formerly the Chief Financial Officer of Barrick Gold Corporation; and the Board has determined that each of them qualify as audit committee financial experts, as the term is defined in the rules of the SEC. The education and experience of each member of the Audit Committee is set out under “Section 2: Business of the Meeting — Nominees for Election to the Board of Directors” in this Circular. Fees paid to the Company’s auditors, Ernst & Young LLP, are set out under “Section 2: Business of the Meeting — Appointment of Auditors” in this Circular. The Audit Committee met five times in 2021.
The Audit Committee has two primary objectives. The first is to advise the Board of Directors in its oversight responsibilities regarding:
•
the quality and integrity of the Company’s financial reports and information;

•
the Company’s compliance with legal and regulatory requirements;

•
the effectiveness of the Company’s internal controls for finance, accounting, internal audit, ethics and legal and regulatory compliance;

•
the performance of the Company’s auditing, accounting and financial reporting functions;

•
the fairness of related party agreements and arrangements between the Company and related parties; and

•
the independent auditors’ performance, qualifications and independence.

The second primary objective of the Audit Committee is to prepare the reports required to be included in the management information circular in accordance with applicable laws or the rules of applicable securities regulatory authorities.
The Board has adopted an Audit Committee charter, which provides that each member of the Audit Committee must be unrelated to and independent from the Company as determined by the Board in accordance with the applicable requirements of the laws governing the Company, the stock exchanges on which the Company’s securities are listed and applicable securities regulatory authorities. In addition, each member must be financially literate and at least one member of the Audit Committee must be an audit committee financial expert, as the term is defined in the rules of the SEC. The Audit Committee must pre-approve all audit and permitted non-audit services to be provided by the external auditors to the Company.
The Audit Committee is responsible for reviewing all financial statements prior to approval by the Board, all other disclosure containing financial information and all management reports which accompany any financial statements. The Audit Committee is also responsible for all internal and external audit plans, any recommendation affecting the Company’s internal controls, the results of internal and external audits and any changes in accounting practices or policies. The Audit Committee reviews any accruals, provisions, estimates or related party transactions that have a significant impact on the Company’s financial statements and any litigation, claim or other contingency that could have a material effect upon the Company’s financial statements.
In addition, the Audit Committee is responsible for assessing management’s programs and policies relating to the adequacy and effectiveness of internal controls over the Company’s accounting and financial systems. The Audit Committee reviews and discusses with the Chief Executive Officer and Chief Financial Officer the procedures undertaken in connection with their certifications for annual filings in accordance with the requirements of applicable securities regulatory authorities. The Audit Committee is also responsible for recommending to the Board the external auditor to be nominated for shareholder approval who will be responsible for preparing audited financial statements and completing other audit, review or attest services. The Audit Committee also recommends to the Board the compensation to be paid to the external auditor and directly oversees its work. The Company’s external auditor reports directly to the Audit Committee. The Audit Committee reports directly to the Board of Directors.
The Audit Committee is entitled to retain (at the Company’s expense) and determine the compensation of any independent counsel, accountants or other advisors to assist the Audit Committee in its oversight responsibilities.
Compensation Committee
The Compensation Committee is composed entirely of directors who are unrelated to and independent from the Company (currently, Mr. Gemmell (Chair), Ms. Celej and Mr. Grosskopf). The Compensation Committee met six times in 2021.
The Compensation Committee is responsible for, among other things:
•
recommending to the Board policies relating to compensation of the Company’s executive officers;

•
recommending to the Board the amount and composition of annual compensation to be paid to the Company’s executive officers;

•
matters relating to pension, Option, RSU, PSU and other incentive plans for the benefit of executive officers;

•
administering the Stock Option Plan, RSU Plan, PSU Plan and Legacy DSU Plan;

•
reviewing and fixing the amount and composition of annual compensation to be paid to members of the Board and committees; and

•
reviewing and assessing the design and competitiveness of the Company’s compensation and benefits programs generally.

The Compensation Committee reports directly to the Board. The charter of the Compensation Committee provides that each member of the Compensation Committee must be unrelated to and independent from the Company as determined by the Board in accordance with the applicable requirements of the laws governing the Company, the stock exchanges on which the Company’s securities are listed and applicable securities regulatory authorities.
The Board considers Mr. Gemmell, Ms. Celej and Mr. Grosskopf particularly well-qualified to serve on the Compensation Committee given the expertise they have accrued during their business careers: Mr. Gemmell as a senior manager of divisions of a major financial services company (where part of his duties included assessing personnel and setting compensation rates); Ms. Celej as a manager of a team in a major financial corporation where part of her duties includes reviewing the executive compensation practices of various public companies as part of assessing investment suitability and also assessing internal personnel and setting compensation rates for her team; and Mr. Grosskopf who has served as an executive in numerous financial services firms where his duties have included assessing personnel and setting compensation rates.
Corporate Governance Committee
The Corporate Governance Committee is composed entirely of directors who are unrelated to and independent from the Company (currently, Mr. Grosskopf (Chair), Mr. Gemmell, Mr. Parr and Mr. Sokalsky). The Corporate Governance Committee met four times in 2021.
The Corporate Governance Committee is responsible for, among other things:
•
evaluating the Company’s governance practices;

•
developing its response to the Company’s Statement of Corporate Governance and recommending changes to the Company’s governance structures or processes as it may from time to time consider necessary or desirable;

•
reviewing on an annual basis the charters of the Board and of each committee of the Board and recommending any changes;

•
assessing annually the effectiveness of the Board as a whole and recommending any changes;

•
reviewing on a periodic basis the composition of the Board to ensure that there remain an appropriate number of independent directors; and

•
participating in the recruitment and recommendation of new nominees for appointment or election to the Board.

The Corporate Governance Committee also provides a forum for a discussion of matters not readily discussed in a full Board meeting. The charter of the Corporate Governance Committee provides that each member of the Corporate Governance Committee must be unrelated to and independent from the Company as determined by the Board in accordance with the applicable requirements of the laws governing the Company, the stock exchanges on which the Company’s securities are listed and applicable securities regulatory authorities.
Health, Safety, Environment and Sustainable Development Committee
The Health, Safety, Environment and Sustainable Development Committee is comprised of four directors (currently Ms. McCombe (Chair), Ms. Aglukkaq, Mr. Gill and Ms. Lewis-Gray). The Health, Safety, Environment and Sustainable Development Committee met four times in 2021.
The Health, Safety, Environment and Sustainable Development Committee is responsible for, among other things:
•
monitoring and reviewing sustainable development, health, safety and environmental policies, principles, practices and processes;

•
monitoring and reviewing the management of tailings and designating one or more accountable executive officers for such purpose (who shall act in accordance with relevant guidelines set out by the Mining Association of Canada or other applicable industry associations or regulations);

•
monitoring and reviewing the management of the Company’s diversity and inclusion initiatives;

•
monitoring and reviewing climate change related risks and opportunities;

•
overseeing sustainable development, health, safety and environmental performance; and

•
monitoring and reviewing current and future regulatory issues relating to sustainable development, health, safety and the environment.

The Health, Safety, Environment and Sustainable Development Committee reports directly to the Board and provides a forum to review sustainable development, health, safety and environmental issues in a more thorough and detailed manner than could be adopted by the full Board. The Health, Safety, Environment and Sustainable Development Committee charter provides that a majority of the members of the Committee must be unrelated to and independent from the Company as determined by the Board in accordance with the applicable requirements of the laws governing the Company, the stock exchanges on which the Company’s securities are listed and applicable securities regulatory authorities.
Technical Committee
The Technical Committee is comprised of four directors (currently Mr. Gill (Chair), Ms. Lewis-Gray, Ms. McCombe and Mr. Roberts). The Technical Committee did not meet 2021 as it was formed on February 8, 2022 following completion of the Merger of Equals.
The Technical Committee is responsible for, among other things:
•
monitoring and reviewing the Company’s operational practices and processes;

•
monitoring and reviewing the risks associated with the Company’s operations; and

•
providing guidance to management of the Company with respect to operational practices and processes.

The Technical Committee reports directly to the Board and provides a forum to review technical and operating matters in a more thorough and detailed manner than could be adopted by the full Board. The Technical Committee charter will provide that a majority of the members of the Committee must be unrelated to and independent from the Company as determined by the Board in accordance with the applicable requirements of the laws governing the Company, the stock exchanges on which the Company’s securities are listed and applicable securities regulatory authorities.
Assessment of Directors
The Company’s Corporate Governance Committee (see description of the Corporate Governance Committee above) is responsible for the assessment of the effectiveness of the Board as a whole and participates in the recruitment and recommendation of new nominees for appointment or election to the Board of Directors.
The Board has a formal, comprehensive process to annually assess the performance of the Board as a whole, each Committee and each individual director, which is effected under the direction of the Corporate Governance Committee. A list of suggested topics for consideration is circulated to each director, which is followed by one-on-one meetings with the Board Chair and Lead Director. Various issues are reviewed and discussed, including Board and Committee structure and composition; succession planning; risk management; director skills, experience and competencies; individual director engagement and contributions; and Board and Committee process and effectiveness. These one-on-one meetings take place throughout the year and a summary of the comments is prepared. The summary is initially provided to the Chair of the Corporate Governance Committee and then shared with all directors and forms the basis for the annual Board/Committee/Director review and discussion at the Corporate Governance Committee meeting and the subsequent Board meeting held each December.

Having regard to the annual assessment of directors, there may be instances where the Corporate Governance Committee believes an individual director is not contributing to the Board of Directors to the same standards as other directors. This may be reflected by such things as, without limitation, poor attendance at Board of Directors or Committee meetings, lack of preparation for meetings or other general indications of lack of commitment for Board of Directors, Committee or corporate matters. Should such a situation arise, the Chair of the Corporate Governance Committee (or, should that person be the Director in question, the Chair of the Board of Directors) shall discuss the concerns of the Corporate Governance Committee with that person and provide that person a reasonable period of time to rectify the behaviour/attitude giving rise to the concern. Should the Chair have to discuss this matter with that person a second time, that person may be asked to immediately resign; in any event, in such a situation, that person will not be included on the slate of directors nominated for election at the next shareholders meeting where Directors are to be elected.

APPENDIX B
INCENTIVE SHARE PURCHASE PLAN RESOLUTION
BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:
1.
Section 3.5 of the Incentive Share Purchase Plan be amended to increase the number of common shares reserved for issuance under the Incentive Share Purchase Plan by 1,500,000 common shares to 9,600,000 common shares;

2.
the Incentive Share Purchase Plan of the Company is hereby amended; and

3.
any officer or director of the Company is authorized and directed on behalf of the Company to execute and deliver all such documents and to do all such acts as may be necessary or desirable to give effect to this resolution.

B-1

APPENDIX C
AMENDED AND RESTATED INCENTIVE SHARE PURCHASE PLAN
ARTICLE 1
INTRODUCTION
1.1
Purpose:

The purpose of this incentive share purchase plan (the “Plan”) is to encourage equity participation in Agnico Eagle Mines Limited by its directors, officers and employees through the purchase of common shares of Agnico Eagle Mines Limited (the “Shares”).
As used herein, unless the context otherwise requires, the term “Company” refers collectively to Agnico Eagle Mines Limited and its subsidiary companies.
ARTICLE 2
PURCHASE PLAN
2.1
Participation:

Subject to Sections 2.10 to 2.13 and applicable laws, all directors of the Company, excluding non-executive directors, and all officers and full-time employees of the Company who have been continuously employed by the Company for at least 12 consecutive months are eligible to participate in the Plan (such persons are referred to herein as “Participants”). The Committee (defined in Section 3.7 hereof) shall have the right, in its absolute discretion, to waive such 12 month period or refuse any person or group of persons the right of participation or continued participation in the Plan.
2.2
Election to Participate and Participant’s Contribution:

A Participant may elect to participate in the Plan during a calendar year (a “Plan Year”) by delivering to the Company not later than December 10 of the preceding calendar year (the “Enrolment Date”) a written direction in the form prescribed from time to time. If the Plan’s payroll deduction feature is selected, such form will authorize the Company to deduct an amount from the Participant’s basic annual salary from the Company, before deductions and exclusive of any overtime pay, bonuses or allowances of any kind whatsoever (the “Basic Annual Salary”), in equal instalments based on the applicable payroll schedule. Alternatively, a Participant may elect to make contributions to the Plan on a quarterly basis in four equal instalments by cheque payable to the Company. The amounts so deducted by or paid to the Company (the “Participant’s Contribution”) will be applied to the purchase of Shares pursuant to the Plan and shall be held by the Company in trust for the purposes of the Plan.
Except in the case of Participants who are directors of the Company, the Participant’s Contribution during a Plan Year shall not exceed 10% of the Participant’s Basic Annual Salary for the calendar year in which the Enrolment Date falls. The Participant’s Contribution during a Plan Year of any director of the Company electing to participate in the Plan shall not exceed such director’s annual board and committee retainer fees for the calendar year in which the Enrolment Date falls. No adjustment shall be made to the Participant’s Contribution until the following Enrolment Date and then only if a new written direction has been delivered to the Company.
2.3
Participant’s Contribution — Alternate Arrangements:

Plan participation by payroll deduction is not available to Participants who are full-time employees on short-term or long-term disability, workers’ compensation or parental leave. For such Participants, payment of their Participant’s Contribution will be accepted by cheque, subject to the satisfaction of all other requirements of the Plan.
The failure by a Participant to make any required contributions under the terms of the Plan shall, at the option of the Company, be deemed to be a cancellation of such Participant’s election to participate in the Plan. The deemed cancellation will be effective at the close of business on the last business day of the month in which the deemed cancellation occurs. The defaulting Participant will be notified of such cancellation by notice in writing mailed to such Participant and any Participant’s Contribution held by the Company in trust for such Participant shall be returned to the defaulting Participant. No Shares will be issuable to a Participant where his or her Participant’s Contribution has not been made in accordance with the terms of the Plan.
2.4
Company’s Contribution:

Immediately prior to the date any Shares are issued to a Participant in accordance with Section 2.6 hereof, the Company will credit the Participant with and thereafter hold in trust for the Participant an amount (the “Company’s Contribution”) equal to no more than 50% of the Participant’s Contribution then held in trust by the Company.
2.5
Aggregate Contribution:

The Participant’s Contribution plus the Company’s Contribution shall be the “Aggregate Contribution”. The Company shall not be required to segregate the Participant’s Contribution or the Aggregate Contribution from its own corporate funds or to pay interest thereon to any Participant.
2.6
Issue of Shares:

On March 31, June 30, September 30 and December 31 in each Plan Year, or if any such day is not a business day, then on the preceding business day (each, an “Issue Date”), the Company will issue to each Participant fully paid and non-assessable Shares equal, as nearly as possible, in value to the Aggregate Contribution held in trust on such date by the Company for each such Participant converted into Shares at the Market Price (as defined below) on such Issue Dates. If such conversion would otherwise result in the issue to a Participant of a fraction of a Share, the Company will issue only such number of whole Shares as may be purchased with such Aggregate Contribution. Until the Shares are issued, Participants shall have none of the rights or obligations of a shareholder with respect to such Shares.
In this Section 2.6, “Market Price” on any Issue Date shall be the simple average of the high and low trading prices of the Shares on The Toronto Stock Exchange (the “TSX”) for each of the five trading days immediately prior to such Issue Date (a “Pricing Period”). If the Shares did not trade on the TSX during the Pricing Period, Market Price shall be the simple average of the high and low trading prices of the Shares on the New York Stock Exchange (the “NYSE”) during such Pricing Period converted into Canadian dollars at the rate at which United States dollars may be exchanged into Canadian dollars using the inverse Noon Buying Rate. If the Shares did not trade on the TSX or NYSE during the Pricing Period, Market Price shall be the simple average of the high and low trading prices of the Shares on such stock exchange in Canada on which the Shares are listed during such Pricing Period as may be selected by the Committee for such purpose. If the Shares do not trade on such day on any such stock exchange, the Market Price shall be the simple average of the bid and ask prices of the Shares on the TSX during such Pricing Period.
The Company shall hold any unused balance of the Aggregate Contribution in trust for a Participant until such balance is utilized in accordance with the Plan.
2.7
Record of Purchase:

Within two months after each Issue Date, each Participant shall be furnished with a record of the Shares purchased on such Issue Date, the applicable Market Price and the balance remaining in his or her account, together with an electronic notification of the number of the Shares issued to and registered in the name of the Participant.
2.8
Restricted Period:

The Plan is intended to provide Shares for investment by Participants (through the holding of Shares in an attempt to align the interests of Participants and shareholders) and not for immediate resale;

accordingly, the Participants must hold the Shares purchased under the Plan for one year. For the one-year period commencing on an Issue Date and ending on the first anniversary of such Issue Date (the “Restricted Period”), the Shares issued to a Participant on such Issue Date may not be sold, transferred or otherwise disposed of by the Participant. The Participant shall be the registered holder of the Shares during the Restricted Period until such time as the Shares are sold or otherwise disposed of by the Participant following the expiration of the Restricted Period. During the Restricted Period the Participant shall be entitled to all of the rights of a shareholder of the Company including, without limitation, the Participant shall have (a) the right to exercise the votes attaching to his or her Shares; and (b) all cash dividends and other cash distributions declared and paid by the Company in respect of any Shares shall be paid to or to the order of the Participant. During the Restricted Period, a Participant may transfer, sell or tender any or all of the Shares held by the Participant which are subject to a Restricted Period pursuant to a bona fide third party take-over bid made to all shareholders of the Company or similar acquisition transaction provided that, if the take-over bid or acquisition transaction is not completed, any Shares held by the Participant shall remain subject to the prohibitions on sale, transfer or other disposition until the expiration of the applicable Restricted Period. The Chief Executive Officer of the Company may elect, in his or her absolute discretion, to waive any Restricted Period applicable to the Shares held by a Participant. In respect of the waiver of any Restricted Period applicable to the Shares held by the Chief Executive Officer of the Company, the Committee shall make such election, in its absolute discretion.
The Restricted Period and the related restrictions on the sale, transfer or other disposition of the Shares by a Participant as set out in this Section 2.8 shall not be applicable to any Participants who are “U.S. Participants” employed by the Company in the United States. In this Section 2.8, a “U.S. Participant” shall include any Participant who is a U.S. person, as defined in Rule 902 of Regulation S under the United States Securities Act of 1933, as amended.
2.9
Withdrawal from the Plan:

In the event that a Participant ceases to be eligible for participation in the Plan by virtue of the termination of his or her relationship with the Company for any reason, whether voluntary or involuntary, or in the event of the death of the Participant while participating in the Plan, no further purchases of Shares will be made and the Participant’s Contribution then held by the Company for the Participant shall be paid to the Participant or his or her estate or otherwise as directed by a court of competent jurisdiction, as the case may be, and the Company’s Contribution then held in trust for the Participant shall be paid to the Company. In addition, any Restricted Period covering the Shares then held by the Participant shall immediately lapse and be of no further force or effect. Unless granted permission by the Chief Executive Officer of the Company in the case of a Participant other than the Chief Executive Officer, or by the Committee in the case of the Chief Executive Officer, a Participant is not permitted to withdraw from the Plan during a Plan Year in which the Participant has elected to participate in the Plan.
2.10
Termination of the Plan:

Termination of the Plan shall not affect the rights of the Participant’s to the Shares purchased by them pursuant to the Plan. In the event of termination of the Plan, the Company shall pay to each Participant the Participant’s Contribution then held in trust by the Company for such Participant.
2.11
Loans to Non-management Participants:

If a Participant who is not a director or officer of the Company (a “Non-Management Participant”) desires to obtain one or more loans from the Company in order to assist him or her to pay the purchase price of any Shares acquired under the Plan, he or she may so advise the Company by request in writing and, in such event, the Committee may consider the request and, if thought fit by the Committee, cause the Company, subject to compliance with all applicable laws, to make a loan to him or her concurrently with one or more scheduled dates for payment of such Non-Management Participant’s Contribution, the principal amount of any such loan will be the amount approved by the Committee.
Each loan made to a Non-Management Participant shall be evidenced by a promissory note and shall have a term not exceeding ten years from the date such loan is advanced to the Non-Management

Participant. In addition, if such Non-Management Participant should cease to be an employee of the Company for any reason, whether voluntary or involuntary (including, without limitation, by reason of death, resignation, discharge, illness, disability or otherwise), each loan made to such Non-Management Participant which is then outstanding shall become due and payable in full on the date which is the earliest of:
(a)
the stated maturity date of such loan as set out in the promissory note;

(b)
the second anniversary of the date on which such Non-Management Participant so ceased to be an employee of the Company; and

(c)
the date the Non-Management Participant becomes a director or officer of the Company.

The Committee shall have the right, in its sole discretion and at any time and from time to time, subject to regulatory approval, to change the foregoing provisions relating to the repayment of loans (save and except that the time in which any such loan must be repaid shall not exceed ten years from the date of the advance thereof). The respective terms and conditions pertaining to the repayment of loans from time to time outstanding need not be the same.
2.12
Security for Repayment of Loans:

If a loan is made to a Non-Management Participant, such Non-Management Participant shall, concurrently with the making of each loan to him or her, create a security interest in, pledge and hypothecate to and in favour of the Company, as continuing security for the repayment of the principal amount of such loan and all interest accruing thereon and any expenses incurred by the Company described below in (c), together with any other loans made by the Company to the Non-Management Participant from time to time, all interest accruing thereon and any expenses incurred by the Company in connection therewith, all of the shares (the “Pledged Shares”) purchased by him or her with part or all of the proceeds of such loan and all proceeds of such Pledged Shares. Certificates representing the Pledged Shares shall be issued to and registered in the name of the Non-Management Participant and held by the Company (or an agent of the Company as stipulated by the Committee). Certificates representing Shares or other securities issued as stock dividends in respect of the Pledged Shares shall be issued to and registered in the name of the Non-Management Participant and held by the Company (or an agent of the Company as stipulated by the Committee) and shall form part of the Pledged Shares. All certificates representing the Pledged Shares shall be accompanied by irrevocable stock transfer powers duly endorsed in blank by such Non- Management Participant in respect of the Pledged Shares represented by such certificates.
Upon payment in full of all loans and all interest due thereon, the Company shall deliver to such Non-Management Participant certificates representing the Pledged Shares.
The occurrence of either of the following events shall constitute an Event of Default under any loan: (a) a Non-Management Participant defaults in the payment of the principal amount of any loan and/or the payment of interest due thereon and such default is not cured within 10 days of the occurrence thereof: or (b) a Non-Management Participant, or any third party in respect of such Non-Management Participant, files, institutes or commences any application, assignment, petition, proposal or proceeding under any bankruptcy, insolvency, liquidation, debt restructuring or similar law now or hereafter in effect seeking bankruptcy, liquidation or readjustment of debt or the appointment of a trustee, custodian, liquidator or similar official. Upon an Event of Default under any loan, the Company, in addition to any other legal or equitable rights it may have, shall at any time thereafter be entitled to:
(a)
set off any cash dividends or other cash distributions declared and payable by the Company in respect of the Pledged Shares as against and to the extent of the outstanding principal balance of such Non-Management Participant’s loan and all interest accrued thereon and the expenses described in (c) below;

(b)
sell the Pledged Shares and apply the proceeds of sale to repay the outstanding principal balance of such Non-Management Participant’s loan and all interest then accrued thereon and the expenses described below in (c); and

(c)
retain from the proceeds of such sale all amounts necessary to pay the expenses incurred by the Company in connection with such sale and to repay the outstanding balance of the loan including all interest thereon.

If there is a sale of any Pledged Shares and the proceeds from the sale of such Pledged Shares are sufficient to repay the expenses of such sale and the outstanding principal balance of any loan and/or interest thereon, the Company shall deliver the balance, if any, of the Pledged Shares and certificates therefore, if any, and/or the balance of the proceeds of such sale, if any, as the case may be, to the Non-Management Participant. If the proceeds from the sale of any Pledged Shares are insufficient to repay the expenses of such sale and the outstanding principal balance of any loan and/or any interest accruing thereon, the Non-Management Participant shall forthwith pay to the Company the amount of the deficiency. If any Pledged Shares which otherwise would be sold by the Company pursuant to the foregoing would be an “odd lot”, the Company may in its discretion sell such greater number of Pledged Shares as is necessary to effect a sale consisting of one or more “board lots”.
2.13
Voting rights and Cash Dividends:

So long as an Event of Default has not occurred: (a) each Non-Management Participant to whom any loan has been made shall have the right to exercise the votes attaching to his or her Pledged Shares; and (b) all cash dividends and other cash distributions declared and paid by the Company in respect of any Pledged Shares shall be paid to or to the order of the Non-Management Participant.
ARTICLE 3
GENERAL
3.1
Transferability:

All benefits and rights accruing to any Participant in accordance with the terms and conditions of the Plan shall not be transferable unless specifically provided herein. During the lifetime of a Participant, all benefits and rights may only be exercised by the Participant.
3.2
Employment:

Nothing contained in the Plan or in any benefit or right granted hereunder shall confer upon any Participant any right with respect to service or continuance of service with the Company, or interfere in any way with the right of the Company to terminate the Participant service with the Company at any time. Participation in the Plan by a Participant is voluntary.
3.3
Record Keeping:

The Company shall maintain a register in which shall be recorded the name and address of each Participant and all Participant’s Contributions.
3.4
Necessary Approvals:

The Plan, and the obligations of the Company to issue and deliver any Shares in accordance with the Plan, are subject to the approval of any regulatory authority having jurisdiction over the securities of the Company. If any Shares cannot be issued to any Participant for any reason whatsoever, the obligation of the Company to issue such Shares shall terminate and any Participant’s Contribution held in trust for a Participant will be returned to the Participant.
3.5
Number of Shares Reserved:

The maximum number of Shares which may be reserved for issuance under the Plan shall be 9,600,000 Shares, which number may only be increased with the approval of the shareholders of the Company.

3.6
Adjustments in Event of Change in Shares:

(a)
In the event of a subdivision, consolidation or reclassification of outstanding Shares or other capital adjustment, or the payment of a stock dividend thereon, the number of Shares reserved or authorized to be reserved under the Plan shall be increased or reduced proportionately and such other adjustments shall be made as may be deemed necessary or equitable by the Committee.

(b)
In the event of a change in the Company’s authorized Shares which is limited to a change in the designation thereof, the shares resulting from any such change shall be deemed to be Shares under the Plan. In the event of any other changes affecting the Shares, such adjustment shall be made as may be deemed equitable by the Committee to give proper effect to such event.

3.7
Plan Administration and Amendments to Plan:

(a)
The Plan will be administered by the Compensation Committee of the Board of Directors of the Company (the “Committee”) or by any other committee of the Board of Directors or committee composed of directors and/or officers of the Company as the Board of Directors may from time to time designate, and after such designation, references to the Committee herein shall be deemed to refer to such other committee as the case may be.

(b)
The Committee shall have authority to adopt, amend or rescind rules and regulations as in its opinion may be advisable or required in the administration or operation of the Plan. The Committee shall also have authority to interpret and construe the Plan and the rules, regulations and documentation utilized under the Plan and may make any and all determinations deemed necessary or advisable for the administration of the Plan. Any interpretation or construction of any provision of the Plan or the rules, regulations or documentation utilized under the Plan shall be final, conclusive and binding on the Participants. All administrative costs of the Plan shall be paid by the Company. The senior officers of the Company are authorized and directed to do all things and execute and deliver all instruments, undertakings and applications and writings as they in their absolute discretion consider necessary for the implementation of the rules and regulations established for administering the Plan.

(c)
The Committee reserves the right to amend, modify, suspend or terminate the Plan at any time if and when it is advisable in the absolute discretion of the Committee without notice to or approval by the shareholders of the Company, provided that all material amendments to the Plan shall require the prior approval of the shareholders of the Company. Examples of the specific types of amendments that are not material and that the Committee is entitled to make without shareholder approval include, but are not limited to:

(i)
amendments to the Plan to ensure continuing compliance with applicable laws, regulations, requirements, rules or policies of any governmental or regulatory authority or stock exchange;

(ii)
amendments of a “housekeeping” nature, which include amendments relating to the administration of the Plan or to eliminate any ambiguity or correct or supplement any provision herein which may be incorrect or incompatible with any other provision hereof;

(iii)
amendments to change the class of Participants eligible to participate in the Plan;

(iv)
amendments to change the terms and conditions of any financial assistance which may be provided by the Company to Participants under the Plan; and

(v)
amendments to change the terms and conditions of the restrictions on the sale, transfer or other disposal of Shares by Participants under the Plan.

(d)
Notwithstanding anything contained herein to the contrary, no amendment to the Plan requiring the approval of the shareholders of the Company under any applicable securities laws or requirements shall become effective until such approval is obtained. Without limitation of the foregoing, the approval of a majority of the shareholders of the Company present in person or by proxy and entitled to vote at a meeting of shareholders shall be required for the following matters:

(i)
any amendment to the provisions of section 3.7(c), other than an amendment within the nature of paragraphs (i) and (ii) of section 3.7(c);

(ii)
any amendment to increase the maximum number of Shares reserved for issuance under the Plan pursuant to section 3.5 (other than pursuant to section 3.6);

(iii)
any amendments to the Participant’s Contribution limits provided for in section 2.2, including the Participant Contribution limit of any director of the Company; and

(iv)
any amendments to the Company’s Contribution limits provided for in section 2.4.

3.8
No Representation or Warranty:

The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the Plan.
3.9
Interpretation:

The Plan will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

APPENDIX D
ADVISORY RESOLUTION ON APPROACH TO EXECUTIVE COMPENSATION
BE IT RESOLVED AS AN ADVISORY RESOLUTION THAT:
1.
on an advisory basis and not to diminish the role and responsibilities of the Board of Directors of the Company, the approach to executive compensation disclosed in this Circular is hereby accepted.

D-1